Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166073

Prospectus

$14,251,000  Convertible Subordinated Term Notes due 2014
4,750 Series A Units Issuable Upon Conversion of the Notes

As of December 31, 2011 , we had outstanding debt of approximately $132 million and we seek to offer our existing members and other investors an opportunity to purchase our Convertible Subordinated Term Notes (“Notes”) in this offering, the proceeds of which we intend to use to refinance a portion of such outstanding debt, though we reserve the right to utilize some of the proceeds for general working capital purposes.  We will conduct this offering ourselves on a best efforts basis and without any underwriter or placement agent.  It is our current intention that the offering will end no later than December 31, 2012, but we may extend the offering beyond such date at our sole discretion.

The minimum Note purchase is $15,000, and investors may purchase additional amounts of Notes in integral amounts of $3,000.  The purchase price represents 100% of the principal amount of the Notes.  There is no minimum size to this offering and we will not escrow any funds used to purchase Notes.

We will pay interest on the Notes of 7.5% over the six-month LIBOR on January 31 and July 31 of each year, beginning July 31, 2012, and such interest may be paid in cash or in-kind, at our option, and any accrued interest paid in-kind will be capitalized and added to the outstanding principal of such Note.  The Notes will mature on August 14, 2014.  Because we intend to pay interest in-kind, we have registered hereunder $14,251,000 principal amount of Notes based on the assumption we issue $10 million in principal amount of Notes in this offering and incur $2,633,462 of in-kind interest over the life of the Notes (based upon an assumed interest rate of 8.28%), plus the allowance of an additional $ 1,617,538 of in-kind interest.  To the extent we incur interest expense on the Notes greater than $4,251,000, we may be required to register the sale of additional Notes on a subsequent registration statement.

The Notes will be unsecured, subordinated obligations and will rank junior in right of payment to all of our existing and future senior indebtedness and equal in right to all of our subordinated indebtedness.  Holders of the Notes may convert them into our Series A Units at a conversion ratio of one Unit issued for every $3,000 of Note principal (including interest paid-in-kind and accrued unpaid interest) converted, subject to adjustment and provided a minimum of $15,000 of Note principal amount is so converted.  Any such conversion must be effected on January 31 or July 31 of each year; although we must receive the conversion request at least 30 days prior to the requested conversion date.  We may redeem the Notes at anytime, but upon receipt of a redemption notice, a Holder may elect to convert the Notes into Series A Units by providing written notice of such to us within 20 days of the date of the redemption notice.

Neither the Notes nor any series of our equity Units is or will be listed on any securities exchange.  The Notes are speculative securities and involve a significant degree of risk. You should read this prospectus including the section entitled “RISK FACTORS” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 21, 2012

i

TABLE OF CONTENTS

Part I
Forward-Looking Statement	1
Summary	2
Risk Factors	6
Use of Proceeds	23
Distribution Policy	23
Determination of Offering Price	23
Plan of Distribution	24
Transferability	27
Description of Securities to be Registered	31
Description of Business	38
Description of Property	49
Legal Proceedings	49
Management Discussion and Analysis of Financial Condition	50
Management	62
Security Ownership of Certain Beneficial Owners and Management	68
Certain Relationships and Related Party Transactions	69
Summary of Operating Agreement	73
Common Equity and Related Equity Holder Matters	77
Federal Income Tax Aspects	78
Legal Matters	93
Experts	93
Where You Can Find More Information	93
Index to Financial Statements	94

You should rely only on the information contained in this Prospectus.  We have not authorized anyone to provide you with different information.  We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information contained in this Prospectus is accurate as of the date on the front of this Prospectus only, regardless of the time of delivery of this Prospectus or any sale of our Notes and Series A units.  Our business, financial condition, operating results and prospects may have changed since that date.

We maintain a corporate website at www.sireethanol.com.  However, information on that website is not incorporated by reference into this Prospectus.

ii

FORWARD-LOOKING STATEMENTS

This Prospectus contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our expected future operations and actions.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will”, “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,”  “predict,” “target,” “potential,” or “continue” or the negative of these terms or other similar expressions.  These forward-looking statements are only our predictions based on current information and involve numerous assumptions, risks and uncertainties.  Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this report.  While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•	Changes in the availability and price of corn, natural gas, and steam;
•	Our inability to comply with our credit agreements required to continue our operations;
•	Negative impacts that our hedging activities may have on our operations;
•	Decreases in the market prices of ethanol and distillers grains;
•	Ethanol supply exceeding demand; and corresponding ethanol price reductions;
•	Changes in the environmental regulations that apply to our plant operations;
•	Changes in plant production capacity or technical difficulties in operating the plant;
•	Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries;
•	Changes in federal and/or state laws (including the elimination of any federal and/or state ethanol tax incentives);
•	Changes and advances in ethanol production technology;
•	Additional ethanol plants built in close proximity to our ethanol facility in southwest Iowa;
•	Competition from alternative fuel additives;
•	Changes in interest rates and lending conditions of our loan covenants;
•	Our ability to retain key employees and maintain labor relations; and
•	Volatile commodity and financial markets.

These forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements.  Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed below and in the section titled “Risk Factors.” These and many other factors could affect our future financial condition and operating results and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by us or on our behalf.  We undertake no obligation to revise or update any forward-looking statements.

1. You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements contained in this Prospectus have been compiled as of the date of this Prospectus and should be evaluated with consideration of any changes occurring after the date of this Prospectus. Except as required under federal securities laws and Securities and Exchange Commission (“SEC”) rules and regulations, we will not update forward-looking statements even though our situation may change in the future.

SUMMARY

The items in the following summary are described in more detail later in this Prospectus. You should carefully read the more detailed information in this Prospectus, especially the risks of investing in our Notes discussed under “Risk Factors,” as well as the financial statements and the related notes included elsewhere in this Prospectus.  All references in this Prospectus to “we,” “us,” “our” and “Company” refer to Southwest Iowa Renewable Energy, LLC, unless the context requires otherwise. We report our financial information on the basis of a September 30 fiscal year end.

The Company

We are an Iowa limited liability company formed in 2005 to construct and operate a 110 million gallon per year capacity ethanol plant.  We began producing ethanol in February, 2009 and sell our ethanol, modified wet distillers grains with solubles (“WDGS”) and corn syrup in the continental United States.  We sell our dried distillers grains with solubles (“DDGS” and collectively with WDGS, “Distillers Grains”) in the continental United States, Mexico, and the Pacific Rim.  Our plant was constructed by ICM, Inc. (“ICM”).  Our production facility (the “Facility”) is located in Pottawattamie County in southwestern Iowa.

While we operate in an extremely competitive business which is presently facing challenging commodity price pressures, we believe that we possess certain characteristics which separate us from our competition.  First, our Facility is one of only 14 ethanol plants in the United States which utilizes steam for its primary energy source.  The vast majority of ethanol plants in the United States use natural gas to produce ethanol and dry distillers grains, which requires them to pay more for their chief energy input, while at the same time increasing their exposure to the volatile natural gas markets.  Our Facility’s usage of steam as its chief energy input reduces both our exposure to energy input market volatility and our operating costs.  Second, we have partnered with significant participants in the ethanol and grain businesses—ICM and Bunge North America, Inc. (a wholly-owned subsidiary of Bunge Limited, a publicly-traded, global agribusiness company) (“Bunge”), both of whom hold a significant amount of our equity.  We believe these partnerships make us more competitive by providing us with critical support and services in the areas of risk management, quality control, experienced commodity trading, and experience in the implementation of the latest technologies.

Purpose of the Offering

We have an outstanding Negotiable Subordinated Term Loan Note in favor of ICM (the “ICM Note”) which had a principal balance of $10,902,885 on December 31, 2011 .  The ICM Note is convertible at ICM’s option into Series C Units at $3,000 per unit, and also requires us to pay ICM 24% of the proceeds we receive from any debt or equity issuance (which includes the Notes issued hereby) in satisfaction of the principal outstanding under the ICM Note.  We have an outstanding Subordinated Term Loan Note (the “Holdings Note,” together with the ICM Note, the “Convertible Debt”) in favor of Bunge N.A. Holdings, Inc. (“Holdings,” together with ICM, the “Lenders”), a Bunge affiliate, which had a principal balance of $31,663,730 as of December 31 , 2011. The Holdings Note is convertible at Holdings’ option into Series U Units at a conversion price of $3,000 per unit, and also requires us to pay Holdings 76% of the proceeds we receive from any debt or equity issuance (which includes the Notes issued hereby) in satisfaction of the principal outstanding under the Holdings Note.  The Notes are convertible into our Series A Units at the same conversion ratio at which the Lenders are entitled to convert the Convertible Debt into Units.

We wish to offer our existing Members and other investors the opportunity to reduce the Convertible Debt with the proceeds from the sale of the Notes issued in this offering, as well as the opportunity to limit any dilution they may experience should the Lenders convert any of the Convertible Debt to equity in the Company.  Under the Convertible Debt, 24% and 76% of the proceeds from this offering must be used to repay principal of the ICM Note and the Holdings Note, respectively.  We anticipate issuing $10,000,000 in principal amount of Notes in this offering, but are registering $14,251,000 of Notes to account for additional $ 2,633,462 in Note principal we intend to make interest payments in-kind (“PIK”), based on an assumed 8.28 % interest rate, as well as for additional in-kind interest.  Therefore, if $10,000,000 of Notes are sold in this offering and we incur estimated offering costs of $300,000 , approximately $2,328,000 and $7,372,000 would be used to reduce the ICM Note and the Holdings Note, respectively.  If we issue additional Notes or are required to pay more interest than we estimate, we may need to register the sale of additional Notes and Series A Units under a separate registration statement.

We plan on using the net proceeds of this offering to repay a portion of the Convertible Debt, though depending on the market price for corn and other factors impacting our liquidity, our Board may determine to utilize the proceeds (or a portion thereof) for general working capital purposes.  That usage would require waivers from the Lenders under the Convertible Debt, and we have not sought any waiver to date nor do we have any plans to do so at this time.  While using the offering proceeds for working capital could enhance our ability to manage corn prices which have been trending higher, it would result in us having a higher amount of subordinated debt than if we repaid the Convertible Debt with the proceeds.  See “Use of Proceeds” and “Management Discussion and Analysis of Financial Condition—Overview, Status and Recent Developments,” below.

2

Risk Factors

Investing in our Notes involves risks that include the unpredictability of corn and ethanol prices, competition, and other material factors.  You should carefully read and consider the section entitled “Risk Factors” beginning on page 6 of this Prospectus for an explanation of these risks before investing in our Notes.

Corporate Information

Our principal executive office is located at 10868 189th Street, Council Bluffs, Iowa, 51503, and our phone number is (712) 366-0392. We also maintain a website at www.sireethanol.com. The information on our website is not incorporated by reference into this Prospectus.
The Offering

Purpose	To provide our Unitholders limited protection from dilution occurring if either Lender exercises its rights to convert the Convertible Debt into Units. We plan to use the proceeds from the sale of the Notes to reduce the Convertible Debt, though depending on market factors impacting our liquidity, we may utilize proceeds from this offering (or a portion of proceeds) for general working capital, with Lenders’ consent.

Securities offered by us	Convertible Subordinated Term Notes which are convertible into our Series A Units (“Units”).

Minimum purchase	Notes will be sold in the minimum purchase amount of $15,000, and integral increments of $3,000 thereafter. See “Plan of Distribution” below.

Interest and Payment Dates	Holders of the Notes (the “Holders”) will be paid interest at a rate of 7.5% over the six-month LIBOR on January 31 and July 31 of each year, beginning on the date of issuance of the Notes. As of January 31, 2012 , the six-month LIBOR was 0.78% . We have the right and option, and in all likelihood will, pay all interest on the Notes in-kind, meaning interest will be capitalized and added to the outstanding principal of the Notes (“PIK Interest”), and any accrued and unpaid interest on the Notes which is not paid in cash on the due date is automatically capitalized and added to the outstanding principal of the Notes on the due date. See “Description of Securities to be Registered” below.

Under the terms of the Amended and Restated Credit Agreement dated March 31, 2010 among us, AgStar Financial Services, PCA (“Agent”), and the additional commercial, banking or financial institutions party thereto as banks (collectively, the “Banks”), as may be amended (the “Credit Agreement”), we are not permitted to make any principal or interest payments on the Notes in advance of maturity and payment in full of the Credit Agreement.  Purchasers of Notes should anticipate that all interest payments will be made through additions of PIK Interest to the principal of the Notes, and Holders will be required to pay tax on such PIK Interest, even though they do not receive any cash payments.

Maturity Date of Notes	August 31, 2014. See “Description of Securities to be Registered” below.

Conversion Rights of Holders	The Notes (including capitalized PIK Interest and accrued but unpaid interest) are convertible, at the option of the Holder, on January 31 and July 31 of each year, into Series A Units, in the minimum principal amount of $15,000 and integral increments of $3,000 thereafter, at a conversion rate of one Unit for every $3,000 in Note principal amount (including PIK Interest and accrued but unpaid interest) converted. Holders desiring to convert must provide us notice at least 30 days prior to the applicable conversion date. As provided in the Indenture (“Indenture”) under which the Notes will be issued, we are obligated to admit any Holder converting Notes into Series A Units as a Member of the Company (a “Member”). Holders who become Members will have the same rights as other Members holding Series A Units. The Series A Units are one of four series of Units authorized under our Third Amended and Restated Operating Agreement dated July 17, 2009 (“Operating Agreement”), and have rights which differ materially from the rights afforded other Series. Any principal, including any PIK Interest, that is not converted to Units will remain outstanding principal under the Notes. See “Description of Securities to be

3

Registered” below. In addition, Holders can convert the Notes into Series A Units upon receipt of a redemption notice from us. See “The Offering - Redemption” immediately below

Redemption
The Notes can be redeemed by us at any time upon providing the Holder at least 30 but not more than 90 days advance notice of such redemption.  Upon receipt of a notice of redemption, a Holder may provide written notice to us within 20 days of the date of such redemption notice, indicating that the Holder desires to convert the Notes to Series A Units.  Such notice must contain all elements required for a conversion notice.  If we receive such a notice within 20 days of the date of the redemption notice, then on the date of redemption, we will convert such Holders’ Notes into a whole number of Units (at the conversion ratio of one Unit for every $3,000 in Note principal and PIK Interest converted) and we will redeem any remaining principal and interest that is insufficient for conversion.  If no such notice is received by us, then we will automatically redeem such Note.

Upon redemption, we will pay the Holder the outstanding principal balance (including any capitalized PIK Interest) of the Notes being redeemed and any accrued but unpaid interest.

Indenture	The rights of the Holders are described in the Indenture filed as an exhibit this registration statement. See “Description of Securities to be Registered” below.

Ranking	The Notes are unsecured and are subordinated to our outstanding senior indebtedness and equal to our outstanding subordinated indebtedness. As of December 31, 2011 , we had $89,253,715 of senior secured debt and $42,842,448 of subordinated and other debt. See “Description of Securities to be Registered” below.

Unit distribution policy	We have not yet made any distributions to our Members, but we do expect to pay distributions when approved by our Board of Directors and permitted by our debt covenants. Our Board of Directors retains the authority to pay distributions to our Members. Furthermore, the terms of our credit agreements, including the terms of the Credit Agreement, restrict our ability to make distributions to our Members. See “Distribution Policy” below.

Risk factors	The Notes are subordinated to our senior debt obligations under the Credit Agreement. Moreover, our business is subject to significant risks, including unpredictable movements in the price of corn and ethanol. See the risk factors described under the heading “Risk Factors” beginning on page 6 of this Prospectus and the other information included in this Prospectus for a discussion of factors you should carefully consider before deciding to invest in our Notes.

Limit on purchasers	Under the terms of the Operating Agreement, we may not issue new Units to any person (whether via conversion of the Notes or otherwise) if (i) such issuance would result in the purchaser holding more than 17% of our outstanding Units, or (ii) such person is a competitor of Bunge’s grain merchandising business. See “Summary of Operating Agreement” below.

Use of proceeds
We intend to use the net proceeds of this offering to reduce the outstanding balance of the Convertible Debt.  Under the Convertible Debt, we must use 24% and 76% of the proceeds of this offering to repay the ICM Note and the Holdings Note, respectively. Accordingly, if we issue $10 million of Notes in this offering and we incur offering costs estimated to be $300,000 , approximately $2,328,000 and $7,372,000 would be required to be used to repay the ICM Note and the Holdings Note, respectively.  The Notes are convertible into our Series A Units at the same ratio at which the Lenders are entitled to convert the Convertible Debt into Units.

Depending on the market price for corn and other factors impacting our liquidity, our Board may seek the Lenders’ consent to instead utilize the proceeds (or a portion of proceeds) for general working capital purposes.  While using the offering proceeds (or a portion thereof) for working capital would enhance our ability to manage corn prices which have been trending higher, it would result in us having a higher amount of subordinated debt than if we repaid the Convertible Debt with the proceeds.  We have not sought the Lenders’ consent to use any proceeds from this offering for

4

working capital, nor do we have any specific plans to do so at this time. See “Use of Proceeds” below.

Lack of liquidity	Neither the Notes nor our Units into which the Notes may be converted will trade on any securities exchange. Because we have elected to be taxed as a partnership for federal income tax purposes, the Internal Revenue Code of 1986, as amended (the “Code”) restricts the number of our Units which may be transferred in any one fiscal year. While we utilize a qualified matching service (“QMS”) as allowed by regulations adopted under the Code to provide limited liquidity for the Notes and our Units, a QMS is not a liquid market. Furthermore, proposed transfers of Notes must be approved by our Board, and any proposed transfer of our Units is subject to the conditions and restrictions on transfer provided in our Operating Agreement. See “Summary of the Operating Agreement” below. Finally, resales of the Notes, as well as the Units into which the Notes are convertible, by purchasers in this offering may be restricted by applicable state law. See “Transferability” and “Plan of Distribution” below.

Bunge and ICM	Bunge and ICM hold a significant amount of equity in us, and ICM and Holdings issued us the Convertible Debt. We also have material commercial arrangements with Bunge and ICM. See “Certain Relationships and Related Party Transactions” below.

How to Purchase Notes	Persons wishing to purchase our Notes must deliver to us a fully executed Subscription Agreement (“Subscription Agreement”), forms of which (based on investors’ state of residence and other factors) have been filed as exhibits to this Registration Statement, and which will be provided to each offeree, along with this Prospectus.

Executed Subscription Agreements must be sent to the following address:

Southwest Iowa Renewable Energy, LLC
Att’n: Karen Kroymann
10868 189th Street
Council Bluffs, Iowa, 51503

Persons having questions about the terms if this offering, the Notes or the Units may call Karen Kroymann at (712) 352-5007.

5

RISK FACTORS

Investing in our Notes involves a high degree of risk.  You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our Notes.  If any of the following risks actually occur, our business, financial condition, operating results and prospects would suffer.  In that case, the value of the Notes would likely decline and you might lose all or part of your investment.  Additional risks that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to this Offering and the Notes

The Notes are our unsecured subordinated obligations and are subordinated in right of payment to our senior debt.

The Notes will be unsecured obligations and will rank, in right of payment, junior to all of our future senior debt and our existing senior debt, which includes, a credit facility we have with Agent, which has been separated into three segments: an amortizing term facility with an outstanding principal balance of $79,227,969 (the “AgStar Term”) as of December 31 , 2011, a revolving term facility of $10,000,000 (the “AgStar Revolving Term”), and a revolving line of credit of $15,000,000 (the “AgStar LOC”) (of which we may borrow up to lesser of (i) $15,000,000 or (ii) 75% of our eligible accounts receivable plus 75% of our eligible inventory) with an outstanding principal balance of $0 as of December 31 , 2011, as well as a capital lease commitment we have with AgStar in the amount of $25,746 as of December 31, 2011.  As of September 30, 2011, we had an additional $11,500,000 available to us under the AgStar LOC, and as of December 31, 2011, we had $15,000,000 available to us under the AgStar LOC.

The Notes will rank equal in right of payment to all of our existing and future subordinated debt, including (i) the Convertible Debt; (ii) a Subordinated Revolving Credit Note issued in favor of Holdings (the “Holdings Revolving Note”) with an outstanding balance of $0 as of December 31 , 2011; and (iii) notes issued in favor of Iowa Department of Economic Development (“IDED”) in the amount of $275,833 as of December 31 , 2011.

In the event we default on any of our senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the Notes. Accordingly, there may be no assets remaining from which claims of the Holders could be satisfied, or if any assets remained, they might be insufficient to satisfy those claims in full.

The Indenture does not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact Holders.

Although we have no plans to issue any additional debt, neither the Indenture nor the terms of the Notes restrict us from incurring additional debt, including senior debt or secured debt. In addition, the limited covenants contained in the Indenture do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the Indenture or the terms of the Notes could have the effect of diminishing our ability to make payments on the Notes when due, and require us to dedicate a substantial portion of our cash flow to fund our operations, working capital and capital expenditures.  Furthermore, we are not restricted from repurchasing our Units by the terms of the Notes.

The Notes are not transferable without the consent of our Board of Directors.

The Notes are not transferrable without the consent of our Board of Directors.  Because the Notes have limited transferability, a Holder may be forced to hold the Notes longer than desired, and potentially until maturity or earlier conversion or redemption.

Conversions will only be permitted twice per year or upon receipt of a redemption notice from us and as a result Holders may not be able to convert their Notes when desired.

Holders may convert the Notes (including capitalized PIK Interest and accrued but unpaid interest) to Series A Units on January 31 and July 31 of each year if we receive a request for conversion in accordance with the terms of the Indenture at least 30 days prior to the requested conversion date.  Conversion requests received less than 30 days prior to a conversion date will not be converted on that conversion date and will be eligible for conversion on the next conversion date.  In addition, Holders may convert the Notes (including capitalized PIK Interest and accrued but unpaid interest) upon receipt of notice from us that we are redeeming the Notes.  Upon receipt of such redemption notice, Holders may provide written notice to us within 20 days of the date of such notice that the

Holders desire to convert the Notes to Series A Units.  Because conversion is only permitted twice per year or upon receipt of a redemption notice from us, Holders may not be able to convert their Notes when desired and may be forced to hold their Notes longer than desired.

Holders will not be entitled to any rights with respect to our Series A Units, but will be subject to all changes made with respect to our Series A Units if the Holder converts any Notes.

Holders will not be entitled to any rights with respect to our Series A Units (including, without limitation, voting rights or rights to receive any distributions), but will be subject to all changes affecting our Series A Units upon conversion.  Holders will only be entitled to rights in our Series A Units if and when we deliver Series A Units upon conversion of their Notes and admit them as Members.  For example, in the event that an amendment is proposed to our articles of organization or Operating Agreement requiring Member approval and the record date for determining the Members of record entitled to vote on the amendment occurs prior to a Holder’s conversion of Notes, the Holder will not be entitled to vote on the amendment, although the Holder, if he or she converts Notes into Units, will nevertheless be subject to any changes in the powers, preferences or rights of our Series A Units that result from such amendment.

The conversion rate of the Notes may not be adjusted for all dilutive events.

The conversion rate of the Notes is subject to adjustment for certain events including the recapitalization, reclassification or other similar change of our Units, any consolidation, merger or combination of the Company with other party, if we are a party to a statutory share exchange or if any, sale, lease or other conveyance of all or substantially all of our assets.  However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of our Units for cash, that may adversely affect the price of the Notes or our Series A Units.  An event may occur that adversely affects the value of the Notes but does not result in an adjustment to the conversion rate.

Current Members will experience dilution in their proportionate interest in the Company and in the net tangible book value of the Company if any Notes are converted into Series A Units or if any part of the Convertible Debt is converted to equity.  Furthermore, Holders that convert Notes into Units will experience dilution in the net book value of the Company if additional Notes are converted into Units or if any part of the Convertible Debt is converted to equity.

Depending on the amount of Notes purchased and converted to Units, offering proceeds and other factors, Unitholders will experience immediate dilution of their interest in the Company and in net tangible book value of their Units based on our December 31 , 2011 net tangible book value, as adjusted, and other assumptions. In addition, Unitholders will experience dilution if Holdings converts any of the Holdings Note into Series U Units or if ICM converts any of the ICM Note into Series C Units.  Further, if any Holder converts Notes into Series A Units and subsequently other Holders convert Notes into Series A Units, such Holder will experience dilution in his or her proportionate interest in the Company and in net tangible book value of his or her Units.  For example, the net tangible book value of one Unit as of December 31 , 2011 was $4,265.66 .  If $12,633,462 principal amount of Notes are converted into Series A Units, then the net tangible book value of one Unit (based on December 31 , 2011 financial information) would be $3,958.47 , resulting in dilution of $ 307.19 per Unit, though such dollar amount is in excess of the conversion price $3,000 per Unit.  The first Holder to convert their Notes into Series A Units would receive Series A Units with a net tangible book value of slightly less than $4,265.66 , but that net tangible book value would decrease as each additional Holder converts his or her Notes into Series A Units.  Furthermore, if any Holder converts Notes into Series A Units and subsequently a Lender converts any of the remaining Convertible Debt into Units, then such Holder will experience dilution in their proportionate interest in the Company and in net tangible book value of their Units.

Our current Members and any Holder converting Notes to Units will experience dilution of their equity and voting rights if Holders convert Notes, and/or if either Lender converts any of the remaining Convertible Debt into Units.

As discussed in more detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” to the extent any of the Notes or Convertible Debt are converted into Units, we will issue additional equity.  The Notes are convertible on the same terms ($3,000 per Unit) as the Lenders would receive if either converts any of the Convertible Debt.  If we issued the maximum Units issuable to Note Holders (upon conversion of $12,633,462 principal amount of Notes, which is based on selling $10,000,000 of Notes and accruing $2,633,462 of PIK Interest), to ICM (upon conversion of the remaining $8,574,885 of principal of the ICM Note based upon the December 31 , 2011 balance and repayment by us of $2,328,000 from the proceeds of this offering as discussed above) and Holdings (upon conversion of the remaining $24,291,730 of principal of the Holdings Note based upon the December 31 , 2011 balance and repayment by us of $7,372,000 from the proceeds of this offering), then we would be required to issue a total of 15,167 Units (comprised of either Series A, Series C or Series U, depending on whether issued to Holders, ICM or Holdings, respectively). Such issuances would increase our total outstanding Units from 13,139 to 28,306 .  The dilutive effect of such issuances on a Member holding 100 Units would be to reduce such Member’s percentage interest from 0.761% to 0.035%.  The number of Units actually issued, and the corresponding dilution, may be greater depending on the amount of PIK Interest we actually pay and the number of Units converted.  Furthermore, as discussed below under “Certain Relationships and Related Transactions, and Director Independence,” if we issue 7,645 Series U Units to Holdings, and we issue 2,704 Series C Units to ICM, Holdings would be entitled to appoint two directors, meaning Holdings and Bunge together would be able then to appoint a total of three directors, and ICM would continue to appoint one director.  Series A Unitholders would then have three seats, rather than four and the institutional investors would together and effectively control the Board.

We may not be able to refinance the Notes if required or if we so desire.

We may need or desire to refinance all or a portion of the Notes or any other future indebtedness that we incur on or before the maturity of the Notes.  There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

The Notes will not be rated.

We do not intend to seek a rating on the Notes.  Accordingly, there is no third party which will express any opinion as to the value of the Notes or their terms.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Credit Agreement, the Holdings Revolving Note, the Convertible Debt and the Notes, depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. As of December 31 , 2011, we had $132,096,163 of total debt outstanding, and we may increase our debt if we use the proceeds of this offering for working capital and not to repay a portion of the Convertible Debt. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

A change in control or fundamental change may adversely affect us or the Notes.

The Credit Agreement provides that certain change in control events with respect to us will constitute a default.  In addition, future debt we incur may limit our ability to repurchase the Notes upon a designated event or require us to offer to redeem that future debt upon specified events, including a designated event.

Holders are not protected by restrictive covenants in the Indenture.

The Indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us. The Indenture contains no covenants or other provisions to afford protection to Holders in the event of a fundamental change involving us.

You should consider the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes.

We have concluded that the Notes were issued with “original issue discount” for U.S. federal income tax purposes.  You will be required to accrue interest income over the term of the Notes as discussed below in the section titled “Federal Income Tax Aspects.”  Further, under the Credit Agreement, we are not permitted to make any principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all interest payments will be made through additions of PIK Interest to principal of Notes, and that no interest will be paid in cash.

See “Federal Income Tax Aspects” for a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes. You are strongly urged to consult your tax advisor as to the federal, state, local or other tax consequences of acquiring, owning, and disposing of the Notes.

We are selling the Notes in this offering ourselves, will not have the assistance of an underwriter, and have no commitments from any prospective purchasers of the Units.

Notes are being sold in this offering by our Directors and officers, consistent with applicable law.  Our Directors and officers have limited or no experience with public offerings of securities. Although they are committed to dedicate the time necessary to bring this offering to a successful conclusion as quickly as possible, they have significant responsibilities in their primary occupations, and consequently have limited time to devote to this offering. Thus, there is no assurance that we will be successful in attracting investors for our Notes or that the offering will be successful.

Risks Associated With Our Capital Structure and our Units

We may not have enough working capital to engage in hedging activities.

If we use the proceeds of this offering to repay a portion of the Convertible Debt, it will not provide us with any additional working capital.  Even if we do use the proceeds of this offering for working capital, we may not have enough working capital for operations, including engaging in hedging activities.  If we do not have sufficient working capital, we may be unable to appropriately protect ourselves from exposure to changes in commodity prices, nor operate the Facility at a profit.

Our Units have no public trading market and are subject to significant transfer restrictions which could make it difficult to sell Units and could reduce the value of the Units.

We do not expect an active trading market for our Units to develop. To maintain our partnership tax status, our Units may not be publicly traded.  Within applicable tax regulations, we utilize a QMS to provide a limited market to our Members, but we will not apply for listing of the Units on any stock exchange.  Finally, applicable securities laws may restrict the transfer of our Units.  As a result, while a limited market for our Units may develop through the QMS, Members may not sell Units readily, and use of the QMS is subject to a variety of conditions and limitations.  The transfer of our Units is also restricted by our Operating Agreement. Transfers without the approval of our Board of Directors (the “Board” or “Board of Directors”) are not permitted and are invalid. Furthermore, the Board will not approve transfer requests which would cause us to be characterized as a publicly-traded partnership under the regulations adopted under the Code.  The value of our Units will likely be lower because they are illiquid. Members are required to bear the economic risks associated with an investment in us for an indefinite period of time.

Members may not receive cash distributions on our Units which could result in an investor receiving little or no return on his or her investment.

While the Holders will receive interest on the Notes (which we anticipate paying as PIK Interest), distributions on our Units are payable at the sole discretion of our Board, subject to the provisions of the Iowa Limited Liability Company Act (the “Act”), our Operating Agreement and our loan agreements.  Cash distributions are not assured, and we may never be in a financial position to make distributions.  Our Board may elect to retain future profits to provide operational financing for the Facility, debt retirement and possible plant expansion.  In addition, our loan agreements restrict our ability to make distributions.  This means that Members may receive little or no return on their investment and may be unable to liquidate their investment due to transfer restrictions and lack of a public trading market.  This could result in the loss of a Member’s entire investment.

Our Units are subordinate to our debts and other liabilities, resulting in a greater risk of loss for investors.

The Units are unsecured equity interests and are subordinate in right of payment to all our current and future debt as discussed elsewhere in this Prospectus.  In the event of our insolvency, liquidation, dissolution or other winding up of our affairs, all of our debts, including winding-up expenses, must be paid in full before any payment is made to the holders of the Units.  In the event of our bankruptcy, liquidation, or reorganization, all Units will be paid ratably with all of our other equity holders as provided under the Operating Agreement, and there is no assurance that there would be any remaining funds after the payment of all our debts for any distribution to Members.  In addition, it is possible that in order to refinance our debt, or for capital needs, we may have to issue additional equity interests having preferential treatment in the event we liquidated or reorganized.

Our failure to comply with our loan covenants could require us to abandon our business.

Our indebtedness, including the indebtedness under the Credit Agreement, the Holdings Revolving Note and the Convertible Debt, increases the risk that we will not be able to operate profitably because we will need to make principal and interest payments on the indebtedness.  Debt financing also exposes our Members to the risk that their entire investment could be lost in the event of a default on the indebtedness and a foreclosure and sale of the Facility and its assets for an amount that is less than the outstanding debt.  Our ability to obtain additional debt financing, if required, will be subject to approval of our lending group, which may not be granted, the interest rates and the credit environment as well as general economic factors and other factors over which we have no control.

Our debt service requirements and restrictive loan covenants limit our ability to borrow more money, make cash distributions to our Members and engage in other activities.

Under the Credit Agreement, the Convertible Debt and the Holdings Revolving Note, (collectively, the “Current Loans”) we have made certain customary representations and we are subject to customary affirmative and negative covenants, including restrictions on our ability to incur additional debt that is not subordinated, create additional liens, transfer or dispose of assets, make distributions, make capital expenditures, consolidate, dissolve or merge, and customary events of default (including payment defaults, covenant defaults, cross defaults, construction related defaults and bankruptcy defaults).  The Current Loans also contain financial covenants including a maximum revolving credit availability based on the borrowing base, minimum working capital amount, minimum tangible net worth, and a minimum fixed charge coverage ratio, some of which became effective this year.  Our obligations to repay principal and interest on the Current Loans make us vulnerable to economic or market downturns.  If we are unable to service our debt, we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our Members’ interests. If we default on any covenant, the Agent or Lenders (or any subsequent lender) could make the entire debt, once incurred, immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations.

We operate in capital intensive businesses and rely on cash generated from operations and external financing. Limitations on access to external financing could adversely affect our operating results.

Some ethanol producers have faced financial distress over the last several years, culminating with bankruptcy filings by several companies.  This, in combination with continued volatility in the capital markets has resulted in reduced availability of capital for the ethanol industry generally.  Construction of our plant and anticipated levels of required working capital were funded under long-term credit facilities. Increases in liquidity requirements could occur due to, for example, increased commodity prices. Our operating cash flow is dependent on our ability to profitably operate our business and overall commodity market conditions. In addition, we may need to raise additional financing to fund growth of our business. In this market environment, we may experience limited access to incremental financing. This could cause us to defer or cancel any growth projects, reduce our business activity or, if we are unable to meet our debt repayment schedules, cause a default in our existing debt agreements. These events could have a materially adverse effect on our operations and financial position.

Our ability to repay current and anticipated future indebtedness will depend on our financial and operating performance and on the successful implementation of our business strategies. Our financial and operational performance will depend on numerous factors including prevailing economic conditions, volatile commodity prices, and financial, business and other factors beyond our control. If we cannot pay our debt service, we may be forced to reduce or delay capital expenditures, sell assets, restructure our indebtedness or seek additional capital. If we are unable to restructure our indebtedness or raise funds through sales of assets, equity or otherwise, our ability to operate could be harmed and the value of our Units could be significantly reduced.

Risks Associated With Our Operations

We are dependent on MidAmerica Energy Company (“MidAm”) for our steam supply and any failure by it may result in a decrease in our profits or our inability to operate, which may decrease the value of Units or Members’ investment return.

Under an Executed Steam Service Contract (“Steam Contract”), with MidAm, MidAm provides us with steam to operate our Facility until January 1, 2019.  We expect to face periodic interruptions in our steam supply under the Steam Contract.  For this reason, we installed boilers at the Facility to provide a backup natural gas energy source.  We also have entered into a natural gas supply agreement with Constellation Energy for our long term natural gas needs, but this does not assure availability at all times.  In addition, our current environmental permits limit the annual amount of natural gas that we may use in operating our gas-fired boiler.  As with natural gas and other energy sources, our steam supply can be subject to immediate interruption by weather, strikes, transportation, and production problems that can cause supply interruptions or shortages.  While we anticipate utilizing natural gas as a temporary heat source under MidAm’s plant outages, an extended interruption in the supply of both steam and natural gas backup could cause us to halt or discontinue our production of ethanol, which would damage our ability to generate revenues.  A decrease in our revenues may lead to a decrease in the value of Units or Members’ investment return.

We may not be able to protect ourselves from an increase in the price of steam which may result in a decrease in profits, causing a decrease in the value of our Units and possibly preventing us from making interest payments to the Holders.

We are significantly dependent on the price of steam.  The Steam Contract sets the price of steam until January 1, 2012 and provides for price increases annually thereafter.  The price increases are based upon market forces over which we have no control.  The Steam Contract will protect us from extreme price changes for the term of the agreement, but upon the expiration of the Steam Contract, there is no assurance that we will be able to enter into a similar agreement.  Although coal prices and supplies have historically been more stable than many other forms of energy, this may not be taken into consideration when we are negotiating a new steam contract.  If higher steam prices are sustained for some time, such pricing may reduce our profitability due to higher operating costs.  This may cause a decrease in the value of our Units and Members’ investment returns.  Moreover, reduced profitability could prevent us from making interest payments to the Holders.

We have a limited operating history and our business may not be as successful as envisioned.

Our ethanol production facility did not commence operations until February 2009. Accordingly, we have a relatively limited operating history from which you can evaluate our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by a company with limited operating history in rapidly-evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to our potential inability to:

●	effectively manage our business and operations;
●	successfully execute plans to sell ethanol at prices and on terms favorable to us;
●	recruit and retain key personnel; and
●	successfully address the other risks described throughout this prospectus.

If we cannot successfully address these risks, our business and our results of operations and financial position may suffer.

Our results of operations and ability to operate at a profit is largely dependent on managing the spread among the prices of corn, steam, ethanol and Distillers Grains, the prices of which are subject to significant volatility and uncertainty.

The results of our business are highly impacted by commodity prices, including the spread between the cost of corn and steam that we must purchase, and the price of ethanol and Distillers Grains that we sell. Prices and supplies are subject to and determined by market forces over which we have no control, such as weather, domestic and global demand, shortages, export prices, and various governmental policies in the United States and around the world. As a result of price volatility for these commodities, our operating results may fluctuate substantially. Increases in corn prices or decreases in ethanol or Distillers Grains prices may make it unprofitable to operate our Facility.  No assurance can be given that we will be able to purchase steam , corn and water at, or near, current prices and that we will be able to sell ethanol or Distillers Grains at, or near, current prices. Consequently, our results of operations and financial position may be adversely affected by increases in the price of corn, steam or natural gas or decreases in the price of ethanol and Distillers Grains.

In early 2006, the spread between ethanol and corn prices was at historically high levels, driven in large part by oil companies removing a competitive product, methyl tertiary butyl ether, or MTBE, from the fuel stream and replacing it with ethanol in a relatively short time period. However, since that time, this spread has fluctuated widely and narrowed significantly. Fluctuations are likely to continue to occur. A sustained narrow spread or any further reduction in the spread between ethanol and corn prices, whether as a result of sustained high or increased corn prices or sustained low or decreased ethanol prices, would adversely affect our results of operations and financial position. Further, combined revenues from sales of ethanol and Distillers Grains could decline below our marginal cost of production, which could cause us to suspend production of ethanol and Distillers Grains at our Facility.

Any site near a major waterway system presents potential for flooding risk.

While our site is located in an area designated as above the 100-year flood plain, it does exist within an area at risk of a 500-year flood.  During the last half of our fiscal year ended September 30, 2011 (“Fiscal 2011”), the Missouri River experienced significant flooding, a result of unprecedented amounts of rain and snow in the Missouri River basin.  This produced a sustained flood lasting many weeks at a 500-year flood level (a level which has a 0.2% chance of occurring).  While there were levee failures elsewhere, the levees held around our Facility.  We did experience minimal rail disruption due to flooding in the surrounding areas to the north and south of the Facility, but our operations were not significantly impacted.  Even though our site is protected by levee systems, its location presents a risk that flooding could occur again at some point in the future.

We have procured flood insurance as a means of risk mitigation; however, there is a chance that such insurance will not cover certain costs in excess of our insurance associated with flood damage or loss of income during a flood period.  Our current insurance may not be adequate to cover the losses that could be incurred.  Accordingly, floods could have a material adverse impact upon Unit value.

We may experience delays or disruption in the operation of our rail line and loop track, which may lead to decreased revenues.

We have entered into a service agreement for our rail track and railroad cars, which we are highly dependent on.  There may be times when we have to slow production at our ethanol plant due to our inability to ship all of the ethanol and Distillers Grains we produce.  If we cannot operate our plant at full capacity, we may experience decreased revenues which may affect the profitability of the Facility.

Our operating costs could increase, which could reduce our profits or create losses, which could decrease the value of Units and Members’ or Holders’ investment return.

We could experience cost increases associated with the operation of the Facility caused by a variety of factors, many of which are beyond our control. Corn prices are volatile and labor costs could increase over time, particularly if there is a shortage of persons with the skills necessary to operate the Facility. The adequacy and cost of electricity, steam and natural gas utilities could also affect our operating costs. Changes in price, operation and availability of truck and rail transportation may affect our profitability with respect to the transportation of ethanol and Distillers Grains to our customers.  In addition, the operation of the Facility is subject to ongoing compliance with all applicable governmental regulations, such as those governing pollution control, ethanol production, grain purchasing and other matters. If any of these regulations were to change, it could cost us significantly more to comply with them.  We will be subject to all of these regulations whether or not the operation of the Facility is profitable.

If we cannot retain competent personnel, we may not be able to operate profitably, which could decrease the value of Units or Members’ investment return and prohibit us from making interest payments to the Holders.

Though we believe we have employed capable management to date, we provide no assurance that we can manage the Facility effectively or properly staff our operations going forward.

Our lack of business diversification could result in the devaluation of our Units if our revenues from our primary products decrease.

Our business consists solely of ethanol, Distillers Grains and corn oil production and sales.  We have no other lines of business or other sources of revenue.  Our lack of business diversification could cause Members to lose all or some of their investment if we are unable to generate a profit by the production and sales of ethanol and Distillers Grains since we do not expect to have any other lines of business or alternative revenue sources.

We have a history of losses and may not ever operate profitably.

From our inception on March 28, 2005 through December 31, 2011 , we incurred an accumulated net loss of approximately $(18,755,073).  There is no assurance that we will be able to operate profitably.

Our Units may decline in value due to decisions made by our Board and Members’ only recourse is to replace our Directors, which could take several years.

Our Board may make poor decisions regarding actions of the Company, which may cause a decrease in the value of Units.  Our

Operating Agreement provides that each member of the Board serves a four year term, and in all cases until a successor is elected and qualified.  Holders of Series A Units (the “Series A Members”) have the right to elect the balance of the directors not elected by the holders of Series B, Series C Members, (or Series U Members, if we issue such Units) (presently the Series A Members may elect four Directors); however, the terms of the directorships elected by the Series A Members are staggered such that only one Series A Director may be elected each year.  Staggering the terms of the Series A Directors, in addition to the rights of Bunge (the “Series B Member”) and ICM (the “Series C Member”) to elect certain directorships, including Bunge’s or Holdings’ rights to elect directorships in the event either is issued additional Units, means that Series A Members could only change the control of the Company through electing all four Series A Directors, which would take four years.  If the Facility suffers due to lack of financing or the Board makes poor decisions, the Series A Members’ only recourse is to replace the Series A directors through elections at four successive annual meetings or an amendment to our Operating Agreement, which may be difficult to accomplish.

Our Operating Agreement contains restrictions on Members’ rights to participate in corporate governance of our affairs, which limits their ability to influence management decisions.

Our Operating Agreement provides that a Member or Members owning at least 30% of the outstanding Units may call a special meeting of the Members.  This may make it difficult for Members to propose changes to our Operating Agreement without support from our Board of Directors.

Our directors have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to us.

Since we are managed both by our officers and to some extent by the Board, the devotion of the directors’ time to the project is critical.  However, the directors have other management responsibilities and business interests apart from our project.  Most particularly, our directors who were nominated by Bunge and ICM have duties and responsibilities to those companies which may conflict with our interests.  As a result, our directors may experience conflicts of interest in allocating their time and services between us and their other business responsibilities.  No formal procedures have been established to address or resolve these conflicts of interest.

We may have conflicting financial interests with Bunge and ICM which could cause them to put their financial interests ahead of ours.

ICM and Bunge are represented on our board, own substantial equity in the Company, advise our directors and have been, and are expected to be, involved in substantially all material aspects of our financing and operations.  We have entered into a number of material commercial arrangements with Bunge, as described below in this Prospectus.  Consequently, the terms and conditions of our agreements with ICM and Bunge have not been negotiated with independent parties.  Therefore, these arrangements may not be as favorable to us as could have been if obtained from unaffiliated third parties.  Most of the cost of our project has been paid to ICM for the design and construction of the Facility.  In addition, because of the extensive roles that ICM and Bunge had, it may be difficult or impossible for us to enforce claims that we may have against ICM or Bunge.  Such conflicts of interest may reduce our profitability and the value of the Units and could result in reduced distributions to investors.  However, all contracts with Bunge and ICM are approved by our independent directors, with Bunge- and ICM-nominated directors abstaining on contractual matters involving their respective interests.

ICM, Bunge and Holdings and their respective affiliates may also have conflicts of interest because ICM, Bunge and Holdings and their respective employees or agents are involved as owners, creditors and in other capacities with other ethanol plants in the United States.  We cannot require ICM, Bunge or Holdings to devote their full time or attention to our activities.  As a result, ICM, Bunge and/or Holdings may have, or come to have, a conflict of interest in allocating personnel, materials and other resources to our Facility.

From time to time, our directors may serve in director or leadership roles with trade associations which could raise a conflict of interest.

A number of our directors have or continue to serve as directors of local and state agricultural trade organizations.  These organizations may adopt policies, or engage in political lobbying activities that are in opposition to, or that conflict with our business needs.  This may require such a director to abstain from votes or discussion on certain company-related business matters.

Our revenue from the sale of Distillers Grains depends upon its continued market acceptance as an animal feed.

Distillers Grains is a co-product from the fermentation of various crops, including corn, to produce ethanol. The U.S. Food and

Drug Administration’s (“FDA”) Center for Veterinary Medicine has expressed concern about potential animal and human health hazards from the use of Distillers Grains as an animal feed. As a result, the market value of this co-product could be diminished if the FDA were to introduce regulations that limit the sale of Distillers Grains in the domestic market or for export to international markets, which in turn would have a negative impact on our profitability.  In addition, if public perception of Distillers Grains as an acceptable animal feed were to change or if the public became concerned about the impact of Distillers Grains in the food supply, the market for Distillers Grains would be negatively impacted, which would have a negative impact on our profitability.

Our revenue from the sale of Corn Oil depends on its continued acceptance as an animal feed and as a feedstock ingredient in biodiesel.

Corn oil is a co-product from the fermentation of corn to produce ethanol.  Similar to Distillers Grains, the FDA Center for Veterinary Medicine has expressed concern about potential animal and human health hazards.  The market value of this co-product could be diminished if the FDA were to introduce regulations that limit the sale of corn oil in the domestic market or for export to international markets, which in turn would have a negative impact on our profitability.  A continuing rise in corn costs may limit the use of corn oil as a biodiesel feedstock, which could also lead to a negative impact on our profitability.

We are exposed to credit risk resulting from the possibility that a loss may occur from the failure of our contractual counterparties to perform according to the terms of our agreements.

In selling ethanol and Distillers Grains, we are exposed to concentrated credit risk as we have contracted to sell all of these products exclusively to Bunge. In addition, we are exposed to credit risk of the purchasers of our corn oil.  Our fixed-price forward contracts also result in credit risk when prices change significantly prior to delivery. We continually monitor this credit risk exposure. In addition, we may prepay for or make deposits on undelivered inventories. Concentrations of credit risk with respect to inventory advances are primarily with a few major suppliers of petroleum products and agricultural inputs. The inability of a third party to make payments to us for our accounts receivable or to provide inventory to us on advances made may cause us to experience losses and may adversely impact our liquidity and our ability to make our payments when due.

We are exposed to potential business disruption from factors outside our control, including natural disasters, seasonality, severe weather conditions, accidents, and unforeseen plant shutdowns, any of which could adversely affect our cash flows and operating results.

Potential business disruption in available transportation due to natural disasters, significant track damage resulting from a train derailment, or strikes by our transportation providers could result in delays in procuring and supplying raw materials to our Facility, or transporting ethanol and Distillers Grains to our customers.  We also run the risk of unforeseen operational issues that may result in an extended shutdown of our Facility.  Such business disruptions would cause the normal course of our business operations to stall and may result in our inability to meet customer demand or contract delivery requirements, as well as the potential loss of customers.

Many of our grain business activities, as well as corn procurement for our Facility, are dependent on weather conditions.  Adverse weather may result in a reduction in the sales of fertilizer or pesticides during typical application periods, a reduction in grain harvests caused by inadequate or excessive amounts of rain during the growing season, or by overly wet conditions, an early freeze or snowy weather during the harvest season.  Additionally, corn stored in an open pile may become damaged by too much rain and warm weather before the corn is dried, shipped, consumed or moved into a storage structure.

Casualty losses may occur for which we have not secured adequate insurance.

We have acquired insurance that we believe to be adequate to prevent loss from foreseeable risks. However, events occur for which no insurance is available or for which insurance is not available on terms that are acceptable to us. Loss from such an event, such as, but not limited to, earthquake, tornados, war, riot, terrorism or other risks, may not be insured and such a loss may have a material adverse effect on our operations, cash flows and financial position.

Risks Associated With the Ethanol Industry

There have been increasing questions about the viability of ethanol producers.

We believe that the competition in the ethanol market may increase in the near term as the ethanol plants recently sold as part of bankruptcy proceedings return to production.  The Valero Energy Corporation recently purchased ten idle plants in special situations.  In addition, several of our competitors have filed to reorganize under federal bankruptcy laws as a result of margin pressure, inadequate liquidity and other considerations.

We compete with larger, better financed entities, which could negatively impact our ability to operate profitably.

There is significant competition among ethanol producers with numerous producers and privately-owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States.  Our business faces a competitive challenge from larger plants, from plants that can produce a wider range of products than we can, and from other plants similar to ours.  Large ethanol producers such as Abengoa Bioenergy Corp., Archer Daniels Midland, Cargill, Inc., Flint Hills Resources, LP, Green Plains Renewable Energy, Inc., POET and Valero, among others, are capable of producing a significantly greater amount of ethanol than we produce.  Furthermore, ethanol imported from certain Central American or Caribbean countries may be a less expensive alternative to domestically-produced ethanol.

This competition also means that the supply of domestically-produced ethanol is at an all-time high.  According to the Renewable Fuel Association (“RFA”) as of January 25, 2012, there were 14.7 billion gallons of nameplate capacity installed in the U.S.  An additional  27 million gallons were under construction or expansion.  Iowa alone is estimated to produce approximately 3.7 billion gallons of ethanol in 2012 .  Excess capacity in the ethanol industry will have an adverse impact on our operations, cash flows and general financial conditions.  If the demand for ethanol does not grow at the same pace as increases in supply, the price of ethanol will likely decline.  If excess capacity in the ethanol industry continues, the market price of ethanol may continue to decline to levels that are inadequate to generate sufficient cash flow to cover our costs.  This could negatively impact our future profitability and decrease the value of our Units and Members’ investment return.

Changes in the supply, demand, production and price of corn could make it more expensive to produce ethanol, which could decrease our profits.

Ethanol production requires substantial amounts of corn. A significant reduction in the quantity of corn harvested due to adverse weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply or other factors could result in increased corn costs which would increase our cost to produce ethanol.  Events that tend to negatively impact the supply of corn are likely to increase prices and affect our operating results.  The record high corn prices in the spring of 2009 resulted in lower profit margins for the production of ethanol, and market conditions generally do not allow us to pass along increased corn costs to our customers.  If the demand for corn returned to the levels of spring 2009 and drove corn prices significantly higher, we may not be able to acquire the corn needed to continue operations.

The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide assurances that we will be able to offset any increase in the price of corn by increasing the price of our products.  Any reduction in the spread between ethanol and corn prices, whether as a result of further increase in corn price or an additional decrease in ethanol prices, may adversely affect our results of operations and financial conditions, leading to a decrease in the value of Units and Members’ investment return.

We have executed an output contract for the purchase of all of the ethanol we produce, which may result in lower revenues because of decreased marketing flexibility and inability to capitalize on temporary or regional price disparities, and could reduce the value of Units.

Bunge is the exclusive purchaser of our ethanol and markets our ethanol in national, regional and local markets. We do not plan to build our own sales force or sales organization to support the sale of ethanol.  As a result, we are dependent on Bunge to sell our principal product.  When there are temporary or regional disparities in ethanol market prices, it could be financially advantageous to have the flexibility to sell ethanol ourselves through our own sales force.  We have decided not to pursue this route.  Our strategy could result in lower revenues and reduce the value of Units if Bunge does not perform as we plan.

Low ethanol prices and low gasoline prices could reduce our profitability.

Prices for ethanol products can vary significantly over time and decreases in price levels could adversely affect our profitability and viability.  The price for ethanol has some relation to the price for oil and gasoline. The price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases, although this may not always be the case.  Any lowering of gasoline prices will likely also lead to lower prices for ethanol and adversely affect our operating results.  Further increased production of ethanol may lead to lower prices.  Any downward change in the price of ethanol may decrease our prospects for profitability and the value of our Units and Members’ investment return.

There is scientific disagreement about the wisdom of policies encouraging ethanol production, which could result in changes in governmental policies concerning ethanol and reduce our profitability.

Some studies have challenged whether ethanol is an appropriate source of fuel and fuel additives, because of concerns about energy efficiency, potential health effects, cost and impact on air quality.  Federal energy policy, as set forth in the Energy Policy Act of 2005 (the “2005 Act”) and the Energy Independence and Security Act of 2007 (“2007 Act”) supports ethanol production.  If a scientific consensus develops that ethanol production does not enhance our overall energy policy, our ability to produce and market ethanol could be materially and adversely affected.  In the spring of 2009, the EPA issued a proposed rule that required ethanol and biodiesel producers meet higher greenhouse gas emission standards than those for petroleum-based fuels because of the potential for increased GHG emissions from land clearing for increased corn and soybean plantings in the U.S and other countries.  If this proposed rule were implemented today, it could impose significant cost on our operations.

Hedging transactions, which are intended to stabilize our corn costs, also involve risks and costs that could reduce our profitability.

In an attempt to minimize the effects of the volatility of corn costs on operating profits, we take hedging positions in corn futures markets, provided we have sufficient working capital.  Hedging means protecting the price at which we buy corn and the price at which we will sell our products in the future.  It is a way to attempt to reduce the risk caused by price fluctuation.  The effectiveness of hedging activities is dependent upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Hedging activities result in costs such as brokers’ commissions and other transaction costs.

Ethanol production is energy intensive and interruptions in our supply of energy, or volatility in energy prices, could have a material adverse impact on our business.

Ethanol production requires a constant and consistent supply of energy.  If our production is halted for any extended period of time, it will have a material adverse effect on our business.  If we were to suffer interruptions in our energy supply, our business would be harmed.  We have entered into the Steam Contract for our primary energy source.  We also are able to operate at full capacity using natural gas-fired boilers, which mitigates the risk of disruption in steam supply.  However, the amount of natural gas we are permitted to use for this purpose is currently limited and the price of natural gas may be significantly higher than our steam price.  In addition, natural gas and electricity prices have historically fluctuated significantly. Increases in the price of steam, natural gas or electricity would harm our business by increasing our energy costs.  The prices which we will be required to pay for these energy sources will have a direct impact on our costs of producing ethanol and our financial results.

Our ability to successfully operate depends on the availability of water.

To produce ethanol, we need a significant supply of water, and water supply and quality are important requirements to operate an ethanol plant.  Our water requirements are supplied by our wells, but there are no assurances that we will continue to have a sufficient supply of water to sustain the Facility in the future, or that we can obtain the necessary permits to obtain water directly from the Missouri River as an alternative to our wells.  As a result, our ability to make a profit may decline.

New environmental laws could significantly impact our profitability.  We have no current plan to sell the raw carbon dioxide we produce to a third party processor resulting in the loss of a potential source of revenue.

Congress has discussed implementing (and legislation was proposed at one point to implement) a cap and trade program to reduce greenhouse gas emissions.  The gases Congress has discussed regulating include carbon dioxide, methane, nitrous oxide, sulfur hexafluoride, hydroflourocarbons (HFCs) emitted as a byproduct, perfluorcarbons, and nitrogen triflouride.  In certain discussions, proponents of the cap and trade program wanted to require a reduction in emissions from 17% below 2005 levels by 2020 and 83% percent below 2005 levels by 2050.  If Congress passed legislation of this type, these additional emission containment measures could be a prohibitive capital expenditure to us.

Changes and advances in ethanol production technology could require us to incur costs to update our Facility or could otherwise hinder our ability to complete in the ethanol industry or operate profitably.

Advances and changes in the technology of ethanol production are expected to occur.  Such advances and changes may make the ethanol production technology installed in our plant less desirable or obsolete.  These advances could also allow our competitors to produce ethanol at a lower cost than us.  If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our plant to become uncompetitive or completely obsolete.  If our competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production remains competitive.  Alternatively, we may be required to seek third-party licenses, which could also result in significant expenditures.  We cannot guarantee or assure that third-party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms, if at all.  These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income, all of which could reduce the value of Members’ investment.

Competition from the advancement of alternative fuels may decrease the demand for ethanol and negatively impact our profitability, which could reduce the value of Members’ investment.

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development.  A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels.  Like ethanol, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns.  Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions.  Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to lower fuel costs, decrease dependence on crude oil and reduce harmful emissions.  If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively.  This additional competition could reduce the demand for ethanol, which would negatively impact our profitability, causing a reduction in the value of Members’ investment.

Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis and could reduce the value of Members’ investment.

Most ethanol produced in the U.S. is currently produced from corn and other raw grains, such as milo or sorghum - especially in the Midwest.  The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn.  If an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively.  It may not be practical or cost-effective to convert our Facility into a plant which will use cellulose-based biomass to produce ethanol.  If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue will be negatively impacted and Members’ investment could lose value.

Future demand for ethanol is uncertain and may be affected by changes to federal mandates, public perception and consumer acceptance, any of which could negatively affect demand for ethanol and our results of operations.

Ethanol production from corn has not been without controversy. Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, including the U.S. Environmental Protection Agency (“EPA”) regulations on the Renewable Fuel Standard (“RFS”) program, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels and potentially depleting water resources. Some studies have suggested that corn-based ethanol is less efficient than ethanol produced from switchgrass or wheat grain and that it negatively impacts consumers by causing prices for dairy, meat and other foodstuffs from livestock that consume corn to increase. Additionally, ethanol critics contend that corn supplies are redirected from international food markets to domestic fuel markets. If negative views of corn-based ethanol production gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of federal mandates which would adversely affect the demand for ethanol. These views could also negatively impact public perception of the ethanol industry and acceptance of ethanol as an alternative fuel.

Beyond the federal mandates, there are limited markets for ethanol. Discretionary blending and E85 blending is an important secondary market. Discretionary blending is often determined by the price of ethanol versus the price of gasoline. In periods when discretionary blending is financially unattractive, the demand for ethanol may be reduced. A reduction in the demand for our products may depress the value of our products, erode our margins, and reduce our ability to generate revenue or to operate profitably. Consumer acceptance of E85 fuels and flexible-fuel technology vehicles is needed before ethanol can achieve any significant growth in market share.

Increased ethanol industry penetration by oil companies or other multinational companies may adversely impact our margins.

We operate in a very competitive environment. The ethanol industry is primarily comprised of smaller entities that engage exclusively in ethanol production and large integrated grain companies that produce ethanol along with their base grain businesses. We face competition for capital, labor, corn and other resources from these companies. Until recently, oil companies, petrochemical refiners and gasoline retailers have not been engaged in ethanol production to a large extent. These companies, however, form the primary distribution networks for marketing ethanol through blended gasoline. During the past year, several large oil companies have entered the ethanol production market. If these companies increase their ethanol plant ownership or other oil companies seek to engage in direct ethanol production, there will be less of a need to purchase ethanol from independent ethanol producers like us. Such a structural change in the market could result in a material adverse effect on our operations, cash flows and financial position.

Depending on commodity prices, foreign producers may produce ethanol at a lower cost than we can, which may result in lower ethanol prices which would adversely affect our financial results.

There is a risk of foreign competition in the ethanol industry. Brazil is currently the second largest ethanol producer in the world. Brazil’s ethanol production is sugar-cane based, as opposed to corn based, and has historically been less expensive to produce. Other foreign producers may be able to produce ethanol at lower input costs, including costs of feedstock, facilities and personnel, than we can.

On December 31, 2011 a $0.54 per gallon tariff on foreign ethanol expired, and, as a result, there is currenlty no tariff on foreign ethanol.   Importing ethanol into the domestic market will result in increased competition and may result in depressed ethanol prices. While transportation and infrastructure constraints may temper the market impact throughout the United States, competition from imported ethanol may affect our ability to sell our ethanol profitably, which may have a material adverse effect on our operations, cash flows and financial position.

If significant additional foreign ethanol production capacity is created, such facilities could create excess supplies of ethanol on world markets, which may result in lower prices of ethanol throughout the world, including the United States. Such foreign competition is a risk to our business. Any penetration of ethanol imports into the domestic market may have a material adverse effect on our operations, cash flows and financial position.

Risks Associated With Government Regulation and Subsidization

Federal regulations concerning incentives could change , which could reduce our revenues.

The federal government presently encourages ethanol production by mandating its usage . Some states and cities provide additional incentives. The 2005 Act and the 2007 Act effectively mandated increases in the amount of annual ethanol consumption in the United States. The result is that the ethanol industry’s economic structure is highly dependent on governmental policies.  Although current policies are favorable factors, any major change in federal policy would have significant adverse effects on our operations and might make it impossible for us to continue in the ethanol business.

Nebraska state producer incentives are unavailable to us, which places us at a competitive disadvantage.

Neighboring states such as Nebraska have historically provided incentives to ethanol producers, and may do so in the future.  Presently, we do not qualify for any state-granted incentives.  To the extent that neighboring states provide economic incentives to our competitors, our ability to effectively compete with such recipients will be reduced.

The ethanol industry is highly dependent on government usage mandates affecting ethanol production and any changes to such regulation could adversely affect the market for ethanol and our results of operations.

The domestic market for ethanol is largely dictated by federal mandates for blending ethanol with gasoline.  The RFS mandate level for 2012 of 15.2 billion gallons approximates current domestic production levels.  Future demand will be largely dependent upon the RFS and other policy regarding renewable energy.    Any significant increase in production capacity beyond the RFS level might have an adverse impact on ethanol prices.  Additionally, the RFS mandate with respect to ethanol derived from grain could be reduced or waived entirely.  A reduction or waiver of the RFS mandate could adversely affect the prices of ethanol and our future performance.

The American Jobs Creation Act of 2004 created the volumetric ethanol excise tax credit (“VEETC”), which provided companies with a tax credit to blend ethanol with gasoline, expired on December 31, 2011.   Since the expiration of VEETC, we are experiencing some negative impacts on the price of ethanol and the demand for ethanol in the market due to reduced discretionary blending of ethanol.

Federal law mandates the use of oxygenated gasoline. If these mandates are repealed, the market for domestic ethanol would be diminished significantly.  Additionally, flexible-fuel vehicles receive preferential treatment in meeting corporate average fuel economy, or CAFE, standards.  However, high blend ethanol fuels such as E85 result in lower fuel efficiencies.  Absent the CAFE preferences, it may be unlikely that auto manufacturers would build flexible-fuel vehicles.  Any change in these CAFE preferences could reduce the growth of E85 markets and result in lower ethanol prices.

To the extent that such federal or state laws are modified, the demand for ethanol may be reduced, which could negatively and materially affect our ability to operate profitably.

We are subject to extensive environmental regulation and operational safety regulations that impact our expenses and could reduce our profitability.

Ethanol production involves the emission of various airborne pollutants, including particulate matters, carbon monoxide, oxides of nitrogen, volatile organic compounds and sulfur dioxide.  We are subject to regulations on emissions from the Iowa Department of Natural Resources (“IDNR”) and the EPA.  The EPA’s and IDNR’s environmental regulations are subject to change and often such changes are not favorable to industry.  Consequently, even if we have the proper permits now, we may be required to invest or spend considerable resources to comply with future environmental regulations.

Our failure to comply or the need to respond to threatened actions involving environmental laws and regulations may adversely affect our business, operating results or financial condition. We must follow procedures for the proper handling, storage, and transportation of finished products and materials used in the production process and for the disposal of waste products.  In addition, state or local requirements also restrict our production and distribution operations. We could incur significant costs to comply with applicable laws and regulations.  Changes to current environmental rules for the protection of the environment may require us to incur additional expenditures for equipment or processes.

We could be subject to environmental nuisance or related claims by employees, property owners or residents near the Facility arising from air or water discharges.  Ethanol production has been known to produce an odor to which surrounding residents could object.  We believe our plant design mitigates most odor objections.  However, if odors become a problem, we may be subject to fines and could be forced to take costly curative measures.  Environmental litigation or increased environmental compliance costs could significantly increase our operating costs.

We are subject to federal and state laws regarding operational safety.  Risks of substantial compliance costs and liabilities are inherent in ethanol production.  Costs and liabilities related to worker safety may be incurred.  Possible future developments-including stricter safety laws for workers or others, regulations and enforcement policies and claims for personal or property damages resulting from our operation could result in substantial costs and liabilities that could reduce the amount of cash that we would otherwise have to distribute to Members or use to further enhance our business.

Carbon dioxide may be regulated by the EPA in the future as an air pollutant, requiring us to obtain additional permits and install additional environmental mitigation equipment, which may adversely affect our financial performance.

Our Facility emits carbon dioxide as a by-product of the ethanol production process.  The United States Supreme Court has classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions.  Similar lawsuits have been filed seeking to require the EPA to regulate carbon dioxide emissions from stationary sources such as our ethanol plant under the Clean Air Act.  While there are currently no regulations applicable to us concerning carbon dioxide, if Iowa or the federal government, or any appropriate agency, decides to regulate carbon dioxide emissions by plants such as ours, we may have to apply for additional permits or we may be required to install carbon dioxide mitigation equipment or take other steps unknown to us at this time in order to comply with such law or regulation.  Compliance with future regulation of carbon dioxide, if it occurs, could be costly and may prevent us from operating the Facility profitably, which may decrease the value of our Units and Members’ investment return.

Our site borders nesting areas used by endangered bird species, which could impact our ability to successfully maintain or renew operating permits.  The presence of these species, or future shifts in its nesting areas, could adversely impact future operating performance.

The Piping Plover and Least Tern use the fly ash ponds of the existing MidAm power plant for their nesting grounds.  The birds are listed on the state and federal threatened and endangered species lists.  The IDNR determined that our rail operation, within specified but acceptable limits, does not interfere with the birds’ nesting patterns and behaviors.  However, it was necessary for us to modify our construction schedules, plant site design and track maintenance schedule to accommodate the birds’ patterns.  We cannot foresee or predict the birds’ future behaviors or status.  As such, we cannot say with certainty that endangered species related issues will not arise in the future that could negatively effect the plant’s operations, or the valuation of Units.

We may encounter or discover unforeseen environmental contaminants at our site.

We completed a Phase One environmental survey to determine the presence of hazardous waste on the Facility site.  While we believe the historical use of our site has primarily been bare farmland, a Phase Two environmental study (to test for the presence of any contaminants that may have permeated the ground water or leached into the soil as a consequence of any prior disposal or improper storage by prior occupants or neighboring businesses) was performed and updated in connection with the closing of our 2006 equity offering.  In the future, should such contaminants or hazards be discovered, we may be unable to utilize the Facility site as we intend or we may incur costs for cleanup.

Increased federal support of cellulosic ethanol may result in reduced incentives to corn-derived ethanol producers.

Legislation such as the American Recovery and Reinvestment Act of 2009 and the 2007 Act, provides numerous funding opportunities in support of cellulosic ethanol, which is obtained from other sources of biomass such as switchgrass and fast growing poplar trees.  In addition, the amended RFS mandates an increasing level of production of biofuels that are not derived from corn. Federal policies suggest a long-term political preference for cellulosic processes using alternative feedstocks such as switchgrass, silage, wood chips or other forms of biomass. Cellulosic ethanol has a smaller carbon footprint because the feedstock does not require energy-intensive fertilizers and industrial production processes.  Additionally, cellulosic ethanol is favored because it is unlikely that foodstuff is being diverted from the market.  Several cellulosic ethanol plants are under development. As research and development programs persist, there is the risk that cellulosic ethanol could displace corn ethanol.  In addition, any replacement of federal incentives from corn-based to cellulosic-based ethanol production may reduce our profitability.

Our Facility is designed as single-feedstock facility and would require significant additional investment to convert to the production of cellulosic ethanol.  Additionally, our Facility is strategically located in high-yield, low-cost corn production area.  At present, there is limited supply of alternative feedstocks near our Facility.  As a result, the adoption of cellulosic ethanol and its use as the preferred form of ethanol would have a significant adverse impact on our business.

Our business is affected by the regulation of greenhouse gases (“GHG”), and climate change. New climate change regulations could impede our ability to successfully operate our business.

Our Facility emits carbon dioxide as a by-product of the ethanol production process.  In 2007, the U.S. Supreme Court classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions.  On February 3, 2010, the EPA released its final regulations on the RFS program, or RFS 2.  We believe these final regulations grandfather our Facility at its current operating capacity, though expansion of our Facility would need to meet a threshold of a 20% reduction in GHG emissions from a 2005 baseline measurement for the ethanol over current capacity to be eligible for the RFS 2 mandate.  Additionally, Congress has discussed (and legislation was pending at one point) a comprehensive carbon dioxide regulatory scheme, such as a carbon tax or cap-and-trade system.  If we sought to expand capacity at our Facility, we would have to apply for additional permits or reduce drying of certain amounts of Distillers Grains.  We may also be required to install carbon dioxide mitigation equipment or take other steps unknown to us at this time in order to comply with other future law or regulation.  Compliance with future law or regulation of carbon dioxide, or if we choose to expand capacity, compliance with then-current regulation of carbon dioxide could be costly and may prevent us from operating our Facility as profitably, which may have a material adverse impact on our operations, cash flows and financial position.

The California Air Resources Board has adopted a Low Carbon Fuel Standard requiring a 10% reduction in GHG emissions from transportation fuels by 2020.  Additionally, an Indirect Land Use Change, or ILUC, component is included in the lifecycle GHG emissions calculation.  While this standard is currently being challenged by various lawsuits, implementation of such a standard may have an adverse impact on our market for corn-based ethanol if it is determined that in California corn-based ethanol fails to achieve lifecycle GHG emission reductions.

The California Low Carbon Fuel Standard may decrease demand for corn based ethanol which could negatively impact our profitability.

Recently, California passed a Low Carbon Fuels Standard (“LCFS”). The California LCFS requires that renewable fuels used in California must accomplish certain reductions in greenhouse gases which are measured using a lifecycle analysis. Management believes that these new regulations could preclude corn based ethanol produced in the Midwest from being used in California.  O n December 29, 2011, the U.S. District Court for the Eastern District of California issued an injunction which states that the California Air Resources Board cannot enforce the LCFS while certain litigation is pending. The California Air Resources Board then requested a stay on the injunction, but its request was denied and on January 26, 2012 the California Air Resources Board filed another appeal with the Ninth Circuit Court of Appeals. While the LCFS standard is currently being challenged by various lawsuits, implementation of such a standard may have an adverse impact on our market for corn-based ethanol in California.  California represents a significant ethanol demand market, and if we are unable to supply ethanol to California, it could significantly reduce demand for the ethanol we produce. Any decrease in ethanol demand could negatively impact ethanol prices which could reduce our revenues and negatively impact our ability to profitably operate the ethanol plant.

Risks Related to Tax Issues in a Limited Liability Company For the Holders Who Convert Their Notes into Units

MEMBERS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE IMPACT THAT THEIR OWNERSHIP IN US MAY HAVE ON THEIR FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO OWNERSHIP OF UNITS.

IRS classification of us as a corporation rather than as a partnership would result in higher taxation and reduced profits, which could reduce the value of an investment in us.

We are an Iowa limited liability company that has elected to be taxed as a partnership for federal and state income tax purposes, with income, gain, loss, deduction and credit passed through to our Members.  However, if for any reason the Internal Revenue Service (“IRS”) would successfully determine that we should be taxed as a corporation rather than as a partnership, we would be taxed on our net income at rates of up to 35 percent for federal income tax purposes, and all items of our income, gain, loss, deduction and credit would be reflected only on our tax returns and would not be passed through to our Members.  If we were to be taxed as a corporation for any reason, distributions we make to our Members will be treated as ordinary dividend income to the extent of our earnings and profits, and the payment of dividends would not be deductible by us, thus resulting in double taxation of our earnings and profits. If we pay taxes as a corporation, we will have less cash to distribute to our Members.

The IRS may classify an investment in us as passive activity income, resulting in a Member’s inability to deduct losses associated with an investment in us.

It is likely that the IRS will classify an interest in us as a passive activity.  If a Member is either an individual or a closely held corporation, and if a Member’s interest is deemed to be “passive activity,” then such Member’s allocated share of any loss we incur will be deductible only against income or gains such Member has earned from other passive activities.  Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years.  These rules could restrict a Member’s ability to currently deduct any of our losses that are passed through.

Income allocations assigned to Units may result in taxable income in excess of cash distributions, which means a Member may have to pay income tax on our Units with personal funds.

Members will pay tax on their allocated shares of our taxable income. Members may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions we may make to the Members. Among other things, this result might occur due to accounting methodology, lending covenants imposed by our current loans that restrict our ability to pay cash distributions, or our decision to retain the cash generated by the business to fund our operating activities and obligations. Accordingly, Members may be required to pay some or all of the income tax on their allocated shares of our taxable income with personal funds.

An IRS audit could result in adjustments to our allocations of income, gain, loss and deduction causing additional tax liability to our Members.

The IRS may audit our income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to Members.  If the IRS were successful in challenging our allocations in a manner that reduces loss or increases income allocable to Members, Members may have additional tax liabilities.  In addition, such an audit could lead to separate audits of Members’ tax returns, especially if adjustments are required, which could result in adjustments on Members’ tax returns.  Any of these events could result in additional tax liabilities, penalties and interest to Members, and the cost of filing amended tax returns.

USE OF PROCEEDS

Assuming we issue the anticipated $10 million principal amount of Notes, we estimate the net proceeds to us from the sale of the Notes that we are selling in this offering will be approximately $9,700,000 , after payment by us of the offering expenses, estimated to be $300,000 .  We will likely use the net proceeds of this offering to repay portions of the Convertible Debt.  Under the Convertible Debt, 24% of the proceeds of this offering must used to reduce the ICM Note and 76% of the proceeds of this offering must be used to reduce the Holdings Note.  Therefore, if $10 million principal amount of Notes are sold and we incur offering costs estimated at $300,000 , approximately $2,328,000 would be required to go to reducing the ICM Note and approximately $7,372,000 would be required to go to reducing the Holdings Note.  The amount of Convertible Debt we repay will depend on the actual amount of Notes sold and the actual offering costs incurred.

The Convertible Debt was borrowed primarily to replace debt previously held by other lenders.  We previously had a bridge loan (the “Bridge Loan”) from Commerce Bank, N.A. (“Commerce”) which matured on June 15, 2010.  Under an agreement between us, ICM and Commerce, ICM paid the Bridge Loan, which was then fully discharged.  In exchange, we issued the ICM Note to ICM.  At the time of the discharge of the Bridge Loan, we also issued the Holdings Note to Holdings, which increased the amount of debt previously owed to Holdings. The Bridge Loan was replaced in separate transactions through the issuance of the Convertible Debt.  The interest rate on the Convertible Debt is 7.5% per annum over the six-month LIBOR rate.  The Convertible Debt, as well as the Notes, mature on August 31, 2014.

Instead of repaying portions of the Convertible Debt, we may seek to use part or all of the proceeds from this offering for general working capital purposes.  Under the terms of the Convertible Debt, such usage would require both Lenders’ consent.  In addition to providing cash for operations, we could use offering proceeds to pay down our revolving debt, the result of which would be to provide us more borrowing capacity under that loan for working capital purposes.  As discussed elsewhere in this prospectus, our liquidity is constrained and corn prices have been trending higher.  These factors increase our need to utilize offering proceeds for working capital purposes, whether immediately as cash or by paying down our revolving debt, and would result in us having a higher amount of debt to service.  At this time, we do not have any specific plans to seek Lenders’ consent to use any of the proceeds of this offering for any purpose other than repay the Convertible Debt.

To the extent that we are unable to repay any part of the Convertible Debt from proceeds of this offering, Holdings and ICM may convert the Holdings Note and ICM into Series U Units and Series C Units, respectively, at the conversion price of $3,000 of principal or accrued interest under such note in exchange for one such Unit.

DISTRIBUTION POLICY

We have never paid or declared any cash distributions on our Units.  However, we seek to make distributions when our Board determines it is prudent and when permitted by our debt covenants.  We may retain future earnings to repay debt and finance the growth and development of our business.  As discussed in more detail below under “Management Discussion and Analysis of Financial Condition—Liquidity and Capital Resources,” our ability to make distributions to Members is restricted by the terms of our Credit Agreement.  Payment of future distributions, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our Board of Directors deems relevant.

DETERMINATION OF OFFERING PRICE

The rate at which the Notes may be converted into our Units—one Unit for every $3,000 of Note principal (including PIK Interest and accrued unpaid interest)—was determined based upon the same price per-Unit (i) at which ICM will receive Series C Units if ICM converts the debt we owe to it under the ICM Note; and (ii) at which Holdings will receive Series U Units if Holdings converts the debt we owe it under the Holdings Note.  No independent valuation or appraisal has been conducted in the determination of the offering price.

PLAN OF DISTRIBUTION

Purchasers of Notes in this offering must buy at least $15,000 in principal amount of Notes, and may purchase additional amounts in increments of $3,000.  We will conduct this offering on a best efforts basis, and no subscriptions or proceeds will be escrowed.  We have not engaged, nor do we intend to engage in connection with this offering, any underwriter, broker, dealer, placement agent or finder, nor will we compensate any person for the sales of the Notes.

Iowa purchasers of Notes who are not Members of the Company before this offering must have either (i) a minimum Net Worth of $60,000 and an annual income of $60,000, or (ii) a Net Worth of $225,000.  For purposes of determining if a purchaser meets this requirement, “Net Worth” is determined without including the value of the purchaser’s home, automobile and furnishings.

Under the terms of the Operating Agreement, we may not issue new Units (such as by converting Notes) to any person if (i) such issuance would result in the purchaser holding more than 17% of our outstanding Units, or (ii) such person is a competitor of Bunge’s grain merchandising business.  We will limit the sale of Notes to conform to these provisions.

We intend to offer the Notes in this offering primarily to our existing Members who are residents of Iowa.  We also intend to offer the Notes to residents of other states in which our existing Members reside, with the exception of Arizona, California and Washington D.C ., and subject to the availability of exemptions from applicable state registration requirements.  In addition to specific restrictions and limitations included in the subscription agreement for the state in which a resident resides, our offering will be restricted to residents of the following states as follows:

State	Limitations
Arkansas	We will not issue Notes to more than 35 persons in Arkansas in the offering.
Colorado	We will not issue Notes to more than 10 persons in Colorado in the offering.
Connecticut	We will only offer the Notes to existing Members in Connecticut.
Florida
We will not issue Notes to more than 35 persons in Florida in the offering, subject to applicable rules which exclude certain purchasers from such limit.  If there are more than five purchasers in Florida, the transaction is voidable by the purchaser until the later of: (i) three days after the first tender of consideration by a purchaser and (ii) three days after we give notice of this privilege to the purchaser, which notice will be included in the purchaser’s subscription agreement.

Illinois	We will not issue Notes to more than 35 persons in Illinois in the offering.
Indiana	We will not issue Notes to more than 25 persons in Indiana in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Kansas	We will not issue Notes to more than 25 persons in Kansas in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Minnesota	We will not issue Notes to more than 35 persons in Minnesota in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Missouri	We will not issue Notes to more than 25 persons in Missouri in the offering.
Nebraska	We will not issue Notes to more than 15 persons in Nebraska in the offering, subject to applicable rules which exclude certain purchasers from such limit.
New Jersey	We will not issue Notes to more than 10 persons in New Jersey in the offering, subject to applicable rules which exclude certain purchasers from such limit.
New Mexico	We will not issue Notes to more than 10 persons in New Mexico in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Ohio	We will not issue Notes to more than 10 persons in Ohio in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Oklahoma	We will not issue Notes to more than 25 persons in Oklahoma in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Oregon	We will not issue Notes to more than 10 persons in Oregon in the offering, subject to applicable rules which exclude certain purchasers from such limit.
South Dakota	We will not issue Notes to more than 25 persons in South Dakota in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Texas	We will not issue Notes to more than 15 persons in Texas in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Wisconsin	We will not issue Notes to more than 25 persons in Wisconsin in the offering, subject to applicable rules which exclude certain purchasers from such limit.

Furthermore, certain states have required us to provide the following information:

FOR FLORIDA RESIDENTS: THE UNITS REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING A PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

THE SECURITIES BEING OFFERED HAVE NOT BEEN REGISTERED WITH THE FLORIDA OFFICE OF FINANCIAL REGULATION.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE NEW MEXICO UNIFORM SECURITIES ACT AND THEY CANNOT BE RESOLD UNLESS THE SECURITIES ARE SO REGISTERED OR CAN QUALIFY FOR AN EXEMPTION FROM REGISTRATION.

Our officers and directors will assist us in the sale of our Notes in this offering without compensation of any kind for such assistance.  We may register certain of our officers or directors in states which require registration in connection with their assistance in this offering.  The officers and directors listed below are assisting in the sale of the Notes are eligible for the safe harbor from broker-dealer registration pursuant to Rule 3a4-1 of the Exchange Act (the “Rule”) because (i) none are subject to a statutory disqualification, (ii) none are or will be compensated in connection with their participation of the offering based upon sales of the Notes, (iii) none are or will be associated with any broker or dealer, (iv) all perform, and will perform after the offering, their duties as officers or directors as such and not otherwise in connection with transactions in our securities, (v) none have been brokers, dealers or associated persons of any broker or dealer within the last 12 months, and (vi) none intend to participate in the offering of securities by any issuer more than once every 12 months, except as consistent with the Rule.  Those officers and directors, and their title/positions are:

Officer / Director Name	Position with Company
Brian Cahill	General Manager and CEO
Karen Kroymann	Controller
Theodore Bauer	Director, Secretary and Treasurer
Michael Guttau	Director
Hubert Houser	Director
Karol King	Director

Persons wishing to purchase our Notes must deliver to us a fully executed Subscription Agreement, forms of which (depending on the investor’s state of residence and other factors) have been filed as exhibits to this Registration Statement, and which will be provided to each offeree, along with this Prospectus.  Executed Subscription Agreements must be sent to the following address:

Southwest Iowa Renewable Energy, LLC
Att’n: Karen Kroymann
10868 189th Street
Council Bluffs, Iowa, 51503

Persons having questions about the terms if this offering, the Notes or the Units may call Karen Kroymann, Controller/Principal Financial Officer at (712) 352-5007.

TRANSFERABILITY

The Notes are transferable upon Board approval, but are subject to applicable restrictions imposed by state securities laws.  For example, we will issue Notes to a limited number of purchasers in states other than Iowa in reliance on available exemptions from such states’ securities registration laws.  Many of those laws restrict purchasers of unregistered securities from transferring the Notes after purchase.  Additionally, transfers of Notes must be approved by our Board under the terms of the Indenture.  Upon conversion of the Notes into Units, we will admit Holders as Members, and the Units will be subject to three types of limitations upon their transferability by purchasers in this offering: the Code, our Operating Agreement and applicable state law.  In addition, the QMS imposes certain requirements upon Unitholders seeking to transfer Units and Holders seeking to transfer Notes through that system.  Purchasers should be aware that because of these limitations, neither the Notes nor the Units into which they may be converted are liquid securities and accordingly purchasers may be required to hold them for a considerable period of time.

Code Limitations

We are organized as an Iowa limited liability company and have elected to be taxed as a partnership for federal income tax purposes.  As such, the Code limits the number of “interests” in the Company which may be transferred in any fiscal year.  For these purposes, we may be required to treat Notes as “interests” in the Company.  For purposes of calculating our Code transfer limits, we will count Notes transferred as if they had been converted into Units at a rate of one Unit for every $3,000 of Note principal.  In order to stay within certain regulatory safe harbors, we intend to limit any transfers to 2% of our aggregate outstanding Units and Notes (together, the “Securities”) in any given year, other than exempted transfers.  If more than 2% of our Securities are transferred in a fiscal year, we could be treated as a publicly-traded partnership (“PTP”) under the Code and would be accordingly taxed as a corporation.  The Code does provide that certain transfers are not counted toward the 2% limitation, such as:

●
A transfer in which the basis of the Security is in the hands of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code Section 732.

●	A transfer at death, including transfers from an estate or testamentary trust.
●
A transfer between members of a family, with family defined to include brothers and sisters, whether by the whole or half blood, spouse, ancestors (parents and grandparents only), and lineal descendants.

●	A transfer involving distributions from a retirement plan qualified under Code Section 401(a) or an individual retirement account.
●
One or more transfers by a Member and any related persons (within the meaning of Code Sections 267(b) or 707(b)(1)) during any 30 calendar day period of Securities aggregating more than 2% of the total outstanding Securities.

●	A transfer by one or more Members or Holders of Securities representing in aggregate 50% or more of the total Securities in one transaction or a series of related transactions.

The foregoing list does not provide all of the exceptions to the PTP limitations.  The regulations also provide that issuers may utilize a “qualified matching service,” or “QMS,” to provide some liquidity for their securities while maintaining partnership taxation status.  We expect to use a QMS to provide limited liquidity to persons holding our Securities.  Generally speaking, we may permit transfers of up to 10% of our Securities in a fiscal year under the QMS.  All of the exempted transfers described above are not included in this 10% limitation.  Regulations applicable to QMSs provide that Members or Holders must post their offers to sell Securities for a specified time, and if an agreement is reached to sell a Security, a specified period of time must pass before the transaction may be finalized.  These Code-based conditions to transfers via a QMS are in addition to the transfer restrictions contained in our Operating Agreement applicable to Unit transfers, discussed below.  Our QMS service provider charges us an annual maintenance fee for the QMS service, and also charges the seller of a Security through the QMS a service fee which is based upon a percentage of the sales price of the transaction.  For more detail regarding the terms of use of our QMS, please see our website (www.sireethanol.com) and the summary provided below.  See also “Federal Income Tax Aspects—Company Status—Publicly Traded Partnership.”

Summary of QMS Restrictions & Procedures

Our QMS manual, a copy of which is available at www.sireethanol.com, allows Members to transfer Units and Holders to transfer Notes through the QMS, up to certain thresholds, without violating the Code restrictions required for us to not be treated as a PTP as discussed below.  In order to comply with restrictions so as to not be characterized as a PTP, we may not allow transfers of more than 10% of the outstanding “interests” in the Company through the QMS in any calendar year.  For purposes of calculating our 10% QMS transfer limit under the Code, we will count Notes transferred as if they had been converted into Units at a rate of one Unit for every $3,000 of Note principal.  Accordingly, if we issue $10,000,000 in Notes in this offering which could be converted into 3,334 Units, Unitholders and Holders would be able to transfer up to a total of 1,646 of our outstanding Securities through the QMS in any calendar year.  If the 10% limit is reached in a calendar year, no further trading of Securities will be authorized until after the end of such calendar year.  The following summarizes the procedures that must be followed for transactions in Securities through the QMS:

1.	Members or Holders interested in selling their Securities through the QMS must complete a listing agreement with the QMS agent (“Listing Agreement”).
2.
The QMS agent will match bids with the listed offers for sale, except that bids may not be matched with offers to sell until the Securities have been listed for at least 15 days. In matching offers, preference is generally given first to the lowest priced offers to sell or the highest bid price, then in the order received. The purchase price will be the buyer’s bid price.

3.
When an offer to sell is matched with a bid, the QMS agent will contact the buyer and seller to confirm the sale and then send buyer the sale contract.  The buyer must return the signed sale contract to the QMS agent within ten (10) business days with a 100% deposit of the purchase price plus the counterpart signature page to the Operating Agreement (in the case of Unit transfers) and other documentation, if applicable. The purchase price deposit will be held an independent escrow agent until the sale is completed.

4.
After the QMS agent receives the buyer’s sale contract and deposit, the QMS agent will send the sale contract to the seller who must sign and return it to the QMS agent within ten business days with his or her Note or Unit Certificate(s) (or a Lost Certificate Affidavit).  The seller will be obligated to pay the QMS agent’s commission if the seller fails to sign and return these documents as required.

5.
Approximately 30 days prior to the end of each quarter, the QMS agent will submit to us the signed sales contracts and related documentation to confirm compliance with all Operating Agreement or Indenture restrictions, including Board approval, as applicable.

6.
Transactions will be approved or rejected at the end of each fiscal quarter and, if approved, will occur on the first day of the next fiscal quarter.  Fiscal quarters begin on January 1, April 1, July 1 and October 1.

7.
If the sale of a Transferred Security is authorized by the Board, we will reissue the Units or Notes to the buyer and inform the QMS agent to direct the escrow agent to disburse the net sale proceeds to the seller, after payment of the QMS agent’s commission. If the Security sale is not authorized, the purchase price will be returned to the buyer and no commission will be charged.

8.
Subject to our Unit Transfer Policy, all Unit sales and transfers are effective upon the first day of the quarter following a match if 45 days has expired since the offer to sell was posted, and upon fulfillment of all conditions required under the Operating Agreement. If the offer to sell a Unit is posted during the last 45 days of the quarter, the sale, if approved by the Board, will be effective on the first day of the next following quarter, subject to the Unit Transfer Policy.  Note sales and transfers will be effective as soon as the QMS Manual and QMS agent’s requirements have been fulfilled.

9.
Offers to sell and offers to buy Securities may not be listed on the QMS any longer than 120 days. After an offer to sell or buy has been listed for 120 days, it will be removed. A buyer may repost his or her offer to buy Securities immediately; however, a seller will not be able to list any Securities for sale for at least 60 days after the offer is removed.

An offer to sell a Security may be modified by the seller at anytime; provided, however, that any modification will mean such sales offer may not be accepted prior to the 15th day after the modified offer to sell is posted to the QMS.  Sellers may cancel an offer to sell Securities at any time prior to acceptance of an offer to purchase.  Offers to purchase Securities may be cancelled, by contacting the QMS agent, at any time prior to an agreement for sale being reached with a seller.

The following terms and conditions apply to transactions using the QMS:

•	Brokers and dealers may not use the QMS to purchase or sell Units for the accounts of others.
•
The information on the QMS does not consist of firm quotes, but rather merely lists the names, addresses and telephone numbers of interested sellers and buyers, the number of Securities offered or desired to be purchased, and the price at which the proposed transaction would occur.

•	Transferors are required to pay a 3% fee to the QMS agent and any additional transfer fee as determined by our board of directors, from time to time.
•
We will not assure that any particular transaction will occur as to any particular number of Securities or at any particular price.  All the transactions must be executed independent of us or any of our affiliates.

•
The QMS Manual may be revised from time to time in our discretion and in coordination with the QMS agent.  The most current version will always be available on our website, upon written request to us or by link on the QMS agent’s website.  Buyers and sellers should confirm that they are referring to the most current version of the QMS Manual when using the QMS.

•
All applicable state and federal securities laws, including registration requirements, apply to any offer made or transaction consummated using the QMS.  In addition, the Securities Exchange Act of 1934 (the “Exchange Act”) obliges persons acquiring beneficial ownership of 5% or more of our Units to file specified reports. Buyers and sellers are responsible for compliance with applicable securities laws.
•	“Two-sided quotes” in which a person indicates a bid to buy at one price and to sell at another price are prohibited.
•
By accessing the QMS, the buyer and seller of the Securities agree to fully indemnify, defend and hold harmless us and our directors, employees, agents and members from any and all claims arising out of participation with its appearing on the QMS.

This summary of the material components of the QMS Manual does not fully describe the QMS Manual.  No person should purchase the Notes without having read carefully the entire QMS Manual and Unit Transfer Policy.

Operating Agreement Limitations on Unit Transfers

In addition to the PTP limitations discussed above, Members wishing to transfer Units must also effect transfers according to the terms of our Operating Agreement.  Any purported transfers not meeting the conditions of the Operating Agreement are null and void, and any such transferor and transferee must indemnify us and the other Members for any costs associated with a purported transfer which does not meet the requirements of the Operating Agreement.  The provisions of the Operating Agreement which apply to proposed transfers are as follows:

●
The Board of Directors retains the discretion to admit any person as a Member.  Persons who are not admitted as Members will only have specified rights respecting Units they hold.  However, under the Indenture, we are obligated to admit as a Member any Holder converting Notes into Units.

●	All Members holding Series B Units must approve any transfer where the transferee (together with the transferee’s affiliates) would hold more than 17% of the issued and outstanding Units.

●	All Members holding Series B Units must approve any transfer where the transferee or any of the transferee’s affiliates is a direct competitor of a Series B Member in the grain merchandising business.

●	Any1 Series U Members must approve any transfer where the transferee (together with the transferee’s affiliates) would hold more than 15% of the issued and outstanding Units.

●	Any1 Series U Members must approve any transfer where the transferee or any of the transferee’s affiliates is a direct competitor of a Series U Member in the grain merchandising business.

●	The transferring Member must surrender its certificate representing the transferred Units.

●	Transferees must execute a signature page to the Operating Agreement and such other instruments as the Board of Directors may require.

●	Transfers otherwise satisfying all conditions of the Operating Agreement are not effective until reflected in our books and records.

●	Proposed transferees must provide us with such tax and other information as the Board of Directors may require.

●
The Board of Directors may require a transferring Member to provide us with an opinion of counsel that a proposed transfer would not (i) violate any applicable federal or state law respecting the registration or resale of securities, or (ii) cause us to be deemed an investment company under the Investment Company Act of 1940.

●
Unless a transfer occurs involuntarily by operation of law, transferees may not be (i) our competitors or our affiliates, (ii) affiliates of our competitors, or (iii) persons whose ownership of Units would be deemed detrimental to us.  The foregoing may be determined by the Board of Directors in its sole discretion.

●
No transfers may be effected after a Dissolution Event (the affirmative vote of the Members to dissolve, wind up and liquidate the company, or the entry of a decree of judicial dissolution pursuant to the Act) has occurred.

●
Profits, losses and all other items attributable to transferred Units for the fiscal year in which the Units are transferred are divided and allocated between the transferor and the transferee by taking into account their interests during the fiscal year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Directors.  All distributions on or before the date of such transfer will be made to the transferor, and all distributions thereafter will be made to the transferee.

 1 Series U Units would only be issued to Holdings to the extent that Holdings converts debt we owe it under the Holdings Note to Series U Units.

●
Solely for purposes of making allocations and distributions, we will recognize a transfer to be effective not later than the first day of the month following the month in which all documents to effectuate the transfer have been executed and delivered to us, provided that we have received such documents at least 10 days prior to the first day of the month, otherwise such items will be allocated and distributed to the transferor, provided further that, if we do not receive a notice stating the date such Units were transferred and such other information as the Directors may reasonably require within 30 days after the end of the fiscal year during which the transfer occurs, then all such items will be allocated, and all distributions will be made, to the person or entity who, according to our books and records, was the owner of the Units on the last day of such fiscal year.

●
Unless and until a transferee is a permitted transferee and such transferee is admitted as a Substitute Member under Section 9.10 of the Operating Agreement, the proposed transferee will have no interest in us and will not be treated as a Member for purpose of any distribution, the allocation of profits or losses, the voting of Units or for any other purpose.

●
In the event that a transferring Member makes a transfer during our tax year, amounts paid or withheld on behalf of such transferring Member respecting taxes prior to the transfer, or in connection with the Units being transferred, will be due to us. We have the right, in our sole discretion to either (i) require that the transferring Member deposit with us the amount due, or the amount that is estimated to be due, in connection with the Units being transferred, or (ii) require that such payment be made at any time after the transfer, upon demand by us.

●	Members may not transfer Units on an established securities market or a secondary market (or the substantial equivalent of those markets) within the meaning of Code Section 7704(b).

●
Acquisitions of Units will be deemed to be a representation and warranty to us and the other Members that the acquisition is made as principal for the Unit holder’s own account and not for resale or distribution of the Units to others in violation of securities laws as determined by us and our counsel.

In addition, any transfers which would (i) cause us to dissolve or wind up, (ii) cause us to lose our partnership taxation status, (iii) violate federal or state securities laws, (iv) cause us to be treated as a PTP, or (v) terminate us for federal income tax purposes, are prohibited under the Operating Agreement.

Please be aware that we may modify the above requirements and conventions which are necessary to maintain a QMS.

State Law Limitations

Even though we are registering the offer and sale of the Notes and Units under the Securities Act and pursuant to the securities laws of Iowa, the laws of some states may prohibit, restrict or impose conditions upon the resale of any Units purchased in this offering.  As discussed above under “Operating Agreement Limitations,” we may require a transferring Member to provide an opinion of counsel that a proposed transfer does not violate any such securities laws.  MEMBERS WISHING TO SUBSEQUENTLY TRANSFER THEIR NOTES OR UNITS WILL NEED TO CONSULT WITH COUNSEL AS TO WHETHER APPLICABLE STATE LAW IMPOSES ANY LIMITATION UPON THEIR ABILITY TO TRANSFER THEIR NOTES OR UNITS, AND THE COMPANY DOES NOT UNDERTAKE TO DETERMINE WHETHER ANY RESALE COMPLIES WITH APPLICABLE LAW.

Most states provide exemptions from their registration requirements.  For example, many states exempt resale transactions by persons other than the issuer which are “isolated,” and many states exempt specified transactions through registered brokers.  WHILE WE BELIEVE THAT MANY PROPOSED RESALES MAY COMPLY WITH APPLICABLE EXEMPTIONS UNDER STATE LAW, WE CANNOT NOT ASSURE PURCHASERS THAT STATE LAW WILL NOT PROHIBIT A PROPOSED RESALE TRANSACTION.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Description of Series A Convertible Subordinated Term Notes

The following description summarizes the material terms and provisions of the Series A Convertible Subordinated Term Notes that we are offering under this Prospectus.  The Notes are subject to the Indenture dated as of December 1, 2011 between us and Treynor State Bank, as trustee (the “Trustee”). We will act as paying agent and conversion agent for the Notes. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

General

The terms and conditions of the Notes and the Indenture are as follows:

•	the principal amount of Notes being offered is $14,251,000, subject to increase at our discretion;
•	the Notes will be sold in a minimum amount of $15,000 and in integral multiples of $3,000 thereafter;
•	the maturity date of the Notes is August 31, 2014;
•	the principal amount due at maturity of the Notes is the principal amount of such Note, plus any capitalized PIK Interest;
•
the annual interest rate for the notes is 7.5% per annum over the British Bankers’ Association interest settlement rates for U.S. Dollar deposits for an interest period of six months as of 11:00 a.m. (London time) as published on Reuters Screen LIBOR01 Page, or if Reuters Screen LIBOR01 Page is not available, as published by Bloomberg Financial Services, Dow Jones Market Services, Telerate or any similar service selected by us, and such rate shall be determined and reset semi-annually on each February 1st and August 1st (or, if any such day is not a business day, the immediately succeeding business day).  As of January 31, 2011, the six-month LIBOR was approximately 0.78%;

•	the date interest will begin to accrue is the date on which the Notes are issued;
•
the dates interest will be payable are January 31 and July 31 of each year, and the regular record dates for interest payment dates or the method for determining such dates is January 1 and July 1 of each year;

•
the Notes, and payment of interest thereon, is subject to the terms and conditions of the Intercreditor Agreement entered into by the Trustee, Holdings and ICM (the “Trustee Intercreditor Agreement”) and the Subordination Agreement entered into by the Trustee, Holdings and Agent (the “Trustee Subordination Agreement”);

•
we have the option to pay accrued interest as PIK Interest, and interest on the Notes that is not paid in cash on its due date is automatically capitalized and added to the outstanding principal of the Notes on such due date;

•
because the terms of our Credit Agreement prevent us from making any principal or interest payments on the Notes in advance of maturity and payment in full of the debt outstanding under the Credit Agreement, purchasers of Notes should anticipate that all interest will be paid as PIK Interest;

•	the Notes are redeemable by us, at anytime upon between 30 and 90 days advance notice;
•
in the event we issue a redemption notice to a Holder, the Holder may elect to convert such Notes into Series A Units by providing written conversion notice us within 20 days of the date of the redemption notice;

•	the Notes are subordinated to all senior debt, including the outstanding amounts we owe under the Credit Agreement;
•	the Notes will be unsecured and pari passu with our other subordinated debt, including the Convertible Debt and the Holdings Revolving Note;
•	the principal of the Notes (including capitalized PIK Interest and accrued but unpaid interest) are convertible in the minimum amount of $15,000 and integral multiples of $3,000 thereafter;
•	payments will be made by check sent to the address of the Holder of record;
•	the Notes are transferable, but transfers require Board approval, see “Transferability” above;
•
the Indenture does not restrict our ability to: incur additional indebtedness, issue additional securities, create liens, pay dividends and make distributions in respect of our capital stock, redeem capital stock, make investments or other restricted payments, sell or otherwise dispose of assets, engage in transactions with stockholders and affiliates, or effect a consolidation or merger;

•	the Indenture does not require us to maintain any asset ratios or reserves; and
•	for a summary of the federal income tax aspects of the Notes, see “Federal Income Tax Aspects” below.

Conversion or Exchange Rights

The principal of the Notes (including capitalized PIK Interest and accrued but unpaid interest) are convertible, at the option of the Holder, into Series A Units at a conversion ratio of one Unit for every $3,000 of Note principal (and capitalized PIK Interest and accrued but unpaid interest) converted, in a minimum increment of $15,000 and in integral multiples of $3,000 thereafter.  Holders may convert the principal of the Notes (including capitalized PIK Interest and accrued but unpaid interest) into Series A Units on January 31 or July 31 of any year prior to their final maturity as long as a Holder provides us with the following information at least 30 days prior to such conversion date.  To convert a Note, a Holder must (i) complete and manually sign the conversion notice attached to the Note (“Conversion Notice”) or a facsimile of the Conversion Notice and deliver such notice to us, (ii) surrender the Note to us, (iii) furnish appropriate endorsements and transfer documents if required by us, and (iv) pay any transfer or similar tax, if required.  The January 31 or July 31, as applicable, after the date on which the Holder satisfies all of those requirements is the “Conversion Date.”

If we receive a Conversion Notice prior to the final maturity of the Notes, the following procedures will apply: (i) we will deliver Series A Units into which the Notes are converted (and cash or a new Note in lieu of any fractional Units) will be made through us as soon after the Conversion Date as is reasonably possible, (ii) we will deliver to Holders surrendering Notes for conversion a number of Series A Units equal to the aggregate original amount of Notes to be converted (including any PIK Interest and accrued but unpaid dividends) divided by $3,000 and (iii) we will pay cash or issue a new Note for all fractional Series A Units in an amount equal to (a) the principal balance of the Notes being so converted, minus (b) the number of Series A Units being issued in such conversion, multiplied by $3,000.

Upon receipt of a redemption notice from us, Holders may elect to convert the outstanding principal of the Notes, all PIK Interest and all accrued but unpaid interest into Series A Units by sending us a Conversion Notice within 20 days of the date of the redemption notice.  If a Holder delivers a Conversion Notice to us within such time, then the we will convert all outstanding principal, PIK Interest and accrued but unpaid interest into Series A Units on the date in the redemption notice, at the conversion price of $3,000 per Series A Unit; provided, however, that we will only issue whole Units and any portion of the Note totaling less than $3,000 will be redeemed.  In the event a Holder fails to deliver a Conversion Notice to us within the specified timeframe, the Note will be redeemed by us in accordance with the redemption notice, and we will pay the Holder the outstanding principal balance of the Note (including PIK Interest), plus any accrued but unpaid interest.

Under the terms of the Indenture, we are obligated to admit any Holder as a Member when they convert any Notes into Units.

Consolidation, Merger or Sale

The Indenture does not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets.  However, any successor to or acquirer of such assets must assume all of our obligations under the Indentures and the Notes, as applicable.

Events of Default Under the Indenture

The following will be events of default under the Indenture with respect to the Notes:

•	if we fail to pay interest (either in cash or as PIK Interest) when due and our failure continues for 90 days and the time for payment has not been extended or deferred;
•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;
•
if we fail to observe or perform any other covenant contained in Indenture, and our failure continues for 90 days after we receive notice from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes;

•	if specified events of bankruptcy, insolvency or reorganization occur as to the Company (“Bankruptcy Default”); and
•	if we default under the Convertible Debt or the Holdings Revolving Note.

Subject to the limitations contained in the Trustee Intercreditor Agreement and Trustee Subordination Agreement, if an event of default occurs and is continuing, other than a Bankruptcy Default, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice to us in writing, and to the Trustee if notice is given by such Holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If a Bankruptcy Event occurs with respect to us, the principal amount of and accrued interest, if any, of each of the Notes then outstanding will be due and payable without any notice or other action on the part of the Trustee or any Holder.

The Holders of a majority-in-principal amount of the outstanding Notes may waive any default or event of default and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the Indenture. Any such waiver will cure the default or event of default.

If an event of default under the Indenture occurs and continues, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders have offered the Trustee reasonable indemnity. The Holders of a majority-in-principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes, provided that:

•	the direction so given by the Holder is not in conflict with any law or the Indenture; and
•
subject to its duties under the Trust Indenture Act, the Trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the Holders not involved in the proceeding.

A Holder will have the right to institute a proceeding under the Indenture or to appoint a receiver or trustee, or to seek other remedies only if:

•	the Holder has given written notice to the Trustee of a continuing event of default with respect to the Notes;
•
the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holders have offered reasonable indemnity, to the Trustee to institute the proceeding as trustee; and

•
the Trustee does not institute the proceeding, and does not receive from the Holders of a majority-in-aggregate principal amount of the outstanding Notes other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a Holder if we default in the payment of the principal, premium, if any, or interest on, the Notes.  Within 120 days after the end of each fiscal year during which Notes are outstanding, we will deliver to the Trustee an officers’ certificate stating whether the officers know of any “Default” or “Event of Default” that occurred during that fiscal year.  If any “Default” or “Event of Default” is known, the certificate must describe it and its status.  Notwithstanding anything contained in the Indenture to the contrary, the Trustee and any Holders must act in accordance with the Trustee Intercreditor Agreement and the Trustee Subordination Agreement and may not take any action that would cause us to be in default under such agreements.  Our failure to take any act required by the Indenture but prohibited by the Trustee Intercreditor Agreement or Trustee Subordination Agreement, will not constitute an event of default under the Indenture.

Modification of Indenture; Waiver

We and the Trustee may change the Indenture without the consent of any Holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the Indenture;
•	to comply with the provisions described above under “Consolidation, Merger or Sale”;
•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act;
•	to evidence and provide for the acceptance of appointment under the Indenture by a successor trustee;
•	to provide for uncertificated Notes and to make all appropriate changes for such purpose;
•	to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of the Notes;
•
to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the security holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the Indenture; or

•	to change anything that does not materially adversely affect the interests of any Holder.

In addition, under the Indenture, the rights of Holders may be changed by us and the Trustee with the written consent of the Holders of at least a majority-in-aggregate principal amount of the outstanding Notes. However, we and the Trustee may only make the following changes with the consent of each Holder:

•	extending the fixed maturity of the series of the Notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of the Notes; or
•	reducing the percentage of the Notes, the Holders of which are required to consent to any amendment.

Discharge

The Indenture provides that we can elect to be discharged from our obligations with respect to the Notes, except for obligations to:

•	register the transfer or exchange of the Notes;
•	replace stolen, lost or mutilated Notes;
•	maintain paying agencies;
•	hold monies for payment in trust;
•	compensate and indemnify the Trustee; and
•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the Trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the Notes on the dates payments are due.

Form, Exchange and Transfer

We will issue the Notes only in the minimum denomination of $15,000 and in any integral multiple of $3,000 thereafter.  Subject to the terms of the Indenture, Holders may present the Notes for exchange, duly endorsed if so required by us, at our office or at the office of any transfer agent designated by us for this purpose. We will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.  The Notes are transferable upon Board approval.  Any transfer in violation of such provision will be null and void.

Redemption

We may redeem the Notes at anytime by providing written notice of any such redemption to the Trustee or the Holders at least 30 but not more than 90 days prior to the date of such redemption.  Upon receipt of a redemption notice from us, Holders may elect to convert the outstanding principal of the Notes, all PIK Interest and all accrued but unpaid interest into Series A Units by sending us a Conversion Notice within 20 days of the date of the redemption notice.  If a Holder delivers a Conversion Notice to us within such time, then we will convert all outstanding principal, PIK Interest and accrued but unpaid interest into Series A Units on the date in the redemption notice, at the conversion price of $3,000 per Series A Unit; provided, however, that we will only issue whole Units and any portion of the Note totaling less than $3,000 will be redeemed.  In the event a Holder fails to deliver a Conversion Notice to us within the specified timeframe, the Notes will be redeemed by us in accordance with the redemption notice, and we will pay the Holder the outstanding principal balance of the Note (including PIK Interest), plus any accrued but unpaid interest.

Information Concerning the Trustee

The Trustee, other than during the occurrence and continuance of an event of default under the Indenture, undertakes to perform only those duties as are specifically set forth in the Indenture. Upon an event of default under the Indenture, the Trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Trustee is under no obligation to exercise any of the powers given it by the Indentures at the request of any Holder unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Michael K. Guttau, one of our Series A Directors, serves as the Chief Executive Officer and Chairman of the Board of the Trustee.  In addition, Mr. Guttau is the principal owner of stock in the Trustee.  Under the Trust Indenture Act of 1940, with this level of affiliation, if we default on the Notes and the Trustee has to pursue collection, and at that time Mr. Guttau is a director, then Mr. Guttau will either have to resign from service on our Board of Directors, or the Trustee will have to resign as trustee of the Notes and a successor trustee will need to be appointed.

Payment and Paying Agents

We will make payment of the interest on the Notes on any interest payment date to the person in whose name the Notes are registered at the close of business on the regular record date for the interest.  We will pay principal of and any premium and interest on the Notes by check, which we will mail to the Holder. We will designate our corporate office in the State of Iowa as our sole paying agent for payments with respect to the Notes.

All money we pay to a paying agent or the Trustee for the payment of the principal of or any premium or interest on the Notes that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder thereafter may look only to us for payment thereof.

Under the Credit Agreement, we are not permitted to make principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all payments will be made through PIK Interest.

Governing Law

The Indenture and Notes are governed by and construed in accordance with the laws of the State of Iowa, except to the extent that the Trust Indenture Act is applicable.

Subordination of the Notes

The Notes are unsecured and subordinate and junior in priority of payment to our senior indebtedness, including our obligations under the Credit Agreement.  The Notes and Indenture do not limit the amount of subordinated debt securities that we may issue, nor do they limit us from issuing any other secured or unsecured debt.  The Notes are equal in priority to all of our subordinated indebtedness, including the Convertible Debt, the Holdings Revolving Note and the IDED note.

Under the Credit Agreement, we are not permitted to make principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all payments will be made through PIK Interest.

As of December 31, 2011, we had $89,253,715 indebtedness senior to the Notes.  Furthermore, there is no limitation on our ability to take out additional indebtedness senior to the Notes, except as provided in the Credit Agreement (which requires the Agent’s written consent).

The Notes are Subject to the Trustee Subordination Agreement and the Trustee Intercreditor Agreement

The Notes are subject to the terms and conditions of the Trustee Subordination Agreement and the Trustee Intercreditor Agreement.  Neither the Trustee nor any Holder may take any action in violation of such agreements, and neither the Trustee nor any Holder may take any action that would cause us to be in default under the Trustee Subordination Agreement or the Trustee Intercreditor Agreement.

As used below, “Subordinated Debt” means the Notes, the Convertible Debt and the Holdings Revolving Note.  “Subordinated Noteholders” are the holders of the Subordinated Debt, which include the Lenders and the Holders.

The Trustee Subordination Agreement subordinates payment of the Subordinated Debt to payment of the Credit Agreement and all other indebtedness owed to the Banks (collectively, the “AgStar Indebtedness”), except that we can pay principal and interest only as described in the following chart:

Debt on Which Payments Can be Made	Conditions to Making Payments under the Trustee Subordination Agreement
Holdings Revolving Note
(i) There may be no Event of Default under the Credit Agreement; and
(ii) The sum of the outstanding Revolving Letters of Credit (as defined in the Credit Agreement) and the outstanding Revolving Line of Credit Advances (as defined in the Credit Agreement) does not exceed the Borrowing Base (the lesser of (A) $15,000,000.00, or (B) the sum of: (I) 75% of our eligible accounts receivable, plus (II) 75% of our eligible inventory).

Convertible Debt	Such payment(s) must be a prepayment on the note and made out of the proceeds of this Offering or any other debt or equity offering by us.
Any other subordinated indebtedness	Payments must be from and after the stated maturity, which may not be prior to the maturity of the

Any other subordinated indebtedness	AgStar Term loan outstanding under the Credit Agreement.

The Trustee Subordination Agreement further provides that we may pay PIK Interest and that holders of Subordinated Debt may convert such debt into equity in the Company in accordance with the governing agreements.  In addition, the Trustee Subordination Agreement states that AgStar, for the benefit of the Banks, holds a first security interest in all collateral securing payment of the AgStar Indebtedness.

If AgStar provides a Subordinated Noteholder with written notice of acceleration or demand for payment in full of the AgStar Indebtedness and the Subordinated Noteholders subsequently receive payment from us under a Subordinated Debt agreement, then: (i) the Subordinated Noteholder receiving the payment is holding such money in trust for the Banks and such payment will immediately be transferred to AgStar and applied to the AgStar Indebtedness, (ii) until the AgStar Indebtedness is paid in full, the Subordinated Noteholders are not permitted to exercise any right of setoff and (iii) if the Company is in bankruptcy or a trustee or receiver is appointed, then any money received by Subordinated Noteholders shall be paid to AgStar, and AgStar may, at its option, represent Subordinated Noteholders in any such proceeding.

The Trustee Intercreditor Agreement prohibits Subordinated Noteholders from amending, modifying or waiving the terms and conditions of the Subordinated Debt in a manner that would (i) change the terms of repayment of any Subordinated Debt, (ii) take a security interest in our assets or those of any third party, or (iii) receive a guaranty of our obligations from a third party.  Further, the Trustee Intercreditor Agreement requires Subordinated Noteholders to provide written notice of any Event of Default to the other Subordinated Noteholders.  Finally, the Trustee Intercreditor Agreement provides that upon repayment or a refinancing of any Subordinated Debt, the Subordinated Debt is repaid: (w) first, if amounts are received through enforcing the terms of the Subordinated Debt by a Subordinated Noteholder, then to repay such Subordinated Noteholder’s expenses in such enforcement, (x) second, to any default interest among the Subordinated Noteholders on a pro-rata basis, (y) third, to accrued interest to each Subordinated Noteholder on a pro-rata basis, and (z) fourth, to the principal of each Subordinated Noteholder on a pro-rata basis.

Series A Units

The terms of the Units are governed by our Articles of Organization filed with the Iowa Secretary of State on March 28, 2005 (the “Articles”) and our Operating Agreement.  Under the terms of our Operating Agreement, Members may receive distributions when and as determined by our Board, and allocations of our profits and losses are made based upon each Member’s proportionate ownership of our Units (regardless of which Series the Units are).  The Articles and the Operating Agreement provide that we are managed by managers (our Board), and not by the Members.  Our Board is comprised of seven Directors, and the Board is empowered to do all things required to manage our affairs, subject to any specific voting rights vested in the Members.  The Series B Member has the right to elect the number of Directors out of those seven directorships equal to the proportion of Series B Units held as compared to the number of all outstanding Units (this provision presently entitles the Series B Member to elect two Directors), and the Series B Member retains the right to always elect at least one Director.  The Series C Member has the right to elect one Director.  If Series U Units are issued under the Holdings Note, the Series U Member has the right to elect up to four of the seven Directors, as further described below.  The Series A Members have the right to elect the balance of the Directors not elected by the Series B, Series C and Series U Members (presently the Series A Members may elect four Directors); however, the terms of the directorships elected by the Series A Members are staggered such that only one Series A Director may be elected each year.  Staggering the terms of the Series A Directors, in addition to the rights of the Series B Member, the Series C Member and the Series U Member (if Series U Units are issued) to elect certain directorships, means that Series A Members could only change the control of  the Board  through electing all four Series A Directors, which would take four years.

In addition to the special voting rights afforded the holders of Series B, Series C and Series U Units described below, holders of Units possess the following voting rights: (i) Series A Members elect the Series A Directors by majority vote; (ii) all Members must approve, by a majority vote, any Board decision to (A) cause or permit us to engage in an activity which is inconsistent with our purposes, (B) engage in an activity which would act in contravention of the Operating Agreement or make it impossible to carry on our business, or (C) possess our property or assign our property for other than our purposes; and (iii) 66 2/3% of all Members must approve: (W) the merger, consolidation, sale or disposal of all or substantially all of our property, (X) our election to be treated as a corporation for tax purposes, (Y) our acquisition of securities from a Director or lending of money to a Director, or (Z) our dissolution. Each Unit entitles the holder one vote on any matter.

The holder of the Series B Units must approve: (i) the creation or issuance of additional Series B Units or an additional series of Units having rights senior to those of the Series B Member, (ii) an amendment to the Operating Agreement which would adversely affect the Series B Member’s rights, (iii) changing our status from manager-managed to Member-managed (or vice versa), (iv) the redemption of the Series B Units, (v) our voluntary bankruptcy, or (vi) a transfer or issuance of Units (A) which results in either the transferee holding more than 17% of the outstanding Units or (B) to a direct competitor of the Series B Member.  The foregoing special voting rights of the Series B Member must remain in effect for so long as Bunge remains a holder of Series B Units; except that after May 11, 2011, Bunge and its affiliates may sell up to 15% of the originally-purchased Series B Units per year, but once Bunge and its affiliates hold 25% or less of the originally-purchased Series B Units, such Units will be automatically converted to Series A Units.  Additionally, any Series B Units transferred from Bunge and its affiliates will be automatically converted into Series A Units upon transfer, except that the foregoing conversion provisions do not apply to transfers of Series B Units among Bunge and its affiliates.  Holders of Series B Units have the preemptive right to purchase their pro-rata share of any new securities we propose to sell, and Bunge has consented to the terms of this offering.

The holder of the Series C Units must approve: (i) the creation or issuance of additional Series C Units or additional series of Units having rights senior to those of the Series C Member, (ii) an amendment to the Operating Agreement which would adversely affect the Series C Member’s rights, and (iii) the redemption of the Series C Units.  Series C Units transferred from the original Series C Member, ICM, and its affiliates shall be automatically converted into Series A Units upon transfer, and if ICM and its affiliates hold less than 833 Units, all Series C Units will be automatically converted into Series A Units, except such conversion provision does not apply to any transfers of Series C Units among ICM and its affiliates.

To the extent that we issue Series U Units under the Holdings Note, the Operating Agreement provides if Bunge or any of its Affiliates (collectively, “Bunge Parties”) is the holder of any Series U Units, the Bunge Parties have the right to elect one Director plus such additional number of Directors determined in the following manner: (i) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge Parties equals or exceeds 30%, but is less than 57%, of the total number of Units then outstanding, the Bunge Parties may elect one additional Director, (ii) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 57%, but is less than 71%, of the total number of Units then outstanding, the Bunge Parties may elect two additional Directors, (iii) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 71%, but is less than 86%, of the total number of Units then outstanding, the Bunge Parties may elect three additional Directors, and (iv) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 86% of the total number of Units then outstanding, the Bunge Parties may elect four additional Directors.

Furthermore, any Member holding Series U Units other than the Bunge Parties has the right to elect that number of Directors determined in the following manner: (i) during such time as the total number of Series U Units owned by such Member equals or exceeds 20%, but is less than 40%, of the total number of Units then outstanding, such Member may elect one Director, (ii) during such time as the total number of Series U Units owned by such Member equals or exceeds 40%, but is less than 60%, of the total number of Units then outstanding, such Member may elect two Directors, (iii) during such time as the total number of Series U Units owned by such Member equals or exceeds 60%, but is less than 80%, of the total number of Units then outstanding, such Member may elect three Directors, and (iv) during such time as the total number of Series U Units owned by such Member equals or exceeds 80% of the total number of Units then outstanding, such Member may elect four directors.  Directors elected by any holder of Series U Units (“Series U Directors”) shall hold office indefinitely until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of any such Series U Director.

Our Units may not be transferred except with the approval of the Board and upon compliance with the conditions provided in the Operating Agreement, as summarized above under “Transferability.”

Preemptive Rights

Under that ICM, Inc. Agreement—Equity Matters (the “ICM Equity Agreement”) we entered into with ICM on June 17, 2010 in connection with the ICM Note, ICM has the right to purchase its pro-rata share of any securities issued by us (which would include both the Notes and any Series A Units issued upon conversion of the Notes), and the Operating Agreement similarly provides that Bunge has the right to purchase its pro-rata share of any securities issued by us.  The Operating Agreement also provides that if we issue Series U Units, Holdings will have the right to purchase its pro-rata share of any securities we issue.  As of the date of this Prospectus, only ICM holds Series C Units, only Bunge holds Series B Units, and there are no Series U Units outstanding, though Holdings has the right to convert the Holdings Note into Series U Units.  ICM, Holdings and Bunge have consented to this offering and have waived their rights to purchase any equity in us in connection with the issuance of the Notes and any conversion of Notes into Series A Units.

DESCRIPTION OF BUSINESS

General

Our Facility processes approximately 39.3 million bushels of corn per year into 110 million gallons of denatured fuel grade ethanol, 300,000 tons of DDGS and 50,000 tons of WDGS.  We also recently installed and produce corn oil as part of our production process. Our Facility is located in Pottawattamie County in southwestern Iowa.  It is near two major interstate highways, within a mile of the Missouri River and has access to five major rail carriers.  This location is in close proximity to raw materials and product market access.  The Facility receives corn and chemical deliveries primarily by truck but is able to utilize rail delivery if necessary.  Finished products are shipped by rail and truck.  The site has access to water from ground wells and from the Missouri River.  Additionally, in close proximity to the Facility’s primary energy source (steam), there are two natural gas providers available, both with infrastructure immediately accessible to the Facility.

During the last half of Fiscal 2011, the Missouri River experienced significant flooding as a result of unprecedented amounts of rain and snow in the Missouri River basin.  This produced a sustained flood lasting many weeks at a 500-year flood level (a level which has a 0.2% chance of occurring).  While there were levee failures elsewhere, we were fortunate that the levees around our Facility held.  We did experience minimal rail disruption due to flooding in the surrounding areas to the North and South of the Facility, but our operations were not significantly impacted.

Rail Access

We own a six mile loop railroad track for rail service to our Facility.  Our track comes off the Council Bluffs Energy Center line where interstate I-29 crosses and proceeds south along the east side of Pony Creek.  The track terminates in a loop-track south of the Facility, which accommodates 100 car trains.  We entered into an Industrial Track Agreement with CBEC Railway, Inc. (the “Track Agreement”), which governs our use of the loop railroad and requires, among other things, that we maintain the loop track.

We are a party to an Amended and Restated Railcar Lease Agreement (“Railcar Agreement”) with Bunge for the sublease of 325 ethanol cars and 300 hopper cars which are used for the delivery and marketing of our ethanol and Distillers Grains.  Under the Railcar Agreement, we sublease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar subleases.

Employees

We had 6 1 employees, 59 of which were full time employees as of December 31, 2011.  We are not subject to any collective bargaining agreements and we have not experienced any work stoppages.  Our management considers our employee relationships to be favorable.

Principal Products

The principal products we produce are ethanol and Distillers Grains.

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, which can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute.  More than 99% of all ethanol produced in the United States is used in its primary form for blending with unleaded gasoline and other fuel products.  The principal purchasers of ethanol are generally wholesale gasoline marketers or blenders.  Ethanol is shipped by truck in the local markets, and by rail in the national market.  We produced 115.7 and 110.6 million gallons of ethanol for Fiscal 2011 and the year ended September 30, 2010 (“Fiscal 2010”), respectively, comprising approximately 81% and 84% of our revenue, respectively.  We produced 30.8 and 26.3 million gallons of ethanol for the quarters ended December 31, 2011 (“First Quarter 2012”) and December 31, 2010 (“First Quarter 2011”), respectively, comprising approximately 81% and 82% of our revenue, respectively.

Distillers Grains

The principal co-product of the ethanol production process is Distillers Grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry.  Distillers Grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal.  By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle.  We produce two forms of Distillers Grains at our Facility: WDGS and DDGS.  WDGS are processed corn mash that has been dried to approximately 50% to 65% moisture.  WDGS have a shelf life of approximately seven days and are often sold to nearby markets.  DDGS are processed corn mash that has been dried to approximately 10% to 12% moisture.  It has a longer shelf life and may be sold and shipped to any market regardless of its location in relation to our Facility.  We sold 305,929 and 302,223 tons of DDGS in Fiscal 2011 and Fiscal 2010, respectively, representing approximately 17% and 16% of our revenue, respectively.  We sold 70,376 and 80,360 tons of DDGS in First Quarter 2012 and First Quarter 2011, respectively, representing approximately 17% and 18% of our revenue, respectively.

Corn Oil

During Fiscal 2011, we installed an ICM corn oil extraction system and began selling corn oil.  This system separates corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank. Corn oil can be marketed as either a feed additive or a biodiesel feedstock.  We sold 5,858 tons of corn oil in Fiscal 2011, representing approximately 2% of our revenue.  We sold 2,805 and 0 tons of corn oil in First Quarter 2012 and First Quarter 2011, respectively, representing approximately 2% and 0%, respectively, of our revenue.

Principal Product Markets

As described below in “Distribution Methods,” we market and distribute all of our corn oil, ethanol and Distillers Grains through a professional third party marketer.  Our marketer makes all decisions with regard to where our products are marketed, which are primarily sold in the domestic market.  However, as U.S. production of ethanol and Distillers Grains continue to expand, we anticipate increased international sales of those products.  Currently, approximately 50% of our Distillers Grains are exported outside of the continental U.S.  Management anticipates that demand for Distillers Grains in the Asian market may decrease in the future due to the current high level of prices.  However, as Distillers Grains become more accepted as an animal feed substitute throughout the world, Distillers Grains exporting may increase.

Distribution Methods

Bunge is the exclusive purchaser of our ethanol through an Ethanol Purchase Agreement (the “Ethanol Agreement”) we entered into with Bunge on January 1, 2012, which replaced a prior similar agreement.   Bunge markets our ethanol in national, regional and local markets.  Under the Ethanol Agreement, we sell Bunge all of the ethanol produced at the Facility, and Bunge purchases the same, up to the Facility’s nameplate capacity of 110,000,000 gallons a year.  We pay Bunge a per-gallon fee for ethanol sold by Bunge under the Ethanol Agreement, subject to a minimum annual fee of $750,000 with adjustments made after the initial term of the Ethanol Agreement based on specified indices as published by the U.S. Department of Labor.  The initial term of the Ethanol Agreement expires on August 31, 2014, however the Ethanol Agreement will renew for successive three year terms unless one party provides the other notice of election to termination 180 days prior to the end of the current term.

We entered into a Distillers Grain Purchase Agreement dated October 13, 2006, as amended (“DG Agreement”) with Bunge, under which Bunge is obligated to purchase from us and we are obligated to sell to Bunge all Distillers Grains produced at our Facility.  If we find another purchaser for Distillers Grains offering a better price for the same grade, quality, quantity, and delivery period, we can ask Bunge to either market directly to the other purchaser or market to another purchaser on the same terms and pricing.

The initial term of the DG Agreement runs until February 1, 2019, and will automatically renew for additional three year terms unless one party provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement, Bunge pays us a purchase price equal to the sales price minus the marketing fee and transportation costs.  The sales price is the price received by Bunge in a contract consistent with the DG Marketing Policy or the spot price agreed to between Bunge and us. Bunge receives a marketing fee consisting of a percentage of the net sales price, subject to a minimum yearly payment of $150,000.  Net sales price is the sales price less the transportation costs and rail lease charges.  The transportation costs are all freight charges, fuel surcharges, and other accessorial charges applicable to delivery of Distillers Grains.  Rail lease charges are the monthly lease payment for rail cars along with all administrative and tax filing fees for such leased rail cars.

Pursuant to a Corn Oil Agency Agreement (the “Corn Oil Agreement”), effective as of November 12, 2010, between us and Bunge, we exclusively use Bunge as our agent to market corn oil produced at the Facility.  For its efforts in marketing our corn oil, we pay Bunge a marketing fee based on the amount of corn oil sold; provided that at such times as we owe $1,000,000 or more under the Holdings Revolving Note, we will pay Bunge a higher marketing fee based on the amount of corn oil sold.  Beginning on November

12, 2013, the marketing fee will be adjusted based on the change in a specified formula.

Description of Dry Mill Process

Our Facility produces ethanol by processing corn.  The corn is received by semitrailer truck (or railcar if needed), and is weighed and stored in a receiving building. It is then transported to a scalper to remove rocks and debris before being conveyed to storage bins. Thereafter, the corn is transported to a hammer mill or grinder where it is ground into a mash and conveyed into a tank for processing.  We add water, heat and enzymes to break the ground corn into a fine liquid.  This liquid is heat sterilized and pumped to a tank where other enzymes are added to convert the starches into glucose sugars.  Next, the liquid is pumped into fermenters, where yeast is added, to begin a 55 to 60 hour batch fermentation process.  A distillation process divides the alcohol from the corn mash.  The alcohol which exits the distillation process is then partially dried.  The resulting 200 proof alcohol is pumped into storage tanks.  Corn mash from the distillation process is then pumped into one of several centrifuges.  Water from the centrifuges is dried into a thick syrup.  We then separate corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank.  The solids that exit the centrifuge or evaporators are called wet cake and are conveyed to dryers. Corn mash is added to the wet cake as it enters the dryer, where moisture is removed.  This process produces Distillers Grains.

Raw Materials

Corn Requirements

Ethanol can be produced from a number of different types of grains and waste products.  However, approximately 90% of ethanol in the United States today is produced from corn.  The cost of corn is affected primarily by supply and demand factors such as crop production, carryout, exports, government policies and programs, risk management and weather.  With the volatility of the commodity markets, we cannot predict the future price of corn.

Our Facility needs approximately 39.3 million bushels of corn per year, or approximately 108,000 bushels per day, as the feedstock for its dry milling process.  During Fiscal 2011 and Fiscal 2010, we purchased 40.11 and 40.85 million bushels of corn, respectively, which was obtained primarily from local markets.   During First Quarter 2012 and First Quarter 2011, we purchased 11.25 and 9.97 million bushels of corn, respectively, which was obtained primarily from local markets.  To assist in our securing the necessary quantities of grain for our plant, we entered into a Grain Feedstock Supply Agreement dated December 15, 2008 (the “Supply Agreement”) with AGRI-Bunge, LLC (“AB”), an affiliate of our significant equity holder Bunge.  AB has since assigned its rights under the Supply Agreement to Bunge.  Under the Supply Agreement, Bunge provides us with all of the corn we need to operate our ethanol plant, and we agreed to only purchase corn from Bunge.  Bunge provides grain originators who work at the Facility for purposes of fulfilling its obligations under the Supply Agreement.  We pay Bunge a per-bushel fee for corn procured by Bunge for us under the Supply Agreement, subject to a minimum annual fee of $675,000 and adjustments according to specified indexes after three years.  The term of the Supply Agreement is ten years, subject to earlier termination upon specified events.

The price and availability of corn are subject to significant fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases.

Energy Requirements

The production of ethanol is a very energy intensive process which uses significant amounts of electricity and a heat source.  Presently, about 26,250 BTUs of energy are required to produce a gallon of ethanol when we dry 100% of our Distillers Grains under ICM’s performance standards.  It is our goal to operate the plant as efficiently as possible, reducing the amount of energy consumed per gallon of ethanol produced.  Additionally, water supply and quality are important considerations.

Steam

Unlike most ethanol producers in the United States which use natural gas as their primary energy source, our primary energy source is steam.  We believe utilizing steam makes us more competitive, as under certain energy market conditions our energy costs will be lower than natural gas fired plants.  MidAm provides us the steam required by us, up to 475,000 pounds per hour.  The Steam Contract remains in effect until February 1, 2019.  During Fiscal 2011 and Fiscal 2010, we purchased approximately 2,340,184 and 2,332,807 MMBTUs of steam, respectively.  During First Quarter 2012 and First Quarter 2011, we purchased approximately 610,012 and 498,404 MMBTUs of steam, respectively .

Natural Gas

Although steam is our primary energy source and accounts for around 77% of our energy usage, we have installed two natural gas back-up boilers for use when our steam service is temporarily unavailable.  Natural gas is also needed for incidental purposes.  Natural gas prices fluctuate with the energy complex in general.  Natural gas prices trended lower in Fiscal 2011 as a result of the drop in crude oil prices and based on anticipated increases in supply relative to demand.  We do not expect natural gas prices to remain steady in the near future and anticipate the prices to trend higher into the winter months of 2011-2012 as season demand for natural gas increases due to heating needs in the colder weather.  We have entered into a natural gas supply agreement with Constellation Energy for our long term natural gas needs.  During Fiscal 2011 and Fiscal 2010, we purchased 679,760 and 582,494 MMBTUs of natural gas, respectively.  During First Quarter 2012 and first Quarter 2011, we purchased 176,538 and 288,843 MMBTUs of natural gas, respectively.

Electricity

Our Facility requires a large continuous supply of electrical energy.  We purchased 70,608 and 68,601 kilowatts of electricity in Fiscal 2011 and Fiscal 2010, respectively, from MidAm under an Electric Service Contract (“Electric Contract”) dated December 15, 2006.   During First Quarter 2012 and First Quarter 2011, we purchased 17,984 and 16,896 kilowatts of electricity, respectively, under the Electric Contract. We agreed to pay MidAm (i) a service charge of $200 per meter, (ii) a demand charge of $3.38 in the summer and $2.89 in the winter, (iii) a reactive demand charge of $0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices through December 2011, but in any event will terminate on June 30, 2012.

Water

We require a significant supply of water.  Much of the water used in an ethanol plant is recycled back into the process. There are, however, certain areas of production where fresh water is needed.  Those areas include boiler makeup water and cooling tower water.  Boiler makeup water is treated on-site to minimize all elements that will harm the boiler and recycled water cannot be used for this process.  Cooling tower water is deemed non-contact water (it does not come in contact with the mash) and, therefore, can be regenerated back into the cooling tower process.  The makeup water requirements for the cooling tower are primarily a result of evaporation.  Much of the water is recycled back into the process, which minimizes the effluent.  Our Facility’s fresh water requirements are approximately 1,500,000 gallons per day.  Our water requirements are supplied through three ground wells which are permitted to produce up to 2,000,000 gallons of water per day, and we can access water from the Missouri River.

Our Competition

Domestic Ethanol Competitors

The ethanol we produce is similar to ethanol produced by other plants.  According to the RFA, there were 209 ethanol plants in operation in the United States with the capacity to produce 14.7 billion gallons of ethanol annually as of January 25, 2012 .  An additional eight plants are under construction or expanding, which could add an additional estimated 0.27 billion gallons of annual production capacity.  On a national level, there are numerous other production facilities with which we are in direct competition, many of whom have greater resources and experience than we have. Some of our competitors are, among other things, capable of producing a significantly greater amount of ethanol or have multiple ethanol plants that may help them achieve certain benefits that we cannot achieve with one ethanol plant. Large producers may have an advantage over us from economies of scale and negotiating position with purchasers.  Further, new products or methods of ethanol production developed by larger and better-financed competitors could provide them competitive advantages over us and harm our business.

Foreign Ethanol Competitors

We also face competition from foreign producers of ethanol and such competition may increase significantly in the future. Large international companies with much greater resources than ours have developed, or are developing, increased foreign ethanol production capacities. Brazil is the world’s second largest ethanol producer. Brazil makes ethanol primarily from sugarcane, a process which has historically been lower cost than producing ethanol from corn. This is due primarily to the fact that sugarcane does not need to go through the extensive cooking process to convert the feedstock to sugar. Several large companies produce ethanol in Brazil, including Bunge which, according to the Biofuels Digest, is one of the largest ethanol producers in Brazil. Another example of a large company producing ethanol in Brazil is Royal Dutch Shell, which recently announced that it intends to form a joint venture with Cosan, Brazil’s largest ethanol producer, which, when completed will be one of the world’s largest ethanol producers.

Large multinational companies have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol though transportation and infrastructure constraints may temper the market impact on the United States.

Other Competition

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by ethanol and oil companies. Ethanol production technologies continue to evolve, and changes are expected to occur primarily in the area of ethanol made from cellulose obtained from other sources of biomass such as switchgrass or fast growing poplar trees. Because our plant is designed as single-feedstock facilities, we have limited ability to adapt the plants to a different feedstock or process system without additional capital investment and retooling.

Competition for Corn

Competition for corn supply from other ethanol plants and other corn consumers exists around our Facility. According to Iowa Renewable Fuels Association, as of January 25, 2012 , there were  39 operational ethanol plants in Iowa. The plants are concentrated, for the most part, in the northern and central regions of the state where a majority of the corn is produced. The existence and development of other ethanol plants, particularly those in close proximity to our plant, will increase the demand for corn that may result in higher costs for supplies of corn.

We compete with other users of corn, including ethanol producers regionally and nationally, producers of food and food ingredients for human consumption (such as high fructose corn syrup, starches, and sweeteners), producers of animal feed and industrial users. According to the United States Department of Agriculture (“USDA”), for 2010: 5.02 billion bushels of U.S. corn was used in ethanol production, with 1.4 billion bushels being used in food and other industrial uses, and 2.0 billion bushels used for export.  As of January 12, 2012, the USDA showed no change to the forecast of the amount of corn to be used for ethanol production during the current marketing year (2011-12).  The 2011-12 forecast, which estimates that a total of 5.00 billion bushels of corn will be used in the production of corn ethanol, is approximately 0.20 million bushels less than used in that category last year.   In the January, 2012 update, the USDA increased the projection of U.S. corn exports for the current marketing year by .05 billion bushels.  This projection is 289 million bushels less than the projection of last fall and 301 million less than the exports of 2009-10.

Patents, Trademarks, Licenses, Franchises and Concessions

SIRE®, our logos, trade names and service marks used in this Prospectus are our property.  We were granted a license by ICM to use certain ethanol production technology necessary to operate our Facility.

Hedging Transactions

In order to protect the price of our inputs, namely corn, we enter into hedging transactions that are designed to limit our exposure to increases in the price of corn and manage ethanol price fluctuations.  Our ability to adequately hedge against corn price volatility is limited to the extent we have working capital available.

Dependence on One or a Few Major Customers

As discussed above, we have marketing agreements with Bunge, a significant equity holder, for the purpose of marketing and distributing our principal products.  We rely on Bunge for the sale and distribution of all of our products and are highly dependent on them for the successful marketing of our products.  We do not currently have the ability to market our corn oil, ethanol and Distillers Grains internally should Bunge be unable or refuse to market these products at acceptable prices.  We anticipate that we would be able to secure alternate marketers should Bunge fail, however, a loss of the marketer could significantly harm our financial performance.

Principal Supply & Demand Factors—Ethanol

Generally

Ethanol prices increased during Fiscal 2011 as a direct response to increasing corn prices.  Management currently expects ethanol prices will continue to be directly related to the price of corn.  Management believes the industry will need to grow both product delivery infrastructure and demand for ethanol in order to increase production margins in the near and long term.  According to Renewable Fuels Association, there were 209 ethanol plants in operation in the United States with the capacity to produce 14.7 billion gallons of ethanol annually as of January 25, 2012 .  Currently, two other plants are under construction or expanding, which could add an additional estimated 50 million gallons of annual production capacity.    Unless the new supply of ethanol is equally met with ethanol demand, we could experience downward pressure on ethanol prices.

Management believes it is important that ethanol blending capabilities of the gasoline market be expanded to increase demand for ethanol.  Recently, there has been increased awareness of the need to expand ethanol distribution and blending infrastructure, which would allow the ethanol industry to supply ethanol to markets in the United States that are not currently blending ethanol.

VEETC Expiration

The profitability of the ethanol industry is impacted by federal ethanol supports and tax incentives, such as the VEETC blending credit, which expired on December 31, 2011.  VEETC was a volumetric ethanol excise tax credit which gasoline distributors applied for.  Based on volume, the VEETC allowed greater refinery flexibility in blending ethanol since it made the tax credit available on all ethanol blended with gasoline, diesel and ethyl tertiary butyl ether, including ethanol in E85.  We are uncertain what impact the elimination of VEETC or other federal incentives to the ethanol industry will have on our business long-term, but we are experiencing some negative impact on the price of ethanol and the demand for ethanol in the market due to reduced discretionary blending of ethanol.

RFS

Significant federal legislation which impacts ethanol demand includes the 2005 Act and the 2007 Act.  The 2005 Act created the RFS, which was designed to favorably impact the ethanol industry by enhancing both the production and use of ethanol.  The RFS is a national program that does not require that any renewable fuels be used in any particular area or state, allowing refiners to use renewable fuel blends in those areas where it is most cost-effective.  The Energy Improvement & Extension Act of 2008 (the “2008 Act”) included cellulosic ethanol supports applicable to corn-based ethanol and bolsters those contained in the 2007 Act.  These supports have impacted the ethanol industry by enhancing both the production and use of ethanol.  The EPA is responsible for revising and implementing regulations to ensure that transportation fuel sold in the United States contains a minimum volume of renewable fuel.  On February 3, 2010, the EPA implemented a regulation that required 12.95 billion gallons of renewable fuel be sold or dispensed in 2010, increasing to 36 billion gallons by 2022.  This requirement does not apply just to corn-based ethanol, but includes all forms of fuel created from feedstocks that qualify as “renewable biomass.”  The EPA regulation also expanded the RFS program beyond gasoline to generally cover all transportation fuel.  We cannot assure that this program’s mandates will continue in the future.

The 2007 Act also requires facilities beginning operations after its enactment to operate with at least a 20% reduction in lifecycle greenhouse gas emissions compared to gasoline. In the event the EPA determines this size of reduction is not feasible, it may reduce the required reduction, but in no event will a new plant be allowed to operate at less than a 10% reduction in lifecycle greenhouse gas emissions.  We believe that our use of steam as our primary energy source reduces our emissions, as compared to other ethanol plants which utilize natural gas or coal as their primary heat source.

The ethanol industry’s rapid expansion could yield more ethanol than the RFS requirements depending on how quickly idle capacity is brought back online, when under construction capacity begins producing and other factors. This means the ethanol industry must continue to generate demand for ethanol beyond the minimum floor set by the RFS in order to support current ethanol prices.  We are dependent on Bunge’s ability to market the ethanol in this competitive environment.

As of October 5, 2011, legislation was introduced in the United States Congress to reduce the RFS by as much as 50% if corn supplies on an arbitrary date fall below predetermined stock-to-use ratio.  The bill as introduced is termed the “RFS Flexibility Act.”  We believe that any reversal in federal policy on the RFS could have a profound impact on the ethanol industry.

State Initiatives

In 2006, Iowa passed legislation promoting the use of renewable fuels in Iowa.  One of the most significant provisions of the Iowa renewable fuels legislation is a renewable fuels standard encouraging 10% of the gasoline sold in Iowa to consist of renewable fuels.  This renewable fuels standard increases incrementally to 25% of the gasoline sold in Iowa by 2019.  Additionally, certain plants located in Nebraska that were in production on June 30, 2004 are eligible for state incentives, which authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years.  While we cannot qualify for these incentives, they do provide an economic advantage to some of our competitors.

E85

Demand for ethanol has been affected by moderately increased consumption of E85 fuel. E85 fuel is a blend of 85% ethanol and 15% gasoline. E85 can be used as an aviation fuel, as reported by the National Corn Growers Association, and as a hydrogen source for fuel cells. According to the United States Department of Energy (the “USDOE”), there are currently more than eight million flexible fuel vehicles capable of operating on E85 in the United States and automakers such as Ford and General Motors have indicated plans to produce several million more flexible fuel vehicles per year.  The USDOE reports that there were approximately 2,000 retail gasoline stations supplying E85 as of March 18, 2011.  While the number of retail E85 suppliers has increased each year, this remains a relatively small percentage of the total number of U.S. retail gasoline stations, which is approximately 170,000.  In order for E85 fuel to increase demand for ethanol, it must be available for consumers to purchase it.  As public awareness of ethanol and E85 increases along with E85’s increased availability, management anticipates some growth in demand for ethanol associated with increased E85 consumption.  As of October 13, 2010, the EPA released the decision to allow the use of E85 in  2007 and later vehicles contingent on final approval (later) of a “Misfueling Mitigation Program” and certain other conditions.  The EPA also indicated that it would soon complete its technical review of vehicles from 2001-2006, but that it would deny approval on older vehicles, and also on vehicles other than cars and light-duty trucks.

E15

E15 is a blend of gasoline and up to 15% ethanol.  Although, as of January 31, 2012 , the EPA has not legalized E15 for distribution or sale as transportation fuel, the EPA has granted two partial waivers for the use of E15.  On January 21, 2011, the EPA partially approved a waiver to allow the introduction into commerce of E15 for use in 2001 and newer light-duty motor vehicles.  Effective July 1, 2011, the EPA approved final rules permitting a partial waiver and allowing E15 to be used in all 2001 and newer passenger vehicles.  Previously, on October 13, 2010, the EPA granted a partial waiver which allowed fuel and fuel additive manufacturers to introduce E15 into commerce for use in 2007 and newer light-duty motor vehicles, subject to certain conditions.

Effective July 1, 2011, Iowa retailers are eligible for a three cent per gallon tax credit for every gallon of E15 sold.  The EPA has stated it has “insufficient” data to conclude that damage to vehicles will occur through use of E15.  Any reversal of this EPA waiver is likely to nullify the tax credit for Iowa retailers and adversely affect the demand for E15.

 Cellulosic Ethanol

Discussion of cellulose-based ethanol has recently increased. Cellulose is the main component of plant cell walls and is the most common organic compound on earth.  Cellulose is found in wood chips, corn stalks and rice straw, among other common plants. Cellulosic ethanol is ethanol produced from cellulose, and currently, production of cellulosic ethanol is in its infancy.  It is technology that is as yet unproven on a commercial scale.  However, several companies and researchers have commenced pilot projects to study the feasibility of commercially producing cellulosic ethanol.  If this technology can be profitably employed on a commercial scale, it could potentially lead to ethanol that is less expensive to produce than corn-based ethanol, especially if corn prices remain high.  Cellulosic ethanol may also capture more government subsidies and assistance than corn-based ethanol.   Provisions of the RFS are intended to accelerate production of cellulosic ethanol.  This could decrease demand for our product or result in competitive disadvantages for our ethanol production process.

Recent legislation, such as the American Recovery and Reinvestment Act of 2009 and the 2007 Act, provide numerous funding opportunities in support of cellulosic ethanol. In addition, the amended RFS mandates an increasing level of production of biofuels which are not derived from corn. These policies suggest an increasing policy preference away from corn ethanol and toward cellulosic ethanol. The profitability of ethanol production depends heavily on federal incentives, so the loss or reduction of incentives from the federal government in favor of corn-based ethanol production may reduce our profitability.

Local Production

Because we are located on the border of Iowa and Nebraska, and because ethanol producers generally compete primarily with local and regional producers, the ethanol producers located in Iowa and Nebraska presently constitute our primary competition.  According to the Iowa Renewable Fuels Association, in 2011, Iowa had 40 ethanol refineries in production with nearly 3.7 billion gallons of capacity.  According to the Nebraska Ethanol Board, there were 24 existing ethanol plants in Nebraska as of October 2011, with a combined ethanol production capacity of approximately two billion gallons of ethanol per year.  Additionally, certain plants located in Nebraska were eligible for state incentives, which authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years.  Those producers qualifying for this incentive have a competitive advantage over us.

Principal Supply & Demand Factors—Distillers Grains

In North America, over 80% of DDGS are used in ruminant animal diets, and are also fed to poultry and swine.  Every bushel of corn used in the dry grind ethanol process yields approximately 17 pounds of DDGS, which is an excellent source of energy and protein for livestock and poultry.  Introducing DDGS into a feed ration for these animals can reduce the total feed cost from 3 to 10%.

Management expects that Distillers Grains prices will continue to increase slightly in the foreseeable future as the supply increases (the result of increased ethanol production), with the poor state of the economy and higher corn prices.  Management believes DDGSs will trade with a 75% to 80% value to corn during our fiscal year ending on September 30, 2012 (“Fiscal 2012”).

Regulatory Environment

Governmental Approvals

Ethanol production involves the emission of various airborne pollutants, including particulate matters, carbon monoxide, oxides of nitrogen, volatile organic compounds and sulfur dioxide.  Ethanol production also requires the use of significant volumes of water, a portion of which is treated and discharged into the environment.  We are required to maintain various environmental and operating permits, as discussed below.  Even though we have successfully acquired the permits necessary for our operations, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.  In addition, although we do not presently intend to do so, if we sought to expand the Facility’s capacity in the future, we would likely be required to acquire additional regulatory permits and could also be required to install additional pollution control equipment.  We are in the process of applying for a minor permit which will be less restrictive on our operations when switching from externally sourced steam to natural gas boilers, as required.

Our failure to obtain and maintain the permits discussed below or other similar permits which may be required in the future could force us to make material changes to our Facility or to shut down altogether.  The following are summaries of the various governmental approvals we have obtained to operate our Facility.

Environmental Regulations and Permits

We are subject to regulations on emissions from the IDNR, as authorized by the EPA.  The EPA and IDNR environmental regulations are subject to change and often such changes may have an economic impact on our industry.  Consequently, environmental compliance and permit adherence is an ongoing commitment that requires vigilance on the part of our employees as well as financial support of the various programs and permit requirements.  The ongoing expenses associated with maintaining and complying with permit requirements are included in our operations budget.

We received a letter from the EPA alleging violations of environmental regulations which could lead to the imposition of a civil penalty.  We are currently attempting to negotiate a resolution with the EPA and, to that end, we will be providing additional information to the EPA regarding the alleged violations.  Based on the information available as of December 31 , 2011, we established a reserve of $50,000 in anticipation of the potential for assessment of a civil penalty in this matter.  The violations alleged in the letter have been addressed and we are aware of no ongoing violations regarding the matters addressed in the letter.

Air Pollution Construction and Operation Permits

The IDNR has recently determined that, based on calculated emissions, our Facility is considered a “minor source” of regulated air pollutants and is not currently required to obtain a permit under Title V of the Clean Air Act (“Title V”).  The Facility may need to apply for a Title V permit in the future if the EPA determines that biogenic greenhouse gas emissions are to be included in major source threshold calculations.  We have been issued an operating permit that allows us to operate our Facility subject to federally enforceable emission and operating limits contained in the permit, requires annual emission testing to demonstrate compliance, and must be renewed every five years.  Every year we must provide an account of the actual pollution generated by the Facility to the EPA and IDNR in order to maintain our status as a Conditionally Exempt Small Quantity Generator and our Air Permit for operating.

New Source Performance Standards

The Facility is subject to the EPA’s New Source Performance Standards (“NSPS”) for both its grain and distillation processes as well as the storage of volatile organic compounds used in the denaturing process. Duties imposed by the NSPS include initial notification, emission limits, compliance and monitoring requirements and recordkeeping requirements.

Hazardous Waste

Based on the small amount of hazardous waste generated, the Facility is classified as a “Conditionally Exempt Small Quantity Generator” of hazardous waste, the smallest category of a facility that generates hazardous waste.  The Facility manages the collection, transport and disposal of the hazardous waste generated.  The source of the hazardous waste is our quality assurance lab.

Endangered Species

We have received direction from the United States Fish and Wildlife Service (“USFWS”) and IDNR to reduce any potential impact on certain endangered species, and accordingly restrict rail line maintenance and or service activities to certain times of the year.

Rail Line Matters

Our railroad line is a dedicated, controlled access line, which only serves the Facility.  As a result, we believe the line should be considered an exempt “industry lead track” or “spur track” under applicable rail transportation regulations.  The United State Surface Transportation Board (“STB”), which regulates the construction of new railroad lines, has not required any environmental assessment of the site.

Miscellaneous Permits

We use water to cool our closed circuit systems in the Facility and we generate reverse osmosis reject water.  In order to maintain high quality water for the cooling system, a proportional flow of the water is continuously discharged and replaced with make-up water.  As a result, our Facility discharges non-contact cooling water from the cooling towers and also RO reject water.  We received a National Pollutant Discharge Elimination System (“NPDES”) Permit from IDNR to discharge non-contact water into the Missouri River.  Under the NPDES Permit, we are required to periodically test and report our discharge activity to the IDNR.  We have obtained the required Storm Water Discharge Permit (“SWDP”) from the IDNR. This permit required preparation of a Storm Water Pollution Prevention Plan (“SWPPP”), which outlined various measures we implemented to prevent storm water pollution during plant operations.  The Facility does not use municipal water, gray sewage treatment water or Missouri River water.  We received a High Capacity Well Permit from Pottawattamie County, Iowa, authorizing us to drill three high capacity wells to meet our water needs.  This permit allows us an upper limit of 2,000,000 gallons of water per day through these wells, though the Facility requires only 1,500,000 gallons of water daily.  The three wells have been tested and commissioned and are operating at expected levels.

Top Screen Analysis

The Department of Homeland Security (“DHS”) requires any facility that possesses certain chemicals above a threshold to submit a Top Screen Analysis.  We do possess chemicals subject to the Top Screen Analysis requirement and are required to complete the Top Screen Analysis on an on-going basis.  The Top Screen Analysis requires us to provide information such as the chemicals we store on site, where the chemicals are stored, and the risks associated with such chemicals.  DHS requires us to complete the Top Screen Analysis within 60 days of receiving any listed chemicals.

On-Going Activities and Reporting

We are also required to submit Form R, a Toxic Release Inventory report, to the EPA.  Form R is required for facilities processing or using certain listed chemicals above a regulated quantity.  Our annual form R will include documentation of our release of those certain chemicals into the environment within the previous year.  Every five years we will be required to submit a Form U Report under the Toxic Substances Control Act (“TSCA”) to the EPA.  In the Form U, we are required to report on manufacturing thresholds that were exceeded for any of the chemicals listed in the TSCA during the reporting period.  Under the Emergency Planning and Right to Know Act, we are required to report our receipt of certain regulated chemicals to community and state officials within 60 days.  This act requires local emergency planning communities to prepare a comprehensive emergency response plan. The local emergency planning agencies have been notified and are collaborating with us to complete a comprehensive ERS (Emergency Response System), a network of contacts in the event of an emergency, to provide an orderly and systematic response to the given situation.

Nuisance

Ethanol production has been known to produce an odor to which surrounding residents could object.  Ethanol production may increase dust in the area due to operations and the transportation of grain, ethanol and Distillers Grains to or from the Facility.  Such activities may subject us to nuisance, trespass, or similar claims by employees or property owners or residents in the vicinity of the Facility.  To help minimize the risk of nuisance claims based on odors related to the production of ethanol and its co-products, and as required by the EPS PSD BACT determination discussed previously, we have installed a reverse thermal oxidizers and flare technology in the Facility.  We are not currently involved in any litigation involving nuisance claims.

Operational Safety Regulations

We are also subject to federal and state laws regarding operational safety.  Safety is a top priority for the Facility.  To further promote the “safety priority,” we are a member of the ERI.  The ERI group is a program of Ethanol Risk and Insurance Solutions, which offers a service of conducting risk assessments and facility safety audits aimed at improving the overall safety and risk of the facility safety group which provides quarterly inspections of the Facility and information on various Occupational Safety and Health Administration programs.  We also focus daily attention to safety by conducting job hazards analysis and developing standard operating procedures.  We employ a full time safety, health and environmental manager to ensure compliance with various programs and to facilitate training for our employees and contract personnel.  Nonetheless, the risks of compliance costs and liabilities are inherent in any large-scale manufacturing process.

DESCRIPTION OF PROPERTY

We own the Facility site located near Council Bluffs, Iowa, which consists of three parcels totaling 200 acres.  This property is encumbered under a mortgage with Lenders.  The Facility site is suitable for our production, storage and transportation of our products.  We lease a building on the Facility site to an unrelated third party, and lease 55.202 acres on the south end of the property to an unrelated third party for farming.  The Facility site is adequate for our current and future operations at nameplate capacity.

LEGAL PROCEEDINGS

We may, in the normal course of business, be subject to suit as a result of our operations or commercial relationships.  Presently we are not a party to any legal proceedings.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Overview, Status and Recent Developments

Results of Operations

The following table shows our results of operations, stated as a percentage of revenue for Fiscal 2011 and Fiscal 2010.

	Fiscal 2011(1)			Fiscal 2010 (1)
	Amounts	% of Revenues	Gallons Average Price	Amounts	% of Revenues	Gallons Average Price
Income Statement Data
Revenues	$333,088,857	100%	$2.91	$207,833,200	100%	$1.87
Cost of Goods Sold
Material Costs	259,184,071	78%	2.26	140,044,538	68%	1.26
Variable Production Exp.	31,368,432	9%	.27	29,076,928	14%	.26
Fixed Production Exp.	31,045,918	9%	.27	33,950,636	16%	.31
Gross Margin	11,490,436	3%	0.11	4,761,098	2%	0.04
General and Administrative Expenses	4,357,402	1%	0.04	4,540,205	2%	0.04
Other Expense	9,840,340	3%	0.08	9,172,255	4%	0.08
Net Loss	$(2,707,306)	(1%)	$(0.01)	$(8,951,362)	(4%)	$(0.08)

(1)	Per gallon, with Distillers Grains converted to gallons.

The following tables show our results of operations income statement data, stated as a percentage of revenue, for the First Quarter 2012 and the First Quarter 2011:

	First Quarter 2012 (Unaudited)(1)			First Quarter 2011 (Unaudited)(1)
	Amounts	% of Revenues	Price per Gallon	Amounts	% of Revenues	Price per Gallon
Income Statement Data
Revenues	$95,196,683	100%	$3.08	$62,265,743	100%	$2.36
Cost of Goods Sold
Material Costs	66,718,413	70%	2.16	42,908,759	69%	1.63
Variable Production Exp.	8,429,926	9%	.27	7,288,418	12%	.28
Fixed Production Exp.	7,277,397	8%	.24	8,835,055	14%	.33
Gross Margin	12,770,947	13%	0.41	3,233,511	5%	.12
General and Administrative Expenses	1,312,817	1%	0.04	1,200,888	2%	0.04
Other Expense	2,462,809	3%	0.08	2,428,941	4%	0.09
Net Income (Loss)	$8,995,321	9%	$0.29	$(396,318)	(1%)	$(0.01)

(1)	Includes ethanol and distillers grains converted to gallons.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) plus interest expense net of interest income, plus income tax expense (benefit) and plus depreciation and amortization, or EBITDA, as adjusted for the change in unrealized hedging losses (gains).  Adjusted EBITDA is not required by or presented in accordance with generally accepted accounting principles in the United States of America, or generally accepted accounting principles (“GAAP”), and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance.  Adjusted EBITDA is key measure of our operating performance and is considered by our management and Board of Directors as an important operating metric in their assessment of our performance.  We believe Adjusted EBITDA allows us to better compare our current operating results with corresponding historical periods and with the operational performance of other companies in our industry because it does not give effect to potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the amortization of intangibles (affecting relative amortization expense), unrealized hedging losses (gains) and other items that are unrelated to underlying operating performance.  We also present Adjusted EBITDA because we believe it is frequently used by securities analysts and investors as a measure of performance.   There are a number of material limitations to the use of Adjusted EBITDA as an analytical tool, including the following:

•
Adjusted EBITDA does not reflect our interest expense or the cash requirements to pay our interest.  Because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and our ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations.

•
Although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the cash requirements for such replacement.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and amortization expense may have material limitations.

We compensate for these limitations by relying primarily on our GAAP financial measures and by using Adjusted EBITDA only as supplemental information.  We believe that consideration of Adjusted EBITDA, together with a careful review of our GAAP financial measures, is the most informed method of analyzing our operations.  Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.  The following table provides a reconciliation of Adjusted EBITDA to net income (loss) for Fiscal 2011 and Fiscal 2010:

Fiscal 2011	Fiscal 2010

Amounts	Amounts
Income Statement Data
Revenues	$333,088,857	$207,833,200
Cost of Goods Sold	321,598,421	203,072,102
Gross Margin	11,490,436	4,761,098
General and Administrative Expenses	4,357,402	4,540,205
Other Expense	9,840,340	9,172,255
Net Loss	$(2,707,306)	$(8,951,362)
(Loss) per unit:
Basic & diluted	$(206.05)	$(681.28)

Fiscal 2011	Fiscal 2010

Amounts	Amounts

Net income (loss)	$(2,707,306)	$(8,951,362)
Interest Expense, Net	9,883,871	9,302,287
Depreciation	13,536,138	19,157,086
EBITDA	$20,712,703	$19,508,011

Unrealized hedging losses	5,585,064	(612,914)

Adjusted EBITDA	$	$ 26,297,767	$18,895,097

Adjusted EBITDA per unit		$2,001.50	$1,438.09

The following table provides a reconciliation of Adjusted EBITDA to net income (loss) for First Quarter 2012 and First Quarter 2011:

First Quarter 2012	First Quarter 2011
Amounts	Amounts
Income Statement Data
Revenues	$95,196,683	$62,265,743
Cost of Goods Sold	82,425,736	59,032,232
Gross Margin	12,770,947	3,233,511
General and Administrative Expenses	1,312,817	1,200,888
Other Expense	2,462,809	2,428,941
Net Income (Loss)	$8,995,321	$(396,318)
Income (Loss) per unit:
Basic & diluted	$684.63	$(30.16)

First Quarter 2012	First Quarter 2011
Amounts	Amounts

Net income (loss)	$8,995,321		$(396,318)
Interest Expense	2,474,364		2,435,591
Depreciation	2,853,703		4,849,211
EBITDA	$14,323,388	$	$ 6,888,484

Change in Unrealized hedging (gains) losses	(4,402,744)		(3,187,361)
Adjusted EBITDA	$9,920,644	$	$ 3,701,123

Adjusted EBITDA per unit	$755.05		$281.69

Revenues

Our revenue from operations is derived from three primary sources: sales of ethanol, Distillers Grains and corn oil (beginning in Fiscal 2011).  The following chart displays statistical information regarding our revenues from Fiscal 2011 and Fiscal 2010. The increase in revenue from Fiscal 2010 to Fiscal 2011 was due to (i) the average price per gallon of ethanol increasing by approximately $0.78 plus 3.74 million additional gallons of ethanol being sold in Fiscal 2011 over Fiscal 2010 and (ii) an increase in the DDGS average price per ton of approximately $70 with 3,706 additional tons of DDGS being produced in Fiscal 2011 over Fiscal 2010.  The introduction of corn oil in Fiscal 2011 generated $5.3 million of revenue, equal to about 2% of our total revenue.

Fiscal 2011			Fiscal 2010

Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price
Statistical Revenue Information
Denatured Ethanol	114,506,382	81%	$2.36	110,764,875	84%	$1.58
Dry Distillers Grains	305,929	17%	$173	302,223	16%	$103
Corn Oil	5,858	2%	$894	0	0%	$0

The following chart displays statistical information regarding our revenues for the First Quarter 2012 and First Quarter 2011.  The increase in revenue in the First Quarter 2012 over the First Quarter 2011 was due to the average price per gallon of ethanol increasing by approximately $0.55 with 4.5 million additional gallons of ethanol being shipped between the two quarters.  The price increase reflects the varying market conditions between the two periods.  The increase in gallons sold is indicative of increasing production efficiencies.  Also included in the increase was an increase in the DDG average price per ton of approximately $64.  In addition, our revenue stream for First Quarter 2012 includes corn oil, whereas First Quarter 2011 did not.

	Three Months Ended December 31, 2011 (Unaudited)			Three Months Ended December 31, 2010 (Unaudited)
	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price
Statistical Revenue Information
Denatured Ethanol	30,873,285	81%	$2.48	26,333,450	82.4%	$1.93
Dry Distiller’s Grains	70,376	17%	$197.64	80,360	18%	$133.17
Corn Oil	2,805	2%	$824.29	-	0%	$-

Cost of Goods Sold

Our cost of goods sold as a percentage of our revenues was 97% and 98% for Fiscal 2011 and Fiscal 2010, respectively.  Our two primary costs of producing ethanol and Distillers Grains are corn and energy, with steam as our primary energy source and to a lesser extent, natural gas.  Cost of goods sold also includes net gains or losses from derivatives and hedging relating to corn.  During Fiscal 2011 and Fiscal 2010, our average price of corn ground was approximately $6.49 and $3.55 per bushel, respectively, and our average steam and natural gas energy cost was $4.76 and $4.76 per MMBTU, respectively.   Our cost of goods sold increased $0.43 per gallon produced in the First Quarter 2012 over the First Quarter 2011.  The margin increase is due to volume sold, prices obtained, and production efficiencies.  Our average price of corn ground was approximately $6.25 and $4.27 per bushel in the First Quarter 2012 and First Quarter 2011, respectively.  Although our corn cost increased, our average steam and natural gas energy cost varied from $4.64 to $4.83 per MMBTU in the First Quarter 2012 and First Quarter 2011.

Realized and unrealized gains from our derivatives and hedging related to corn resulted in a decrease of approximately $6,325,414 in our cost of goods sold for Fiscal 2011, compared to a decrease of approximately $2,036,833 in our cost of goods sold for Fiscal 2010.   We generated a decrease in First Quarter 2012 and an increase in First Quarter 2011 in our corn costs due to realized and unrealized gains on our hedging activities.   We recognize the gains or losses that result from the changes in the value of our derivative instruments related to corn in cost of goods sold as the changes occur.  As corn prices fluctuate, the value of our derivative instruments are impacted, which affects our financial performance.  We anticipate continued volatility in our cost of goods sold due to the timing of the changes in value of the derivative instruments relative to the cost and use of the commodity being hedged.

Variable production expenses showed an increase when comparing Fiscal 2011 to Fiscal 2010 due to the quantity and price of chemicals increasing.  Fixed production expenses showed a decrease when comparing Fiscal 2011 to Fiscal 2010 due to a reduction in depreciation expense.  While depreciation expense decreased, marketing expenses and repairs and maintenance expense increased when comparing Fiscal 2011 to Fiscal 2010.

Effective January 1, 2011 we increased the estimated useful life on a significant portion of our processing equipment; management believes this change of estimate more closely approximates the actual life.  This change in estimate is accounted for on a prospective basis.  This change resulted in a decrease in depreciation expense, an increase to operating income, a decrease of net (loss) of approximately $5.4 million, and a decrease in (loss) per Unit of $411 for Fiscal 2011 over Fiscal 2010.

General & Administrative Expense

General and administrative expenses include salaries and benefits of administrative employees, professional fees and other general administrative costs.  Our general and administrative expenses for Fiscal 2011 were $4,357,402, as compared to $4,540,205 for Fiscal 2010, and were $1,312,817 and $1,200,888 for First Quarter 2012 and First Quarter 2011, respectively .  The decrease in general and administrative expenses from Fiscal 2010 to Fiscal 2011 was due to a reduction in professional fees.   We expect our operating expenses to remain flat to slightly decreasing during the first and second quarter of the fiscal year ending September 30, 2012.

Other (Expense)

Our other expenses for Fiscal 2011 and Fiscal 2010 were approximately 3% and 4% of our revenues, respectively, and were approximately 3% and 4% for First Quarter 2012 and First Quarter 2011, respectively.  Our other expenses for Fiscal 2011 and Fiscal 2010 were $9,840,340 and $9,172,255, respectively and were $2,462,809 and $2,428,941 in First Quarter 2012 and First Quarter 2011, respectively .  The majority of this increase in expenses from Fiscal 2011 over Fiscal 2010 was a result of additional interest expense incurred in the first half of 2011 from additional borrowings in connection with hedging activities. Other expenses include interest expense, interest income, rental income and miscellaneous income.

Net Income (Loss)

Our net losses from operations for Fiscal 2011 and Fiscal 2010 were approximately 1% and 4% of our revenues, respectively.  Our net loss for Fiscal 2011 was primarily the result of increased corn costs and interest expense.  Our net loss for Fiscal 2010 was primarily the result of fixed costs and interest expense.

Our net income from the First Quarter 2012 reflected a $9,391,639 improvement over the First Quarter 2011. The net income generated during the First Quarter 2012 resulted from improved gross margins as compared to the First Quarter 2011.

Liquidity and Capital Resources

Under the Current Loans, we have made certain customary representations and we are subject to customary affirmative and negative covenants, including restrictions on our ability to incur additional debt that is not subordinated, create additional liens, transfer or dispose of assets, make distributions, make capital expenditures, consolidate, dissolve or merge, and customary events of default (including payment defaults, covenant defaults, cross defaults, construction related defaults and bankruptcy defaults).  The Current Loans also contain financial covenants including a maximum revolving credit availability based on the borrowing base and a minimum fixed charge coverage ratio.

We are party to the Credit Agreement with AgStar for our senior secured debt, consisting (as of December 31, 2011) of the $79,227,969 AgStar Term, the $10,000,000 AgStar Revolving Term and the $0 AgStar LOC.  Beginning at the end of Fiscal 2011, we agreed to pay to the Banks 65% of our Excess Cash Flow, up to a total of $6,000,000 per year, and $24,000,000 over the term of the AgStar Term loan.  An excess cash flow payment of $3,757,406 for Fiscal 2011 is due and payable in four equal installments in Fiscal 2012.  We are required to maintain $8,000,000 of working capital (of which we had $20,861,238 at December 31, 2011) and maintain a tangible net worth (as defined by the Credit Agreement) of $93,705,925 (of which we had $102,462,334 at December 31, 2011) under the Credit Agreement.

We have borrowed the maximum available under the AgStar Revolving Term.  Under the AgStar LOC, we have borrowed $0 and $3,500,000 as of December 31, 2011 and September 30, 2011, respectively.  Under the terms of the AgStar LOC, we can draw up to the lesser of (i) $15,000,000 or (ii) 75% of our eligible accounts receivable plus 75% of our eligible inventory.  As of September 30, 2011, we had an additional $11,500,000 available to us under the AgStar LOC, and as of December 31, 2011 we had $15,000,000 available to us under the AgStar LOC.  There were no outstanding letters of credit as of December 31, 2011.  We are also relying on receipt of our accounts receivable to help fund operations.  The AgStar LOC was renewed on June 30, 2011 through March 31, 2012.

We were in compliance with all financial covenants under our Credit Agreement as of December 31, 2011.

We have entered into the Holdings Revolving Note which provides for the extension of a maximum of $10,000,000 in revolving credit.  Holdings committed, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note, and amounts in excess of $3,750,000 may be advanced by Holdings at its discretion.   As of December 31, 2011 and September 30, 2011, we had $0 and $3,000,000, respectively, outstanding under the Revolving Note, leaving up to $10,000,000 and $7,000,000, respectively, conditionally available under the Holdings Revolving Note.  Except as otherwise agreed, we are required to draw the maximum amount available under the Credit Agreement to pay any outstanding advances under the Holdings Revolving Note.  Interest accrues at the rate of 7.5 % over six-month LIBOR.  Under the Holdings Revolving Note, we made certain standard representations and warranties.

Holdings extended to us the Holdings Note in the original principal amount of $29,220,130.  As of December 31, 2011, we had $31,663,730 outstanding under the Holdings Note.  Under the Holdings Note, we made certain standard representations and warranties.  In addition, we covenanted that (i) we would not declare or pay any dividends or distributions on any membership interests in us, (ii) we will not amend our Articles of Organization or our Operating Agreement or enter into any other agreement or pass any resolution which is inconsistent with the terms of the Holdings Note or which would otherwise limit or restrict the rights of Series U Units or other units available under or Operating Agreement and (iii) we will not sell or issue any membership interests in us after execution of the Holdings Note without giving at least 30 days prior written notice.  As of December 31, 2011, we were in compliance with all covenants under the Holdings Note.

ICM extended the ICM Note to us in the amount of $9,970,000.  Under the ICM Note, we made certain standard representations and warranties.  In addition, in the ICM Note, we have covenanted that (i) we will not declare or pay any dividends or distributions on any membership interests in us, (ii) we will not amend our Articles of Organization or our Operating Agreement or enter into any other agreement or pass any resolution which is inconsistent with the terms of the ICM Note or which would otherwise limit or restrict the rights of Series C Units or other units available under or Operating Agreement and (iii) we will not sell or issue any membership interests in us without giving ICM at least 30 days prior written notice.  As of December 31 , 2011, we had $10,902,885 outstanding under the ICM Note and we were in compliance with all covenants under it.

As a result of our Credit Agreement, Convertible Debt and the Holdings Revolving Note, we have a significant amount of debt, and our existing debt financing agreements contain, and our future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt has important implications on our liquidity and capital resources, including, among other things: (i) limiting our ability to obtain additional debt or equity financing; (ii) making us vulnerable to increases in prevailing interest rates; (iii) placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors; (iv) subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation; and (v) limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

We believe the prices of our primary input (corn) and as a result our principal products (ethanol and DDGS) will be volatile in the second quarter of Fiscal 2012. We believe operating margins will exhibit the same volatility in the second quarter of Fiscal 2012.  We also expect that in the last three quarters of Fiscal 2012 our margins will be under pressure due to the loss of VEETC and continued volatility within both the ethanol and corn markets.

Primary Working Capital Needs

Cash provided by (used in) operations for Fiscal 2011 and Fiscal 2010 was $25,307,440 and ($1,797,177), respectively.  This change is a result of increased corn and ethanol prices.  For Fiscal 2011 and Fiscal 2010, net cash (used in) investing activities was ($3,159,305) and ($3,518,705), respectively, primarily for fixed asset additions.  For Fiscal 2011 and Fiscal 2010, cash provided by (used in) financing activities was ($14,574,089) and $1,293,342, respectively.  In Fiscal 2011, the cash was used to pay down our debt; and in Fiscal 2010 this cash was generated through loan proceeds.  During Fiscal 2011, pursuant to contractual terms, we made principal payments on the AgStar Term debt in the amount of $12,112,790, which included an Excess Cash Flow Payment under our Credit Agreement of $4,000,000.

Cash provided (used) by operations for the First Quarter 2012 and First Quarter 2011 was $7,141,342 and ($4,474,497), respectively.  Cash provided by operations was generated through increased income and sales revenue in the First Quarter 2012.  For the First Quarter 2012 and First Quarter 2011, net cash (used in) investing activities was ($216,323) and ($2,676,052), respectively, primarily related to additional equipment purchases.  For the First Quarter 2012 and First Quarter 2011, cash (used in) financing activities was ($10,577,677) and ($5,108,742), respectively.  This cash was used to pay down previous borrowings.

During the quarter which will end March 31, 2012, we estimate that we will require approximately $71,000,000 or more for our primary input of corn and $4,600,000 for our energy sources of steam and natural gas.  As of December 31, 2011, we had approximately $15,000,000 available under our AgStar LOC to hedge commodity price fluctuations; in addition, we have up to $10,000,000 in revolving credit conditionally available under the Holdings Revolving Note to support our working capital needs.  We cannot estimate the availability of funds for hedging in the future.

Trends and Uncertainties Impacting Ethanol Industry and Our Future Operations

Our operations are highly dependent on commodity prices, especially prices for corn, ethanol and Distillers Grains. As a result of price volatility for these commodities, our operating results may fluctuate substantially. The price and availability of corn are subject to significant fluctuations depending upon a number of factors that affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases. We may experience increasing costs for corn and natural gas and decreasing prices for ethanol and Distillers Grains which could significantly impact our operating results. Because the market price of ethanol is not directly related to corn prices, ethanol producers are generally not able to compensate for increases in the cost of corn feedstock through adjustments in prices charged for ethanol.  We continue to monitor corn and ethanol prices and their effect on our long-term profitability.

The price of corn has been volatile the past two years. Since September 2010 , the Chicago Mercantile Exchange (“CME”) near-month corn price has increased $1.56 per bushel. As of January 2012 , the CME near-month corn price for January 2012 was $ 6.52 per bushel. We believe the increase in corn prices was primarily due to short supply and the USDA corn acreage report that was released on January 12, 2012 .  Increasing corn prices will negatively affect our costs of production, however, we also believe that higher corn prices may, depending on the prices of alternative crops, encourage farmers to plant more acres of corn in the coming years and possibly divert land in the Conservation Reserve Program to corn production. We believe an increase in land devoted to corn production could reduce the price of corn to some extent in the future.

On January 12, 2012, the USDA showed no change to its original forecast of the amount of corn to be used for ethanol production during the current marketing year (2011-12), forecasting a total of 5.00 billion bushels.  The forecast is 20 million bushels less than used last year.  In the January 2012 update, the USDA increased the projection of U.S. corn exports for the current marketing year by .05 billion bushels.  This projection is 289 million bushels less than the projection of last fall and 301 million less than the exports of 2009-10.

 The USDA report for crop year 2011 (the period of September 2011 through August 2012) has projected the season-average farm price of corn at $5.70 to $6.70 per bushel.  This compares with the 2009-10 season average of $3.55 per bushel.  We feel that there will continue to be volatility in the corn market.

In the past, ethanol prices have tended to track the wholesale price of gasoline. Ethanol prices can vary from state to state at any given time. For the past two years as of December 2011 according to the Chicago Board of Trade (“CBOT”), the average U.S. ethanol price was $2.16 per gallon.  For the same time period, the average U.S. wholesale gasoline price was $2.52 per gallon or approximately $0.36 per gallon above ethanol prices.  During the fourth quarter of Fiscal 2011, the average U.S. ethanol price was $2.61 per gallon. For the same time period, U.S. wholesale gasoline prices averaged $2.57 per gallon, or approximately $0.04 per gallon below ethanol prices.   We believe the trend exhibited in the fourth quarter of Fiscal 2011 will move toward the trend exhibited over the past two years. The reason for this narrow gap in margin essentially is the indicator of the “blending margin” between gasoline and ethanol.  In the recent years, it has been profitable to blend ethanol in gasoline about 70% of the time without consideration of the blenders’ tax credit.  Across those years, the bottom line shows that ethanol is $0.40 to $0.50 more valuable in gasoline blends in the fall and the winter because of ethanol’s vapor pressure properties, hence the high ethanol price in September.  Upon movement closer to the new year, the price drops widening the margin between ethanol and gasoline in anticipation of spring sales.

Because corn prices have trended higher and we have other liquidity constraints, we may elect to use some or all of the proceeds from this offering for working capital purposes—either as cash or by paying down our revolving debt.  Such usage would require ICM’s and Holdings’ consent under the Equity Agreements.

The RFS and Other Federal Mandates

The VEETC expired on December 31, 2011.  Referred to as the blender’s credit, VEETC provided fuel blenders with a tax credit to blend ethanol with gasoline.  The elimination of VEETC and the elimination and/or reduction other similar federal tax incentives to the ethanol industry will likely have a material adverse impact on our business by reducing demand and price for the ethanol we produce.

The 2008 Act included cellulosic ethanol supports applicable to corn-based ethanol and bolsters those contained in the 2007 Act.  These supports have impacted the ethanol industry by enhancing both the production and use of ethanol.  The 2008 Act modified the provisions of the 2005 Act that created the RFS. The EPA is responsible for revising and implementing regulations to ensure that transportation fuel sold in the United States contains a minimum volume of renewable fuel.   On February 3, 2010, the EPA implemented a regulation that requires  15.2 billion gallons of renewable fuel be sold or dispensed in 2012 , increasing to 36 billion gallons by 2022.  This requirement does not apply solely to corn-based ethanol, but includes all forms of fuel created from feedstocks that qualify as “renewable biomass.”  The EPA regulation also expanded the RFS program beyond gasoline to generally cover all transportation fuel.  We cannot assure that this program’s mandates will continue in the future.  We believe that any reversal in federal policy could have a profound impact on the ethanol industry.

The domestic market for ethanol is largely dictated by federal mandates for blending ethanol with gasoline.  The RFS mandate level for 2011 of 12.6 billion gallons approximated the then-current domestic production levels.  The 2012 RFS mandate is for 15.2 billion gallons of renewable fuels.  The EPA has issued proposed allocations of classes of renewable fuels, which are not yet final.  Future demand will be largely dependent upon the economic incentives to blend based upon the relative value of gasoline versus ethanol and the RFS.   Any significant increase in production capacity beyond the RFS level might have an adverse impact on ethanol prices.  Additionally, the RFS mandate with respect to ethanol derived from grain could be reduced or waived entirely.  A reduction or waiver of the RFS mandate could adversely affect the prices of ethanol and our future performance.

Federal law mandates the use of oxygenated gasoline. If these mandates are repealed, the market for domestic ethanol would be diminished significantly.  Additionally, flexible-fuel vehicles receive preferential treatment in meeting corporate average fuel economy, or CAFE, standards.  However, high blend ethanol fuels such as E85 result in lower fuel efficiencies.  Absent the CAFE preferences, it may be unlikely that auto manufacturers would build flexible-fuel vehicles.  Any change in these CAFE preferences could reduce the growth of E85 markets and result in lower ethanol prices.

Risks Related to Government Support and Subsidy

As noted above, VEETC expired on December 31, 2011.   As a result of the expiration of VEETC we are seeing some negative impact on the price of ethanol and the demand for ethanol in the market due to reduced discretionary blending of ethanol.  Discretionary blending occurs when gasoline blenders use ethanol to reduce the cost of blended gasoline.  However, due to the RFS, demand for ethanol may continue to mirror the RFS requirement, even though the VEETC was not renewed past 2011.  If the RFS is reduced or eliminated, the decrease in demand for ethanol may be more substantial.

Credit and Counterparty Risks

Through our normal business activities, we are subject to significant credit and counterparty risks that arise through normal commercial sales and purchases, including forward commitments to buy and sell, and through various other over-the-counter (OTC) derivative instruments that we utilize to manage risks inherent in our business activities.  We define credit and counterparty risk as a potential financial loss due to the failure of a counterparty to honor its obligations.  The exposure is measured based upon several factors, including unpaid accounts receivable from counterparties and unrealized gains (losses) from OTC derivative instruments (including forward purchase and sale contracts).  We actively monitor credit and counterparty risk through credit analysis (by our marketing agent).  We record provisions for counterparty losses from time to time as a result of our credit and counterparty analysis.

Impact of Hedging Transactions on Liquidity

Our operations and cash flows are highly impacted by commodity prices, including prices for corn, ethanol, Distillers Grains and natural gas. We attempt to reduce the market risk associated with fluctuations in commodity prices through the use of derivative instruments, including forward corn contracts and over-the-counter and exchange-traded futures and option contracts. Our liquidity position may be positively or negatively affected by changes in the underlying value of our derivative instruments. When the value of our open derivative positions decrease, we may be required to post margin deposits with our brokers to cover a portion of the decrease or we may require significant liquidity with little advanced notice to meet margin calls. Conversely, when the value of our open derivative positions increase, our brokers may be required to deliver margin deposits to us for a portion of the increase.  We continuously monitor and manage our derivative instruments portfolio and our exposure to margin calls and while we believe we will continue to maintain adequate liquidity to cover such margin calls from operating results and borrowings, we cannot estimate the actual availability of funds from operations or borrowings for hedging transactions in the future.

The effects, positive or negative, on liquidity resulting from our hedging activities tend to be mitigated by offsetting changes in cash prices in our core business.  For example, in a period of rising corn prices, gains resulting from long grain derivative positions would generally be offset by higher cash prices we must pay to farmers and other suppliers in spot markets. These offsetting changes do not always occur, however, in the same amounts or in the same period, with lag times of as much as twelve months.

Commodity Price Risks

The financial performance of both the Company and our industry are highly dependent on commodity prices, especially prices for corn, ethanol, distillers grains and natural gas.  These commodities are subject to price fluctuations due to a number of unpredictable factors.  The price of corn is subject to fluctuations due to unpredictable factors such as weather; corn planted and harvested acreage; changes in national and global supply and demand; and government programs and policies. Ethanol prices are sensitive to world crude-oil supply and demand; crude-oil refining capacity and utilization; government regulation; and consumer demand for alternative fuels.  Distillers grains prices are sensitive to various demand factors such as numbers of livestock on feed, prices for feed alternatives, and supply factors, primarily production by ethanol plants and other sources. We use natural gas in the ethanol production process to the extent our steam source is not available. The price of natural gas is influenced by such weather factors as extreme heat or cold in the summer and winter, or other natural events like hurricanes in the spring, summer and fall. Other natural gas price factors include North American exploration and production, and the amount of natural gas in underground storage during both the injection and withdrawal seasons.

We enter into various derivative contracts with the primary objective of managing our exposure to adverse price movements in the commodities used for, and produced in, our business operations and, to the extent we have working capital available, we engage in hedging transactions which involve risks that could harm our business. We measure and review our net commodity positions on a daily basis.  Our daily net agricultural commodity position consists of inventory, forward purchase and sale contracts, over-the-counter and exchange traded derivative instruments.  The effectiveness of our hedging strategies is dependent upon the cost of commodities and our ability to sell sufficient products to use all of the commodities for which we have futures contracts.  Although we actively manage our risk and adjust hedging strategies as appropriate, there is no assurance that our hedging activities will successfully reduce the risk caused by market volatility which may leave us vulnerable to high commodity prices. Alternatively, we may choose not to engage in hedging transactions in the future. As a result, our future results of operations and financial conditions may also be adversely affected during periods in which corn prices change.

In addition, as described above, hedging transactions expose us to the risk of counterparty non-performance where the counterparty to the hedging contract defaults on its contract or, in the case of over-the-counter or exchange-traded contracts, where there is a change in the expected differential between the price of the commodity underlying the hedging agreement and the actual prices paid or received by us for the physical commodity bought or sold.  We have, from time to time, experienced instances of counterparty non-performance.

Although we believe our hedge positions accomplish an economic hedge against our future purchases and sales, management has chosen not to use hedge accounting, which would match the gain or loss on our hedge positions to the specific commodity purchase being hedged.  We are using fair value accounting for our hedge positions, which means as the current market price of our hedge positions changes, the realized or unrealized gains and losses are immediately recognized in the current period (commonly referred to as the “mark to market” method). The immediate recognition of hedging gains and losses under fair value accounting can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the derivative instruments relative to the cost and use of the commodity being hedged.  As corn prices move in reaction to market trends and information, our income statement will be affected depending on the impact such market movements have on the value of our derivative instruments.  Depending on market movements, crop prospects and weather, our hedging strategies may cause immediate adverse effects, but are expected to produce long-term positive impact.

In the event we do not have sufficient working capital to enter into hedging strategies to manage our commodities price risk, we may be forced to purchase our corn and market our ethanol at spot prices and as a result, we could be further exposed to market volatility and risk.

We expect the annual impact on our results of operations due to a $1.00 per bushel fluctuation in market prices for corn to be approximately $40,100,000, or $0.36 per gallon, assuming our plant operates at 100% name plate capacity (production of 110,000,000 gallons of ethanol annually). This assumes no increase in the price of ethanol and assumes a relative increase in the price of Distillers Grains.  We expect the annual impact to our results of operations due to a $0.50 decrease in ethanol prices will result in approximately a $55,000,000 decrease in revenue.

We have a significant amount of debt, and our existing debt financing agreements contain, and our future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business.  The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt has important implications on our operations, including, among other things: (i) limiting our ability to obtain additional debt or equity financing; (ii) making us vulnerable to increases in prevailing interest rates; (iii) placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors; (iv) subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation; and (v) limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

Competition

We believe that the competition in the ethanol market will continue to increase in the near term due to the refitting of plants, improvements in the capacity of existing plants, reopening of idled plants, and the competitive dynamics of the fuel industry.  Consolidation and recapitalization continue to occur within the ethanol industry; and companies are now emerging from reorganization with more liquidity and less debt.   With the loss of VEETC, the volatility of prices of our inputs, coupled with the current competitive dynamics of the fuels market, we believe we will see increasing volatility in ethanol prices .

Environmental

We received a letter from the EPA alleging violations of environmental regulations which could lead to the imposition of a civil penalty.  We are currently attempting to negotiate a resolution with the EPA and, to that end, we will be providing additional information to the EPA regarding the alleged violations.  Based on the information available as of September 30, 2011, we established a reserve of $50,000 in anticipation of the potential for assessment of a civil penalty in this matter.  The violations alleged in the letter have been addressed and we are aware of no ongoing violations regarding the matters addressed in the letter.

Summary of Critical Accounting Policies and Estimates

Note 2 to our financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions.  Accounting estimates are an integral part of the preparation of financial statements and are based upon management’s current judgment.  We used our knowledge and experience about past events and certain future assumptions to make estimates and judgments involving matters that are inherently uncertain and that affect the carrying value of our assets and liabilities.  We believe that of our significant accounting policies, the following are noteworthy because changes in these estimates or assumptions could materially affect our financial position and results of operations:

•	Revenue Recognition

We sell ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company has or the customers have taken title to the product, prices are fixed or determinable and collectability is reasonably assured.  Our products are generally shipped FOB loading point.  Our ethanol sales are handled through our Ethanol Agreement with Bunge.  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles are sold through our DG Agreement with Bunge, which sets the price based on the market price to third parties.  Marketing fees and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by us for the sale of ethanol and co-products are included in cost of goods sold.

•	Incentive Compensation Plan

We established an equity incentive compensation plan (the “Plan”) under which employees may be awarded equity appreciation units and equity participation units.  The Plan is designed to allow participants, who consist of any officer or employee, to share in our value through the issuance of equity participation units and/or unit appreciation rights.  Such awards do not include actual equity ownership of the Company.  Costs of the Plan are amortized over the vesting period set for each award.  The units outstanding at this time vest three years from the grant date.  The liability under the Plan is recorded at fair market value on the balance sheet based on the book value of our equity units as of September 30, 2011.

•	Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

Our operations and cash flows are subject to fluctuations due to changes in commodity prices.  We are subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products.  Exposure to commodity price risk results primarily from our dependence on corn in the ethanol production process.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow us to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

To minimize the risk and the volatility of commodity prices, primarily related to corn and ethanol, we use various derivative instruments, including forward corn, ethanol and Distillers Grain purchase contracts, over-the-counter and exchange-trade futures and option contracts.  When we have sufficient working capital available, we enter into derivative contracts to hedge our exposure to price risk related to forecasted corn needs and forward corn purchase contracts.  We use cash, futures and options contracts to hedge changes to the commodity prices of corn and ethanol.

Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.  Gains and losses on contracts designated as normal purchases or normal sales contracts are not recognized until quantities are delivered or utilized in production.

In addition, the Company enters into short-term cash, options and futures contracts as a means of managing exposure to changes in commodity prices.  We maintain a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market volatility.  Our specific goal is to protect ourselves from large fluctuations in commodity costs but, our hedging activities can also cause net income to be volatile from quarter to quarter due to the timing of the change in value of the derivative instruments relative to the cost and use of the commodity being hedged.  The effects, positive or negative, on our financial statements tend to be mitigated by offsetting changes in future periods; however, these offsetting changes do not always occur, in the same amounts and can have lag times of as much as twelve months.

Although our derivative instruments are intended to be effective economic hedges of specified risks, all of our derivatives are designated as non-hedge derivatives for accounting purposes.  For derivative instruments that are not accounted for as hedges, the change in fair value is recorded through earnings in the period of change (commonly referred to as the “mark to market” method).  The fair value of our derivatives are marked to market each period and changes in fair value are included in revenue when the contract relates to ethanol and costs of goods sold when the contract relates to corn.

By using derivatives to hedge exposures to changes in commodity prices, we have exposures on these derivatives to credit and market risk. We are exposed to credit risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. We minimize our credit risk by entering into transactions with high quality counterparties, limiting the amount of financial exposure we have with each counterparty and monitoring the financial condition of our counterparties.  Market risk is the risk that the value of the financial instrument might be adversely affected by a change in commodity prices. We manage market risk by incorporating monitoring parameters within our risk management strategy that limit the types of derivative instruments and derivative strategies we use, and the degree of market risk that may be undertaken by the use of derivative instruments.

As part of our trading activity, we use futures and option contracts offered through regulated commodity exchanges to reduce risk and risk of loss in the market value of inventories.  To reduce that risk, we generally take positions using cash and futures contracts and options.  Any realized or unrealized gain or loss related to these derivative instruments was recorded in the statement of operations as a component of revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn.

•	Inventory

Inventory is stated at the lower of cost or market value using the average cost method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

•	Property and Equipment

Property and equipment is stated at cost. Construction in progress is comprised of costs related to constructing the plant and is depreciated upon completion of the plant.  Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	40 Years

Process Equipment	10-20 Years

Office Equipment	3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Effective January 1, 2011, we increased the estimated useful life on a significant portion of our processing equipment.  This change in estimate is accounted for on a prospective basis.   This change resulted in a decrease in depreciation expense, an increase to operating income, a decrease of net (loss) of approximately $5.4 million, and a decrease in (loss) per Unit of $411 for Fiscal 2011.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with our policies, management has evaluated the plants for possible impairment based on projected future cash flows from operations.  Management has determined that its projected future cash flows from operations exceed the carrying value of the plant and that no impairment existed at September 30, 2011.   During the First Quarter 2012 and in accordance with Company policies, management found no event to have occurred that would trigger an evaluation of the plant for possible impairment on future cash flows from operations

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

MANAGEMENT

The Directors listed below under “Independent Directors” meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (“Independent Directors”) (though our Units are not listed on any exchange or quotation system).  Those Directors listed below under “Interested Directors” do not meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (“Interested Directors”).  None of the Directors listed below have served in the last five years on the board of directors of any other company having a class of securities registered under Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, nor have any of our Directors served as directors of an investment company registered under the Investment Company Act of 1940.  Under the Operating Agreement, the independent Directors’ terms are staggered such that one Director will be up for election every year.   The address for all directors is 10868 189th Street, Council Bluffs, Iowa 51503.

Independent Directors

Name and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years

Karol D. King, 65	Series A Director and Chairman	Term expires 2013, Director since November 30, 2006
Corn, popcorn and soybean farmer near Mondamin, Iowa, since 1967; President, King Agri Sales, Inc. (marketer of chemicals, fertilizer and equipment) since 1995; President, Kelly Lane Trucking, LLC, since 2007.  Mr. King attended Iowa State University and has served on the Harrison County Farm Bureau Board, the Iowa Corn Growers Board, the Iowa Corn Promotion Board, the US Feed Grains Council Board, the National Gasohol Commission, and the National Corn Growers Association Board.

Theodore V. Bauer, 59	Series A Director, Secretary and Treasurer	Term expires 2012, Director since March 28, 2005; Officer since March 28, 2005
Director, Secretary and Treasurer (since 2005) of the Company; Owner and operator of a farming operation and hunting preserve near Audubon, Iowa, since 1977; Co-Founder, and from 2005 to 2007, Director, Templeton Rye Spirits LLC; Director, Iowa Quality Producers Alliance, since 2003; Vice President, West Central Iowa Rural Water, from 2002 to 2007.  Mr. Bauer has an Ag Business degree from Iowa State University and is a graduate of the Texas A&M TEPAP program.

Hubert M. Houser, 69	Series A Director	Term expires 2014, Director October 13, 2005
Lifetime owner of farm and cow-calf operation located near Carson, Iowa.  Mr. Houser has served in the Iowa Legislature since 1993, first in the House of Representatives and currently in the Senate.  Mr. Houser also served on the Pottawattamie County Board of Supervisors from 1979 to 1992, director of the Riverbend Industrial Park, and was a founder of the Iowa Western Development Association and Golden Hills RC&D.

Michael K. Guttau, 65	Series A Director	Term expires 2015, Director since March 16 , 2007
Council of Federal Home Loan Banks, Washington, D.C.; Chairman from 2008 to 2009, Vice Chairman from 2004 to 2007, Chairman of Audit Committee from 2004 to 2006  and Chairman of Risk Management Committee (2007), Federal Home Loan Bank of Des Moines; since 1972, various positions with Treynor State Bank, currently CEO and Chairman of the Board; Superintendent of Banking, Iowa Division of Banking, from 1995 to 1999; Director, Iowa Bankers Association, Iowa Bankers Mortgage Corporation, Iowa Student Loan Liquidity Corp., Iowa Business Development Finance Corp. and Iowa See Capital Liquidation Corp.; President, Southwest Iowa Bank Administration Institute; Past Chairman, ABA Community Bankers from 1991 to 1992.  Mr. Guttau received his B.S., Farm Operation, from Iowa State University in 1969 and completed numerous U.S. Army education programs from 1969 to 1978.  Mr. Guttau is the 2010 recipient of the James Leach Bank Leadership Award.

Interested Directors

Name and Age	Position(s) Held with the Company	Term of Office† and Length of Time Served	Principal Occupation(s) During Past 5 Years

Tom J. Schmitt, 61†‡	Series B Director	Since July 17, 2009
Manager, Western Region, Bunge North America Oilseed Processing.  Mr. Schmitt has worked with Bunge over thirty-two years.  Mr. Schmitt received a Bachelor’s degree in business administration from St. Ambrose University.

Eric L. Hakmiller, 49†‡	Series B Director and Vice Chairman	Since July 17, 2009
Vice-President and General Manager, Bunge Biofuels, Bunge North America.  Mr. Hakmiller received a Bachelor’s degree in economics from the University of Maine and a graduate degree from Loyola Marymount University.

Gregory P. Krissek, 49†‡	Series C Director	Since November 30, 2006
Director of Government Affairs, ICM, Inc., since 2006; Director of Marketing and Governmental Affairs, United Bio Energy, from 2003 to 2006; Chairman, National Ethanol Vehicle Coalition, 2007; Secretary-Treasurer of the Board, Ethanol Promotion and Information Council since 2004, President since June 2008; director, Kansas Association of Ethanol Processors since 2004; Kansas Energy Council, since 2004 prior Director of Operations, Kansas Corn Commission; Assistant Secretary, Kansas Department of Agriculture, 1997 to 2000.

† The Interested Directors’ terms do not have a specified number of years, as these Directors are nominated by the Series B Member and the Series C Member, , as discussed further below under “Certain Relationships and Related Party Transactions.”

‡ The information provided below under “Certain Relationships and Related Party Transactions,” respecting the election of Messrs. Krissek, Schmitt, and Hakmiller as Directors, is incorporated into this section by reference.

Director Qualifications

The table below discusses the experiences, qualifications and skills of each member of our Board of Directors (each a “Director”) which led to the conclusion that they should serve as such.   Our Series A Directors are nominated by the Board of Directors, following consideration by the Board’s Nominating Committee, and then elected by our Series A Members .  The two Series B Board Directors and the Series C Board Director are appointed by Bunge and ICM, respectively, under the terms of our Operating Agreement.

Director	Experiences, Qualifications and Skills
Series A Directors	Elected by Series A Unit Holders
Theodore V. Bauer
Mr. Bauer’s background as a farmer and agribusinessman, as well as his past service on a number of civic and corporate boards, including the Iowa Quality Producers Alliance, an organization devoted to value-added agriculture and rural economic development, are important factors qualifying Mr. Bauer as one of the Board’s Series A independent directors.

Michael K. Guttau
Mr. Guttau was recruited to serve as an independent Series A Director and as the Audit Committee Financial expert given his background and experience as a banking executive and board member of a number of banking and civic organizations.  Mr. Guttau’s experience includes more than 30 years as a rural banker, providing a long-term view of agriculture and ag-related businesses.

Hubert M. Houser
Senator Houser brings to the Board more than 30 years of experience as a member of the Iowa legislature and the county board in which we are located.   During his career, Senator Houser has developed a reputation as a leader in rural economic development.  He provides significant assistance to the Board in our interaction with all levels of local and state government and also provides a long-term view of the further development of our site and business.
Karol D. King
Mr. King, the Board’s Chairman and an independent Director elected by Series A members, has a long career as a farmer and owner of a number of ag-related business.  In addition, Mr. King has held leadership positions in numerous local and national ag producer groups, in particular the Iowa and national corn growers associations.  In these capacities he has participated in the development of the ethanol industry.

Series B Directors	Appointed by Bunge
Eric L. Hakmiller
Mr. Hakmiller is Vice-President and General Manager of Bunge Biofuels.   Bunge is involved in sourcing and supplying corn, selling DDGS in both domestic and export markets, selling biodiesel and marketing and trading ethanol.  Bunge Biofuels also manages the risk of these volatile commodities to decrease market risk both for its own account and its marketing partners.  Mr. Hakmiller brings this broader market view to his service as a member of our Board .

Thomas J. Schmitt
With more than 32 years of agribusiness experience with Bunge, and in his capacity as Manager of Western Region, Bunge North America Oilseed Processing, Mr. Schmitt brings extensive experience to the Board in oversight of agribusiness facilities.  Mr. Schmitt’s current responsibilities include management of the Bunge soy bean crush facility in Council Bluff’s, located near our plant.  This Bunge facility has an annual crush capacity of approximately 77 million bushels and is the largest soy bean crush facility in the United States.

Series C Directors	Appointed by ICM
Gregory P. Krissek
In his capacity as Director of Government Affairs for ICM, Mr. Krissek is intensely involved in biofuels issues at the local, state and national level.  In addition to bringing this insight to the Board, in addition to service on the Company’s Board, Mr. Krissek serves on the board of Growth Energy, a major industry trade group and the boards of six private ethanol companies and brings a broad view of ethanol plant operations to us.

Executive Officers and Key Employee

Name and Age	Position(s) Held with the Company	Length of Time Served	Principal Occupation(s) During Past 5 Years
Brian T. Cahill, 58	General Manager and Chief Executive Officer	Since September, 2009
Executive Vice President, Distillery Innovations Segment, MGP Ingredients, Inc. (“MGP”) (a public company, which provides services in the development, production and marketing of naturally-derived specialty ingredients and alcohol products) from 2007 to 2008; CFO/Vice President of Finance and Administration, MGP, from 2002 to 2007; General Manager, MGP, from 1992 to 2002.  Mr. Cahill received a Bachelor of Science in Accounting from Bradley University and is a Certified Public Accountant.

Karen L. Kroymann, 50	Controller and Principal Financial Officer	Since June, 2009
Controller, Transgenomic, Inc., (a public company which provides services for DNA lab testing and manufacture-analysis equipment) from 2007 to 2008; Controller, TTI Technologies (a synthetic coal manufacturer) from 2006 to 2007; Asst. Controller, Future Foam (a manufacturer and fabricator of polyurethane foam) from 1999-2006).  Ms. Kroymann received a Bachelor’s of Arts degree from Mt. St. Clare College, an M.B.A. from the University of Nebraska and is a Certified Public Accountant.

Dan Wych*, 35	Plant Manager	Since April, 2008
Operations/Fermentation Coordinator, U.S. Bio Energy/VerSun Energy (a public company which produces ethanol and co-products from corn) from 2006 to 2008; Plant Manager, United Bio Energy (a company that provides services for ethanol plants) in 2006; Production Manager, Little Sioux Corn Processors (a company which produces ethanol and co-products from corn) from 2005 to 2006; Operations/Lab/Safety Manager, Quad County Corn Processors (a company which produces ethanol and co-products from corn) from 2000 to 2005.  Mr. Wych attended Iowa Lakes Community College and completed over 60+ credit hours within their Associated Arts Program.

*Although Mr. Wych is included in this table, he is not an executive officer of the Company, but is instead a key employee who makes significant contributions to the Company.

We have adopted a code of ethics that applies to our officers and employees.  We do not have a separate code of ethics that applies to our executive officers.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, which operates under a written charter (the “Audit Committee Charter”) and currently consists of Michael K. Guttau (Chair), Theodore V. Bauer and Karol D. King.  All of the members of the Audit Committee meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).  The Board of Directors has determined that Mr. Guttau is an “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K under the Exchange Act.  Among other things, the Audit Committee has the authority for appointing and supervising the Company’s independent registered public accounting firm and is primarily responsible for approving the services performed by the Company’s independent registered public accounting firm and for reviewing and evaluating the Company’s accounting principles and system of internal accounting controls.  A copy of the Audit Committee charter is available on our website at www.sireethanol.com at “Investor Relations”.  The Audit Committee held four meetings in Fiscal Year 2011.

Governance / Compensation Committee

The Governance / Compensation Committee (the “Governance Committee”) operates under a written charter, which the Governance Committee approved on February 15, 2007, and was adopted by the Board on February 16, 2007 (the “Governance Charter”).  The Governance Charter is available on our website at www.sireetahnol.com at “Investor Relations.”  The Governance Charter provides that the Governance Committee will annually review and approve our compensation program for our Directors, officers and managers.  The Governance Charter does not exclude from the Governance Committee’s membership Directors who also serve as officers or interested directors.  Presently, the Governance Committee’s membership consists of Messrs. Schmitt (Chair), Bauer, and King.  Accordingly, Messrs. Bauer and King did participate in recommending to the Board the Compensation Policy.  The Governance Charter does provide that the Governance Committee may form and delegate its responsibilities to subcommittees, and the Governance Charter does not contemplate (nor does it prohibit)  the use of compensation consultants to assist the Governance Committee in its determination of Director, officer and managers’ compensation.

Compensation of Executive Officers

In June 2010, we adopted the Southwest Iowa Renewable Energy Equity Incentive Plan (the “Plan”).  The purpose of the Plan is to allow any officer or employee of the Company to share in the Company’s value through the issuance, from time to time, of Equity Participation Units (“Equity Participation Units”) and/or Unit Appreciation Rights (“Unit Appreciation Rights”) (as further described immediately below in “Long-Term Incentive Compensation”).  Pursuant to the Plan and individual award agreements, the Governance Committee recommended and the Board approved the award of 5.11 Equity Participation Units to Mr. Cahill on December 17, 2010.  Mr. Cahill’s award vests in full on December 17, 2013.  Under the Plan, the Governance Committee is responsible for designing, reviewing and overseeing the administration of our executive compensation program.  Pursuant to the Governance Charter, the Governance Committee approved the compensation terms for Mr. Cahill and Ms. Kroymann when they were hired in 2009, and has approved all adjustments since that time.

Subsequently, during Fiscal 2010, the Governance Committee engaged a compensation consultant (the “Consultant”) to evaluate the compensation of Mr. Cahill and Ms. Kroymann, as controller, in relation to other executive officers in comparable positions in the industry.  Additionally, during Fiscal 2010, the Governance Committee met with the Consultant to develop a company-wide compensation philosophy based on comparable market data and establishment of a management evaluation process.

As such, the compensation of our senior executives is designed to achieve the following objectives: (i) align the interests of executive officers and our Unit holders; (ii) attract, retain and motivate high caliber executive officers; and (iii) pay for performance by linking a significant amount of executive compensation to individual contribution to selected metrics of our business plan.  The following are the main elements of compensation under our agreements with our two senior officers.

● Base Salary: A portion of annual cash compensation is paid as base salary to provide a level of security and stability.  Mr. Cahill’s annual base salary under his employment agreement was $180,000 for calendar year 2011 , while Ms. Kroymann was paid

$101,694 in base salary for calendar year 2011.

● Annual Cash Incentive: We expect that a significant portion of the annual cash compensation paid to the executive officers will be directly related to the achievement of individual performance goals and contributions.  Awards were available for 2011 and were made to employees in November, 2011.

● Long-Term Incentive Compensation:  As mentioned above, on June 30, 2010, our Board adopted the Plan for the purpose of attracting and retaining key personnel.  The Plan is designed to allow Participants, who consist of any officer or employee, to share in our value through the issuance of Equity Participation Units and/or Unit Appreciation Rights.  Each award will be granted pursuant to an individual award agreement, which will set forth the number of units or rights granted, the book value of our Series A Units as of the grant date for purposes of valuing each Equity Participation Unit or Unit Appreciation Right, the fiscal year for which the Equity Participation Unit or Unit Appreciation Right is granted, and any In-Service Payment Date (as defined in the Plan).  All awards will be recommended by our Governance Committee and then approved by the Board.   Neither the Equity Participation Units or the Unit Appreciation Rights are equity securities in the Company.

● Retirement and Welfare Benefits:  We sponsor both a standard 401(k) and Roth 401(k) plan. To be eligible to participate, a new hire is eligible to participate the first of the month after their start date. While eligible employees are given an option to enroll, those who do not choose either “yes” or “no” are automatically enrolled in the standard 401(k) plan at 3% withholding.  Under the program, we match the first 3%, and ½ of the next 2%, of the employee’s contributions.  Each participant picks his or her own investment strategy—either the planned grouping of investments or individually selected investments.  We have implemented a basic benefits plan for all full time employees, including medical, dental, life insurance and disability coverage.

Summary Compensation Table

The following table provides all compensation paid to our executive officers in Fiscal 2011 and Fiscal 2010.  Mr. Cahill was awarded 5.11 Equity Participation Units on December 17, 2010 (Fiscal 2011) which were valued at $3,914 per unit, the book value of our Units, or $20,001 in the aggregate, as of the grant date.  These Equity Participation Units will not vest for three years under the Plan, subject to certain events which may result in accelerated vesting.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Awards ($)	Total ($)

Brian T. Cahill, President and CEO	2011	$187,897	$45,000	$18,950 (1)	$251,847

	2010	$184,662	$15,000	-	$199,662

Karen L. Kroymann, Controller	2011	$101,694	$6,147	-	$107,841

	2010	$93,182	$10,000	-	$103,182

(1)
Mr. Cahill was awarded 5.11 Equity Participation Units under the Plan that will vest in 2013.  Mr. Cahill receives no benefit from any of the Equity Participation Units until they are vested.  The Equity Participation Units awarded to Mr. Cahill were valued at $3,708 per unit as of September 30, 2011 for an aggregate award of $18,950.   The Equity Participation Units  had a grant date fair value of $3,914 per unit (for a total of $20,001), and such grant date fair value is based upon the probable outcome of the performance conditions as required by FASB ASC Topic 718 and assuming Mr. Cahill remains at the company for the required three years.

Compensation of Directors

We do not provide our Directors with any equity or equity option awards, nor any non-equity incentive payments or deferred compensation.  Similarly, we do not provide our Directors with any other perquisites, “gross-ups,” defined contribution plans, consulting fees, life insurance premium payments or otherwise. Following recommendation by the Governance Committee and subsequent approval by the Board effective March 1, 2011, we pay our Directors the following amounts (collectively, the “Compensation Policy”): (i) each Director receives an annual retainer of $12,000, (ii) each Director receives $1,000 per scheduled

Board meeting attended if regular scheduled Board meetings change to meetings on a quarterly basis (whether in person or telephonic), and (iii) each Director will receive $3,000 per Board meeting attended (whether attended in person or telephonic), provided that the foregoing amounts in (i) – (iii) shall not exceed $24,000 per Director in any calendar year.  Additionally, the following amounts are paid to Directors for specified services: (i) the Chairman of the Board is paid $7,500 per year, (ii) the Chairman of the Audit Committee and Audit Committee Financial Expert is paid $5,000 per year, (iii) the Chairmen of all other Committees are paid $2,500 per year, and (iv) the Secretary of the Board is paid $2,500 per year.

Independent Directors

The following table lists the compensation we paid in Fiscal Year 2011 to our Directors who are considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though our Units are not listed on any exchange or quotation system) (the “Independent Directors”).

Name	Fees Earned or Paid in Cash	All Other Compensation	Equity or Non-Equity incentives	Total

Theodore V. Bauer	$26,500	$0	$0	$26,500
Hubert M. Houser	$26,500	$0	$0	$26,500
Karol D. King	$31,500	$0	$0	$31,500
Michael K. Guttau	$29,000	$0	$0	$29,000

Interested Directors

The following table lists the compensation we paid in Fiscal Year 2011 to our Directors who are not considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though our Units are not listed on any exchange or quotation system) (the “Interested Directors”).

Name	Fees Earned or Paid in Cash	All Other Compensation	Equity or Non-Equity incentives	Total

Eric L. Hakmiller†	$26,500	$0	$0	$26,500
Thomas J. Schmitt†	$26,500	$0	$0	$26,500
Gregory P. Krissek	$24,000	$0	$0	$24,000

† The Directors fees payable to the Interested Directors are paid directly to their corporate employers at such Directors’ request, and the Interested Directors do not receive any compensation from us for their service as Directors.

Selection of our directors is governed by the Nominating Committee Charter, which was adopted by the Board of Directors on February 16, 2007.  We also have an audit committee, which consists of Michael K. Guttau (Chairman), Theodore V. Bauer and Karol D. King.  Mr. Guttau is the financial expert who is required to serve on the audit committee under SEC rules and is considered an “independent” financial expert under standards applicable to companies listed on the Nasdaq Capital Market (though our Units are not listed on any exchange or quotation system).

Compensation Committee Interlocks and Insider Participation

Presently, the Governance Committee’s membership consists of Messrs. Schmitt (Chair), Bauer, and King.  None of our executive officers served, during Fiscal Year 2009 of Fiscal 2010: (i) on a compensation committee of another entity which had an executive officer serving on the Governance Committee; (ii) as a director of another entity which had an executive officer serving on the Governance Committee; or (iii) as a member of a compensation committee of another entity which had an executive officer who served as a Director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED MEMBER MATTERS.

As of December 31, 2011, there were 8,805 Series A Units, 3,334 Series B Units, and 1,000 Series C Units issued and outstanding.  The following table sets forth certain information as of December 31 , 2011, with respect to the Unit ownership of: (i) those persons or groups (as that term is used in Section 13(d)(3) of the Exchange Act) who beneficially own more than 5% of any Series of Units, (ii) each Director of the Company, and (iii) all Officers and Directors of the Company, nine in number, as a group.  The address of those in the following table is 10868 189th Street, Council Bluffs, Iowa 51503.  Mr. Cahill and Ms. Kroymann serve in the capacity of executive officers.  Except as noted below, the persons listed below possess sole voting and investment power over their respective Units.  The following does not reflect any Units which may be issued to Holdings and ICM, respectively, under the terms of the Holdings Note and ICM Note, respectively, or the unit issuance agreements.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Series A	Theodore V. Bauer	36 Units1	0.41%
Series A	Hubert M. Houser	39 Units2	0.44%
Series A	Karol D. King	29 Units3	0.33%
Series A	Michael K. Guttau	12 Units4	0.14%
--	Brian T. Cahill	-0-	--
--	Karen L. Kroymann	-0-	--
--	Eric L. Hakmiller	-0-	--
--	Thomas J. Schmitt	-0-	--
--	Gregory P. Krissek	-0-	--
Series B	Bunge North America, Inc.	3334 Units	100%
Series C	ICM, Inc.	1000 Units	100%

Series A	All Officers and Directors as a Group	116 Units	1.32%

____________________________________
1 These Series A Units are owned jointly by Mr. Bauer and his wife, Donna Bauer.
2 These Series A Units are owned jointly by Mr. Houser and his wife, Paula Houser.
3 These Series A Units are owned jointly by Mr. King and his wife, Rozanne King.
4 These Series A Units are owned jointly by Mr. Guttau and his wife, Judith Guttau.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in us, Bunge purchased the only Series B Units under an arrangement whereby we would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Operating Agreement, we may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change the our status from one which is managed by managers, or change back to manager management in the event the status is changed to member management, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of our Units or to a transferee which is a direct competitor of Bunge.  Furthermore, sections 9.11 and 9.12 of the Operating Agreement grant Bunge and Holdings (if it is issued any Series U Units), respectively, the right to purchase their pro-rata share of any securities we issue.  Both Bunge and Holdings have waived their rights to purchase any equity in us in connection with our issuance of Notes and subsequent conversion of the Notes by Holders.

Under a Series E Unit Issuance Agreement dated March 7, 2008 (the “Series E Agreement”), if Bunge made a Bridge Loan payment, we were required to immediately issue Series E Units to Bunge based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any offering of Units after the date of the agreement but prior to the date of any Bridge Loan payment made by Bunge.  The Series E Agreement was terminated effective July 17, 2009.

We issued a Subordinated Term Note to Holdings, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which was subordinated to the Credit Agreement.  On June 23, 2010, we amended and restated the Original Holdings Note by issuing the Holdings Note, which increased the principal amount to $28,106,579 (representing outstanding principal plus accrued interest through payment date) and amended Holdings’ right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5% over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of September 30, 2011 and September 30, 2010, we had $31,663,730 and $29,290,300, respectively, outstanding under the Holdings Note, with the September 30, 2011 representing the greatest amount outstanding during the last three fiscal years under the Original Holdings Note and the Holdings Note.   As of December 31, 2011, we had $31,663,730 outstanding under the Holdings Note .  During Fiscal 2010, we paid $2,000,000 principal and $33,153 interest on the Holdings Note, and during Fiscal 2011, we paid $0 principal and $0 interest on the Holdings Note.

On June 23, 2010, in connection with our issuance of the Holdings Note, we also executed that Bunge Agreement—Equity Matters (the “Holdings Equity Agreement”), which was subsequently amended on June 17, 2010, under which (i) Holdings has preemptive rights to purchase new securities in us, and (ii) we are required to redeem any Series U Units held by Holdings with 76% of the proceeds received by us from the issuance of equity or debt securities.  Holdings has waived its right to purchase any equity in us in connection with our issuance of Notes and subsequent conversion of the Notes by Holders.

We entered into the Holdings Revolving Note dated August 26, 2009, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, we may make payments on the Holdings Revolving Note so long as we are in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement.  As of September 30, 2011 and September 30, 2010, we had $3,000,000 and $0, respectively, outstanding under the Holdings Revolving Note, with the September 30, 2011 amount representing the greatest amount outstanding during the last three fiscal years under the Holdings Revolving Note.   As of December 31, 2011, we had $0 outstanding under the Holdings Revolving Note.  During Fiscal 2010, we paid $2,000,000 principal and $33,153 interest on the Holdings Revolving Note, and during Fiscal 2011, we paid principal and made additional borrowings, resulting in a net reduction of $750,000 principal and we paid $146,428 interest on the Holdings Revolving Note.

We entered into a Distillers Grain Purchase Agreement dated October 13, 2006 (“DG Agreement”) with Bunge, under which Bunge pays a sales price less transportation costs, rail lease charge and a fixed rate marketing fee for the DDGS we produce.  The DG Agreement continues until February 2019, when it will automatically renew for successive three-year terms unless a 180-day written notice is given of either party’s election not to renew before the expiration of the initial term or the then-current renewal term.  We are required to pay a minimum annual marketing fee of $150,000.  Beginning on February 1, 2012, the annual minimum amount and the purchase price may be adjusted.  We incurred $1,725,423 and $977,658 of marketing expenses during Fiscal 2011 and Fiscal 2010, respectively, under the DG Agreement

On December 15, 2008, we entered into a Supply Agreement (the “Supply Agreement”) with AB to procure all the grain we require.  The agreement continues until 2016 and automatically renews for successive three-year terms unless a 180-day written notice is given by either party.  We pay AB a per-bushel fee for corn procured by AB, subject to an annual minimum fee of $675,000, which adjusts according to specified indexes after three years.  Expenses under this agreement for Fiscal 2011 and Fiscal 2010 were $0 and $1,209,887, respectively.  Effective November 17, 2010, AB exercised a contractual right of assignment under the Supply Agreement.  As a result, Bunge is now the successor party to AB for the Supply Agreement.

On January 30, 2008, we entered into a Support Services Agreement (the “Support Services Agreement”), under which Bunge provides us with engineering support, provides reports to the Agent and assists us with requests by the Agent.  We pay, in addition to Bunge’s out of pocket expenses, an hourly fee of $95 for such services.  The term of the Support Services Agreement expired on December 31, 2008, but is being continued on a month to month basis.  Expenses under the Support Services Agreement for Fiscal 2011 and Fiscal 2010 were $0 and $0, respectively.

On December 15, 2008, we entered into a Lease Agreement (the “Lease Agreement”) with Bunge, under which we lease from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses under the Lease Agreement for Fiscal 2011 and Fiscal 2010 were $467,063 and $799,964, respectively.  In connection with the Lease Agreement, we entered into a grain purchase agreement, under which we purchased the grain inventory at the grain elevator and the grain inventory located in our on-site storage Facility, consisting of approximately 1,900,000 bushels of corn at an approximate market value of $6,000,000.  The Lease Agreement was terminated in May, 2011.

On December 15, 2008, we entered into an Ethanol Purchase Agreement with Bunge (the “Original Ethanol Agreement”), and effective January 1, 2012, we entered into a subsequent Ethanol Purchase Agreement with Bunge (the “Ethanol Agreement”), which replaced the Original Ethanol Agreement.  Under the Ethanol Agreement we sell Bunge all of the ethanol produced at our Facility, and Bunge purchases the same.  We pay Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 which is adjusted according to specified indexes after three years.  The initial term of the Original Ethanol Agreement commenced on August 20, 2009 and continued until replaced by the Ethanol Agreement on January 1, 2012.  The Ethanol Agreement term continues for three years, after which the Ethanol Agreement will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  Expenses under the Original Ethanol Agreement for Fiscal 2011 and Fiscal 2010 were $1,820,836 and $773,060, respectively. Because the Ethanol Agreement commenced on January 1, 2012, there were no expenses under it for Fiscal 2011 or Fiscal 2010.

On December 15, 2008, we entered into a Risk Management Services Agreement with Bunge (the “Risk Management Agreement”), under which Bunge provides us with assistance in managing our commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under the Risk Management Agreement for Fiscal 2011 and Fiscal 2010 were $300,000 and $300,000, respectively.

On June 25, 2007, we entered the Railcar Sublease Agreement with Bunge for the lease of 320 ethanol tank cars and 300 Distillers Grain cars. The lease commenced in January 2009, continues for a term of ten years, and terminates upon the termination of the final car lease. On June 26, 2009, we executed the Restated Agreement for the sublease of 325 ethanol cars and 300 hopper cars. Under the Railcar Agreement, we sublease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar subleases. The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the Railcar Agreement. Expenses under this agreement for Fiscal 2011 and Fiscal 2010 were $4,855,718 and $4,855,683, respectively.

In March, 2009, we entered into an agreement with Bunge under which Bunge provided an interim President / CEO.  The agreement provided for reimbursement in the annual amount of $150,000 plus monthly expenses.  There were no expenses incurred for Fiscal 2010 or Fiscal 2011 under this Agreement.  We hired a new General Manager effective September 8, 2009, terminating this agreement effective September 8, 2009.

On November 12, 2010, we entered into the Corn Oil Agreement, under which Bunge markets corn oil extracted at our Facility, so long as our corn oil meets the mutually agreed production standards.  The Corn Oil Agreement commenced on November 12, 2010 and continues for three years thereafter.  The Corn Oil Agreement will automatically renew for subsequent three year period, unless either party provides at least 180 days written notice of non-renewal prior to expiration of the then-current term.  Under the Corn Oil Agreement, Bunge has the option of buying corn oil from us for its own account, including for resale to third parties.  In the event Bunge purchases corn oil from us for its own account, Bunge pays the fair market value of the corn oil, as determined by us and Bunge.  For its efforts in marketing our corn oil, we pay Bunge a marketing fee based on the amount of corn oil sold; provided that at such times as the amount outstanding under the Holdings Revolving Note equal or exceed $1,000,000, we will pay Bunge a higher marketing fee based on the amount of corn oil sold.  Furthermore, from time to time, Bunge may buy corn oil for its own account, and in all such cases, such purchases will be at the current fair market value of such corn oil.  Beginning on the third anniversary of the effective date of the Corn Oil Agreement, the marketing fee paid will be adjusted based on the change in a specified formula.  Expenses under the Corn Oil Agreement for Fiscal 2011 and Fiscal 2010 were $87,870 and $0, respectively.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in us, ICM became our sole Series C Member.  As part of ICM’s agreement to invest in our Series C Units, the Operating Agreement provides that we will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.  Greg Krissek is the current Series C Director elected by ICM.

On March 7, 2008, we entered into a Series C Unit Issuance Agreement with ICM, which we subsequently amended, in order to provide ICM with the option to convert any amount due under a debt obligation which ICM is required to pay into subordinated debt, on the same terms and conditions as the ICM Note.  The Series C Issuance Agreement has since been terminated.

On September 25, 2006, we entered into a contract with ICM for the construction of our ethanol plant (the “ICM Contract”) for a lump-sum contract price of $118,000,000.  As of September 30, 2009 and 2008, we incurred approximately $147,656,016 and $134,025,000 of construction costs, respectively, under the ICM Contract.  We had a total of approximately $697,770 of retainage payable as of September 30, 2009 under the ICM Contract.  We had no retainage payable as of September 30, 2010 under the ICM Contract.

On June 23, 2010, we entered into the Loan Satisfaction Agreement with a prior lender and ICM under which ICM paid a prior debt obligation of $8,773,300.  In connection with that agreement, we issued the ICM Note in the amount of $9,969,816, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2011 and September 30, 2010, we had approximately $10,903,000 and $10,061,000, respectively, outstanding under the ICM Note, with the September 30, 2011 amount representing the greatest amount outstanding during the last three fiscal years under the ICM Note.  As of December 31, 2011, we had approximately $10,903,000 outstanding under the ICM Note .  During Fiscal 2011, we paid $0 and principal and $0 interest on the ICM Note, and during Fiscal 2010, we paid $0 principal and $0 interest on the ICM Note.

Additionally, in connection with our issuance of the ICM Note, we entered into the ICM Equity Agreement on June 17, 2010, under which (i) ICM has preemptive rights to purchase new securities in us, and (ii) we are required to redeem any Series C Units ICM converts debt under the ICM Note into with 24% of the proceeds received by us from the issuance of equity or debt securities.  ICM has waived its right to purchase any equity in us in connection with our issuance of Notes and subsequent conversion of the Notes by Holders.

On July 13, 2010, we entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, in connection with our potential purchase of tricanter centrifuges (the “Centrifuges”) from ICM.  Because the Centrifuges have been the subject of legal actions regarding potential patent infringement, the Joint Defense Agreement provides that: (i) the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) any Joint Defense Materials will be and remain confidential, privileged and protected (subject to exceptions), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (i) upon final resolution of all patent litigation and (ii) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, we entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, under which ICM sold us a tricanter oil separation system (the “Tricanter Equipment”) and installed the equipment at our Facility.  In the Tricanter Agreement, ICM agreed to indemnify and hold us harmless from all claims arising out of the infringement of adversely owned patents, copyrights or any other intellectual property rights in connection with our purchase and/or use of the Tricanter Equipment.  As of September 30, 2011, we have paid $2,592,500 to ICM for the Tricanter Agreement.

We do not have any policies finalized and adopted by the Board governing the review or approval of related party transactions.

SUMMARY OF OPERATING AGREEMENT

The following summary of certain provisions of the Operating Agreement contains many generalizations and simplifications.  The following summary does not fully describe the provisions mentioned, nor does not include or summarize all of the provisions of the Operating Agreement.  Certain provisions of the Operating Agreement are described elsewhere in this Registration Statement.  All section references below are to the Operating Agreement.

Additional Capital Contributions
● No Unitholder is obligated to make any additional capital contributions to the Company or to pay any assessment, other than any unpaid amounts related to such Unitholder’s original capital contribution.  No Units are subject to any calls, requests or demands for capital.  See §2.2.

Capital Accounts
● We maintain a capital account for each Unitholder in accordance with Section 704 of the Code and the regulations adopted thereunder (the “Treasury Regulations”).

● Each Unitholder’s capital account is credited with: (i) such Unitholder’s capital contributions; (ii) such Unitholder’s distributive share of profits and any items in the nature of income or gain which are specially allocated pursuant to the Operating Agreement; and (iii) the amount of any liabilities assumed by such Unitholder or which are secured by any property distributed to such Unitholder.

● Each Unitholder’s capital account is debited with: (i) the amount of money and the gross asset value of any property distributed to such Unitholder under the Operating Agreement; (ii) such Unitholder’s distributive share of losses and any items in the nature of expenses or losses which are specially allocated under the Operating Agreement; and (iii) the amount of any liabilities of such Unitholder assumed by us or which are secured by any property contributed by such Unitholder to the Company.

● If Units are transferred in accordance with Operating Agreement, the transferee succeeds to the capital account of the transferor to the extent it relates to transferred Units.
See §2.3.

Allocations of Profits and Losses	● Profits and losses for each fiscal year are allocated among the Unitholders in proportion to Units held, after giving effect to any special tax allocations. See §§3.1 - 3.6.
Distributions
● During Operation

Subject to the terms and conditions of any applicable loan covenants and restrictions, the Board may, in its discretion, make distributions of “Net Cash Flow” to the Unitholders in proportion to Units held.  “Net Cash Flow” means the our gross cash generated less the portion thereof used to pay or establish reserves for expenses, debt payments, capital improvements, replacements and contingencies, all as reasonably determined by the Board, plus any reduction in the amount of reserves, as may be reasonably determined by the Board.  “Net Cash Flow” may not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but must be increased by any reductions or reserves previously established.

In determining “Net Cash Flow,” the Board will endeavor, but is not required, to provide for cash distributions at such times and in such amounts as will permit the Unit holders to make timely payment of income taxes.  See §§1.10(bb) & 4.1.

● Upon Liquidation

Upon liquidation, to the extent available for distribution, we will distribute cash and other assets to the Unitholders in accordance with the positive balance in their capital accounts, after giving effect to all distributions and allocations for all periods.

If any Unitholder has a deficit balance in its capital account (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which the liquidation occurs), such Unitholder has no obligation to make any contribution to our capital with respect to such deficit, and such deficit shall not be considered a debt owed to us or any other person.  See §§10.2 & 10.3.

Board of Directors
● Our management is vested in a Board of Directors, comprised of seven members.  Board members are not required to be Members.  The Board directs all of our business and affairs, except to the extent the Operating Agreement expressly gives the Members decision-making power.  See §§5.1 & 5.2.

● Members holding Series B Units have the right, voting as a class, to elect the number of Directors (the “Series B Directors”) which bears the same proportion to the total number of Directors as the total number of Series B Units owned by such Members bears to the total number of Units then outstanding, rounded to the nearest whole number of Directors; provided, however, that the Members holding Series B Units have the right to elect at least one Director.

● Members holding Series C Units have the right, voting as a class, to elect one Director (the “Series C Director”).

● Member(s) holding Series U Units have the right, voting as a class, to elect directors as follows (each such person a “Series U Director”).

○ If a Bunge Party is the holder of any Series U Units, the Bunge Party will have the right to elect one Director plus such additional number of Directors determined in the following manner: (i) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 30%, but is less than 57%, of the total number of Units then outstanding, the Bunge Parties may elect one additional Director, (ii) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 57%, but is less than 71%, of the total number of Units then outstanding, the Bunge Parties may elect two additional Directors, (iii) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 71%, but is less than 86%, of the total number of Units then outstanding, the Bunge Parties may elect three additional Directors, and (iv) during such time as the total number of Series B Units, Series U Units and any other Units owned by the Bunge Parties equals or exceeds 86% of the total number of Units then outstanding, the Bunge Parties may elect four additional Directors.

○ Any Member holding Series U Units other than the Bunge Parties will have the right to elect that number of Directors determined in the following manner: (i) during such time as the total number of Series U Units owned by such Member equals or exceeds 20%, but is less than 40%, of the total number of Units then outstanding, such Member may elect one Director, (ii) during such time as the total number of Series U Units owned by such Member equals or exceeds 40%, but is less than 60%, of the total number of Units then outstanding, such Member may elect two Directors, (iii) during such time as the total number of Series U Units owned by such Member equals or exceeds 60%, but is less than 80%, of the total number of Units then outstanding, such Member may elect three Directors, and (iv) during such time as the total number of Series U Units owned by such Member equals or exceeds 80% of the total number of Units then outstanding, such Member may elect four Directors.

● Members holding Series A Units have the right, voting as a class, to elect the remaining number of Directors (“Series A Directors”) which are not elected by the Members holding Series U Units, Series C Units, Series B Units or other series of Units that may be granted the right to elect a Director(s).

See §§5.3(a), (b), (c) & (d).

● The Series A Directors serve four year staggered terms.  The Series B, C and U (if elected) Directors hold office indefinitely.  See §§5.3(a), (b), (c) & (d).

● Nominees for a Director position up for election are named by the then-current Directors or by the Nominating Committee.  Nominations may also be made by any Member entitled to vote in the election of Directors.  Any Member that intends to nominate a person for election as a Director must give written notice 120 calendar days prior to the one year anniversary of the date on which we delivered the prior year’s proxy statement or notice of annual meeting to the Members.  The notice must contain certain specified information.  See §5.3(e).

● A Director may be removed by the Members, with or without cause, by the class of Units which elected such Director, at a meeting called for that purpose.  See §5.13.

● The Board may establish reasonable compensation of all Directors for services as Directors, officers or otherwise, and to provide for reimbursement to Directors of their reasonable expenses. See §5.15.
Member Meetings
● Regular meetings of the Members will be called by the Board not less than once a year and are held at our principal office or such other place designated by the Board.  Members holding at least 30% of the Units may also demand in writing that the Board call a meeting of the Members at any time.  See §6.6.
● The presence (in person or by proxy or mail ballot) of Members holding at least 25% of the Units is required for the transaction of business at a meeting of the Members.  Voting by mail ballot or proxy is permitted on any matter if authorized by the Directors.  See §6.14.

Voting Rights of Members
● The Members are not involved in our day-to-day operations but are entitled to vote on certain matters not in the ordinary course of our business.  These matters include: (i) most amendments to the Operating Agreement; (ii) electing Directors; (iii) removing Directors; (iv) approving the sale of all or substantially all of our assets; (v) approving a merger or consolidation with or into another entity; (vi) approving our dissolution (with the Board’s approval); (vii) making an election to be classified for income tax purposes as an association taxable as a corporation; (viii) causing us to acquire any equity or debt securities of any Director or Member (or any of their affiliates) or make a loan to any such party; (ix) creating or issuing additional Series B Units, Series C Units, Series U Units or any additional series of units; (x) changing our status from manager-managed to member-managed; (xi) repurchasing or redeeming any Series B Units, Series C Units, or Series U Units; (xii) causing us to voluntarily take any action that would cause its bankruptcy; and (xiii) approving the transfer or issuance of Units in certain circumstances.  See §§5.3, 5.4, 5.6, 5.13 & 8.1.

● Each Member is entitled to one vote for each Unit as to any matter for which a Member is entitled to vote under the Operating Agreement or the Act.  See §6.5.

● With respect to elections of Directors, every Member entitled to vote at such election has the right to vote the number of Units owned by him or her for as many persons as there are Directors to be elected and for whose election such Member has a right to vote.  Members do not have cumulative voting rights.  See §5.3(a).

● If a quorum is present at any meeting, any question or matter on which the Members are entitled to vote will be decided by the affirmative vote of a majority of the Units entitled to vote and present at a meeting of the Members, whether in person, by mail ballot or by proxy, unless the vote of a greater of lesser proportion or number is otherwise required by Operating Agreement or the Act.  Voting by proxy or by mail ballot shall permitted only on matters where authorized by the Directors.  See §6.15.

●  Any action required or permitted to be taken at a meeting of the Members holding Series B Units may be taken without a meeting, without notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by Members holding the number of Series B Units required to approve such action.  See §6.20.

●  Any action required or permitted to be taken at a meeting of the Members holding Series U Units may be taken without a meeting, without notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by Members holding the number of Series U Units required to approve such action.  See §6.21.

Other Rights of Members
● Subject to applicable confidentiality and security procedures, upon the request of any Member for purposes reasonably related to such Member’s interest as a Member, any Member has the right to inspect and copy: (i) Member and assignee contact information; (ii) contact information for each Director; (iii) our organizational documents; (iv) our federal, state and local income tax and information returns and reports; and (v) our financial statements.   See §§7.1 & 7.2
.
● Necessary tax information will be delivered to each Unitholder as soon as practicable after the end of each fiscal year.  See §7.4.

● To the fullest extent permitted by law, each Member disclaims, waives and agrees not to assert: (i) any dissenters’ or similar rights; (ii) any right to require partition or appraisal of the Company or its assets, or to cause a sale of our property; or (iii) any right to maintain any action for partition or to compel any sale with respect to such Member’s Units, or with respect to any of our property.  See §6.18.

Admission of New Members
● New Members must be approved by the Board.  The Board may refuse to admit any person as a Member in its sole discretion.  Any such admission must comply with the requirements described in the Operating Agreement and is effective only after such person has executed and delivered to us such documentation as determined by the Board to be necessary and appropriate to effect such admission.  Prior to admission as a Member, a prospective Member must agree in writing to be bound by the Operating Agreement and must execute and deliver to us all necessary documentation. See §6.4.

● We may not issue new Units (whether via conversion of the Notes or otherwise) to any person if (i) such issuance would result in the purchaser holding more than 17% of our outstanding Units, or (ii) such person is a competitor of Bunge’s grain merchandising business.  See §5.6(c)(vi).

Restrictions on Transfers of Units
● Units are not freely transferable, and all transfers must comply with the transfer restrictions contained in the Operating Agreement and our Unit Transfer Policy.  All transfers are subject to the approval of the Board.  See §9.1.

Term; Dissolution
● We have a perpetual existence, which will continue until our winding up and liquidation in accordance with the Operating Agreement.  See §1.5.
● We will be dissolved upon the occurrence of any of the following: (i) the affirmative vote of Members holding 66 2/3% of the outstanding Units; or (ii) the entry of a decree of judicial dissolution pursuant to the Act.  See §10.1.

COMMON EQUITY AND RELATED EQUITY HOLDER MATTERS

As of December 31 , 2011, we had (i) 8,805 Series A Units issued and outstanding held by 727 persons, (ii) 3,334 Series B Units issued and outstanding held by Bunge, and (iii) 1,000 Series C Units issued and outstanding held by ICM.  We do not have any established trading market for the Units.  We will use a QMS to provide limited liquidity to its Members, but we will not apply for listing of Units on any stock exchange and the transfer of Units, even via a QMS, will be subject to certain restrictions set forth in the Operating Agreement.  While the Units issued and outstanding as of December 31 , 2011 could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), provided all of the conditions imposed by Rule 144 are complied with, the sale of all Units is severely restricted by the Operating Agreement.  We have not agreed to register any Units under the Securities Act for sale by Members, and no Units other than those offered in this offering are being, or have been publicly proposed to be, publicly offered by us.

To date, we have made no distribution to Members, and we cannot be certain when we will be able to make distributions.  Further, our ability to make distributions will be restricted under the terms of the Credit Agreement, as described in “Management Discussion and Analysis of Financial Condition – Liquidity and Capital Resources” above.

The ICM Equity Agreement provides that the holder of Series C Units have the right to purchase their pro-rata share of any securities issued by us, and the Holdings Equity Agreement provides that Bunge has the right to purchase its pro-rata share (based on the holdings of Bunge and its affiliates) of any securities issued by us.  Furthermore, the Operating agreement provides that the holders of Series B Units and Series U Units (if any are issued) have the right to purchase their pro-rata share of any New Securities (as defined below) issued by us.  “New Securities” are Series A Units, and rights, options, or warrants to purchase Series A Units, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Series A Units.  With the exception of the rights of Bunge and Lenders under such agreements, we do not have any outstanding options or warrants to purchase, or securities convertible into, Units.  Bunge and Lenders have each waived the above pre-emptive rights in connection with Notes we issue in this offering and any subsequent conversion of Notes into Series A Units by the Holders.

FEDERAL INCOME TAX ASPECTS

General

THIS SECTION SUMMARIZES MATERIAL FEDERAL INCOME TAX MATTERS RELATED TO THE OFFERING.  THE DISCUSSION IS BASED ON EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED REGULATIONS THEREUNDER, CURRENT ADMINISTRATIVE RULINGS AND PUBLISHED PROCEDURES, AND JUDICIAL DECISIONS.  THIS SUMMARY IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY BECAUSE CERTAIN OF THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN US MAY NOT BE THE SAME FOR ALL MEMBERS.  IN PARTICULAR, THIS DISCUSSION PRIMARILY ADDRESSES THE FEDERAL INCOME TAX CONSIDERATIONS OF THE HOLDERS AND INDIVIDUAL MEMBERS WHO ARE CITIZENS OR RESIDENTS OF THE UNITED STATES, AND TO A MORE LIMITED EXTENT THE FEDERAL INCOME TAX CONSIDERATIONS OF CERTAIN CORPORATIONS.  THE DISCUSSION GENERALLY DOES NOT ADDRESS THE SPECIFIC TAX ASPECTS OF AN INVESTMENT IN US BY “NONRESIDENT ALIEN INDIVIDUALS.” PROSPECTIVE MEMBERS ARE URGED TO CONSULT THEIR PERSONAL TAX ADVISORS WITH REFERENCE TO THEIR OWN TAX SITUATION.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR NO. 230, EACH PROSPECTIVE INVESTOR SHOULD BE INFORMED THAT (i) THIS DISCUSSION IS NOT INTENDED, AND WAS NOT WRITTEN TO BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (ii) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OF MARKETING BY US, AND (iii) EACH PROSPECTIVE MEMBER/NOTE HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Note Implications

We will pay the principal amount on the Notes on August 31, 2014.  You will report gain or loss in an amount equal to the difference between the amount you receive and your basis in the Note.  If you acquired the Note on its initial issuance, you will likely not recognize any gain or loss on the Note’s redemption.

The Notes will pay interest semi-annually in arrears on January 31st and July 31st.  As described above, we have the option to accrue all or any portion of the interest and add such interest to the outstanding principal balance of the Notes.  Under the terms of the Credit Agreement, we are not permitted to make principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all payments will be made through PIK Interest.

The Notes will be issued with original issue discount (“OID”), and you will be required to include in income (regardless of whether you are a cash or accrual basis taxpayer) in each taxable year that portion of the OID, computed as discussed below, attributable to each day during such year on which you held the Notes.

The amount of OID with respect to each Note will be equal to the excess of (i) its “stated redemption price at maturity” over (ii) its issue price.  Under the OID Regulations, the “stated redemption price at maturity” of each Note will include all payments to be made in respect thereof, including any stated interest payments, other than “qualified stated interest.”  Payments of qualified stated interest are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed or floating rate.  Because we have the option to accrue all or any portion of the interest payments, all interest on the Notes are be taken into account in the determination of the stated redemption price.  Thus, all of the interest is treated as subject to the OID provisions.

As described above, the annual interest rate for the Notes is generally 7.5 percent over the British Bankers’ Association interest settlement rates for U.S. Dollar deposits for an interest period of six months, reset on each February 1st and August 1st.  Thus, the Notes provide for variable rate interest payments.  The Notes should be considered variable rate debt instruments under the Treasury Regulations.

The Treasury Regulations provide for the creation of an equivalent fixed rate and an equivalent fixed rate debt instrument, permitting the holders to determine a yield that can be used in amortizing OID.  The fixed rate substitute for the OID computation is the variable rate as of the issue date.  The equivalent fixed rate debt instrument has identical terms to those under the actual variable rate debt instrument, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the variable rate.

For federal income tax purposes, a U.S. holder of a debt instrument issued with OID must include in gross income an amount equal to the sum of the “daily portions” of such OID for all days during the taxable year on which the holder holds the debt instrument.  The daily portions of OID required to be included in a holder’s gross income in a taxable year will be determined upon a constant-yield basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro-rata portion of the OID on such debt instrument which is attributable to the “accrual period” in which such day is included.  The amount of the OID attributable to each “accrual period” will be the product of the “adjusted issue price” at the beginning of such accrual period and the “yield to maturity” of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period).  The “yield to maturity” is the discount rate that, when used in computing the present value of all payments to be made under the Notes, produces an amount equal to the issue price of the Notes.  The “adjusted issue price” of a debt instrument at the beginning of an accrual period is defined generally as the issue price of the Notes plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the debt instrument.  With respect to a Note, such computations are made under the Note’s equivalent fixed rate debt instrument.

Accrual periods with respect to a Note may be of any length and may vary in length over the term of the Note, as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.  The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.  The amount of OID allocable to the final accrual period at maturity of the Note is the difference between (x) the amount payable at the maturity of the Note, and (y) the Note’s adjusted issue price as of the beginning of the final accrual period.

Thus, the amount of the OID includible by you will generally equal the interest computed based upon the fixed rate substitute on the face of the Note.  This amount of interest is then adjusted to reflect the Notes’ floating interest rate, as such rate becomes set.  Accordingly, OID allocable to an accrual period as computed under the equivalent fixed rate debt instrument must be increased (or decreased) if the interest actually accrued or paid during the period exceeds (or is less than) the interest assumed to be accrued or paid under the equivalent rate debt instrument.  Thus, the amount of OID will generally be determined with reference to the interest rate under the Notes, as such rate fluctuates from time to time.

Accordingly, a U.S. Holder of a Note will be required to include OID in gross income for U.S. federal income tax purposes irrespective of whether cash interest payments are received.  Because the terms of the Credit Agreement prevent us from making principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement, purchasers of Notes should anticipate that all payments will be made through PIK Interest and that no interest will be paid in cash.

We will send to Holders a Form 1099-OID reporting the amount of the Holders OID income.  For example, assume that a person purchases as part of an initial offering a Note with the principal amount of $25,000 on January 1, 2012.  The Note provides for interest to be due and payable semi-annually in arrears on January 31 and July 31 of each year.   The interest on the Note is computed on the basis of a 360 day year and is paid or accrued for the actual number of days elapsed.  We have the option to capitalize and add any or all of the accrued and unpaid interest to the outstanding principal balance of the Note, and this example assumes we capitalize and add to principal the accrued interest.  The interest rate on the Note is to be reset on February 1 and August 1 of each year at a rate per annum equal to 7.5% above the LIBOR six-month rate in effect at such time.  Assume that the interest rate on January 1, 2012, is 7.95% (7.5% above a hypothetical six-month LIBOR rate of 0.45% at the time of issuance of the Note), and the interest rate on the Note increases to 8.0% on February 1, 2012 (7.5% above a hypothetical 2/1/12 six-month LIBOR rate of 0.50%) and remains at such rate for the remainder of 2012.

In the above example, the purchaser will accrue approximately $2,074 in interest throughout 2012.  Therefore, the purchaser will receive a Form 1099-OID indicating they received $2,074 of OID interest income from the Company in 2012.  In the example, the equivalent fixed rate substitute is 7.95%, because that is the interest rate at the time of issuance; the amount of OID is adjusted to reflect the increase in the Note’s interest rate for a portion of the term.

We may prepay or redeem the Notes at any time upon the repayment of the outstanding principal.  The OID Regulations contain rules for determining the “maturity date” and the stated redemption price at maturity of an instrument that may be redeemed prior to its stated maturity date at the option of the issuer.  Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument.  We anticipate that we will not be presumed to redeem the Notes prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Notes.

In general, upon the redemption of a Note, a Holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the redemption and (ii) the Holder’s adjusted tax basis in the Note.  A Holder’s adjusted tax basis in a Note generally will be equal to the Holder’s purchase price of such Note, increased by the amount of OID previously taken into income by the Holder and reduced by the amount of any principal received by the Holder.  Gain or loss realized on the redemption of a Note generally will be capital gain or loss.  Capital gain recognized by individual Holders generally will be subject to a maximum Federal income tax rate of (i) 35 percent if the holder held the Note for one year or less, (ii) 15 percent if the Holder held the Note for more than one year, although this rate is scheduled to increase to 20 percent beginning in 2011.  The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

The conversion of a Note to Units should not be a taxable transaction.  A Holder who converts would include in gross income any OID allocable to the period prior to the conversion, as determined above.

The remainder of this section addresses the federal income tax aspects arising in the event the Notes are converted to Units.

Tax Legislation

Tax proposals continue to be introduced in Congress, and the IRS continues to issue interpretations of such laws.  Many of the proposals involve changes to the tax law that would affect Members.  Further, it can be expected that new legislation will be introduced in Congress.  As of this time it is not possible to predict what changes, if any, will become law. Such changes may have retroactive effect with respect to existing transactions and investments.  Prospective investors should not rely on the prospect that tax benefits provided by existing law will continue to be afforded or that changes in the interpretation of applicable income tax laws will not be made by administrative or judicial action that will adversely affect the tax consequences of an investment in us.  Each prospective investor is urged to consult with his tax advisor concerning the possible effect that such proposals could have on his personal tax situation.

General Taxation of Members

Under the Code, no federal income tax is payable by a partnership as an entity.  Each Member of a limited liability company (“LLC”) that is taxed as a partnership for federal income tax purposes is required to report on his federal income tax return his allocable share (usually as determined by the operating agreement unless its allocation provisions lack “substantial economic effect”) of the income, gains, profits, losses, deductions and credits of such LLC, whether or not any actual distribution is made to such Member.  See “Federal Income Tax Aspects – Member’s Tax Liabilities Could Exceed Distributions.”  Because we are taxed as a partnership for federal income tax purposes, the Members will be treated as partners for tax purposes.  See “Federal Income Tax Aspects – Company Status.” Each Member, other than a tax exempt entity, may deduct his share of our taxable losses, if any, for any company tax year on his individual return to the extent of the adjusted basis of his Units as of the end of such year, subject to the “at risk” rules and all other relevant limitations on the deductibility of our expenses.  See “Federal Income Tax Aspects – Deduction of Losses and Expenses” and “Federal Income Tax Aspects – Personal Tax Consequences.”  The characterization of an item of profit or loss (e.g., as capital gain or ordinary income) will generally be the same for a Member as for us.

Finally, since we may not be able to make cash distributions at the time that a Member has taxable income, Members should not expect to receive any payments from us with which to pay any income taxes due on our income.

Company Status

In General

The avoidance of adverse tax consequences to the Members is dependent upon us being treated as a partnership for federal income tax purposes and not as an association taxable as a corporation under Code §7701.  Treasury Regulations §301.7701-3 (commonly known as the “Check the Box Regulations”) provides that an unincorporated business entity organized under the laws of the United States or any state thereof with more than one owner will be treated as a partnership, rather than an “association” taxable as a corporation, for federal income tax purposes unless such entity elects otherwise.  Because we have not elected to be taxed as an “association” taxable as a corporation, we intend to be treated as a partnership for federal income tax purposes.  However, we have not and will not request a ruling from the IRS that it will be so classified, nor have we sought an opinion from legal counsel that it is more likely than not that we will be classified as a partnership.

Publicly Traded Partnership

Code §7704 treats certain partnerships, the interests of which are either publicly traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) as corporations for federal income tax purposes.  Under Treasury Regulation §1.7704-1(d), interests in a partnership are not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market or the inclusion of its interests in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner, admitting transferee as a partner or otherwise recognizing any rights of the transferee.

We do not intend to list any of our Units on the New York Stock Exchange, the NASDAQ Stock Market or any other stock exchange.  The Treasury Regulations provide certain safe harbors, that if satisfied, will allow transfers to occur that will not result in the partnership’s interests to be treated as publicly-traded or treated as readily tradable on a secondary market or the substantial equivalent.  The safe harbors include transfers:

•	In “private” transfers;
•	Pursuant to a qualified matching service; or,
•	In limited amounts that satisfy a 2% test.

“Private” transfers include, among others:

•
Transfers in which the basis of the partnership interest in the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code §732, related to distributions from a partnership

•	Transfers by gifts in which the transferee’s tax basis in the units is determined by reference to the transferor’s tax basis in the interests transferred;
•	Transfers at death, including transfers from an estate or testamentary trust;
•	Transfers between members of a family as defined in Code §267(c)(4);
•	Transfers from retirement plans qualified under Code §401(a) or an IRA; and
•
“Block transfers.” A block transfer is a transfer by a unit holder and any related persons as defined in the Code in one or more transactions during any thirty-calendar-day period of units that in the aggregate represents more than two percent of the total interests in partnership capital or profits.

Transfers through a qualified matching service, or QMS, are also disregarded in determining whether interests are readily tradable.  A matching service is qualified only if:

•	It consists of a computerized or printed system that lists customers’ bid and/or ask prices in order to match unit holders who want to sell with persons who want to buy;
•	Matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;
•
The seller cannot enter into a binding agreement to sell the interest until the 15th calendar day after his interest is listed, which time period must be confirmable by maintenance of contemporaneous records;

•
The closing of a sale effectuated through the matching service can not occur prior to the 45th calendar day after the interest is listed, which time period must be confirmable by maintenance of contemporaneous records;

•
The matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price (nonfirm price quotes), or quotes that express an interest in acquiring an interest without an accompanying price (nonbinding indications of interest), and does not display quotes at which any person is committed to buy or sell an interest at the quoted price;

•	The seller’s information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and
•	The sum of the percentage interests transferred during the entity’s tax year, excluding private transfers, cannot exceed ten percent of the total interests in partnership capital or profits.

We will utilize a QMS.

In addition, interests are not treated as readily tradable if the sum of the percentage of the interests transferred during the entity’s tax year, excluding private transfers, does not exceed two percent of the total interests in partnership capital or profits.  The Operating Agreement provides that Members must receive the consent of the Board prior to any transfer of Units, and the Board has adopted the

Unit Transfer Policy, pursuant to which it will not approve any transfer of Units that would result in our being treated as a publicly traded partnership.  Thus, we should not be treated as a PTP.

If we are classified as an association taxable as a corporation instead of as a partnership, for any year, we would be subject to federal income tax on its taxable income at rates up to 35% and any applicable state and local taxes; distributions to investors would be taxable as dividends to the investors to the extent of our current and accumulated earnings and profits and would not be deductible by us; and our deductions, if any, would be allowed only us, rather than being passed through to the Members.  If designated by us, such dividends may qualify (provided holding period and certain other requirements are met) for the dividends received deduction in the case of corporate stockholders under Section 243 of the Code.  In the case of individual stockholders for taxable years beginning on or prior to December 31, 2010, such dividends may qualify as qualified dividend income eligible to be taxed at reduced rates under Section 1(h)(11) of the Code (which provided for a maximum fifteen percent (15%) rate), provided certain holding period and other requirements are met.  Under current law, the qualified dividend income will cease to apply for taxable years beginning after December 31, 2010; beginning in 2011, such dividends (including amounts treated as qualified dividends under the law currently in effect) would be taxed as ordinary income.

The remainder of this discussion of “Federal Income Tax Aspects” assumes that we will be classified as a partnership, and not as a corporation, for federal income tax purposes.  Thus, the following rules applicable to partnerships and their partners will apply to us and our Members unless otherwise indicated.

Taxation of Members on Company Profits and Losses

As long as we remain an LLC and maintain our status as a partnership for federal income tax purposes, we generally will not be subject to federal income tax at the entity level.  Rather, each investor, in computing his federal income tax liability for a taxable year, will be required to take into account his allocable share of all items our income, gain, loss, deduction, and credit for the taxable year of the company ending within or with his taxable year, regardless of whether he has received any distributions from us. The characterization of an item of income or loss usually will be determined at the company level rather than the Member level.  The Members may also be subject to state income tax with respect to our income. However, investors should consult their own tax advisors. We make no representations or warranties with respect to the tax effect of distributions to the investors.

Taxable Year

We intend to seek a calendar year end for U.S. federal income tax purposes.  Code §706(b) provides that a partnership’s taxable year shall be the same taxable year, if any, as the taxable year of one or more of its partners which in the aggregate have more than a 50% interest in the partnership’s profits and capital.  If the partnership’s taxable year is not determined under the preceding sentence, the partnership’s taxable year shall be the taxable year of all of the principal partners.  For these purposes, a principal partner is a partner having a 5% or more interest in partnership profits or capital.  If the two preceding requirements do not establish a taxable year, Treasury Regulation §1.706-1(b)(2)(c) requires the partnership to use the taxable year which results in the least aggregate deferral of income to the partners. We expect to have a calendar year end because we anticipate most of our investors will have a calendar year end.

Allocations

The federal income tax law generally provides that a partner’s share of the partnership’s income, gain, loss, deduction or credit is determined by the partnership agreement.  However, if the partnership agreement’s allocation does not have “substantial economic effect,” the allocation shall be determined in accordance with the partner’s “interest in the partnership.”  The IRS has promulgated extensive regulations (“the 704(b) Regulations”) interpreting whether allocations of partnership items have substantial economic effect.  The 704(b) Regulations contain a two part test for determining whether an allocation has substantial economic effect.

First, it must be determined whether an allocation has economic effect.  If so, a second determination must then be made as to whether the economic effect is substantial.  Under the 704(b) Regulations, allocations of partnership income, gain, loss, deduction or credit will have “economic effect” only if throughout the full term of the partnership: (i) the partnership determines and maintains the partners’ capital accounts in accordance with the 704(b) Regulations; (ii) upon the partnership’s liquidation (or the liquidation of a partner’s interest in the partnership), liquidating distributions are required to be made in accordance with the positive capital account balances of the partners; and (iii) any partner with a deficit in his capital account following the liquidation of his interest in the partnership must be unconditionally obligated to restore the amount of the deficit balance to the partnership, which amount shall be paid to creditors of the partnership or distributed to other partners in accordance with their positive capital account balances (a “Deficit

Capital Account Make-Up Provision”).

If the partnership agreement does not provide for a Deficit Capital Account Make-Up Provision, the 704(b) Regulations provide for an alternative economic effect safe harbor.  Under this alternative economic effect test, allocations to a partner will be respected even though the partnership agreement does not impose a Deficit Capital Account Make-Up Provision if items (i) and (ii) above are satisfied and the partnership agreement contains a “Qualified Income Offset” provision. Under a Qualified Income Offset provision, a partner may not be allocated losses or deductions which result in the partner having a negative capital account and, if such partner unexpectedly receives an adjustment or allocation of loss or deduction or a distribution which results in, or increases, a deficit capital account, such partner will be allocated items of gross income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

Second, the 704(b) Regulations provide the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will effect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. A shift in income tax consequences which is disproportionately large in relation to the shift in economic consequences will result in an allocation which does not have substantial economic effect.

The allocations of losses or deductions to partners attributable to nonrecourse debt (“nonrecourse allocations”) cannot have substantial economic effect because the creditor, rather than the partners, bears the economic risk of such losses. Therefore, the 704(b) Regulations require that nonrecourse deductions be allocated in accordance with the partner’s interest in the partnership.  The 704(b) Regulations provide the following safe harbor rule: nonrecourse allocations are deemed to be made in accordance with partners’ interests in the partnership if (i) partners with deficit capital accounts have an unconditional obligation to restore their capital account deficit or (ii) agree to a qualified income offset provision, and the following criteria are satisfied:

(i)	the two conditions set out above with regard to the maintenance of capital accounts and the provision for liquidating distributions in accordance with positive capital account balances are satisfied;
(ii)	the partnership agreement provides that nonrecourse allocations are made in a manner that is reasonably consistent with allocations which have substantial economic effect of some other significant partnership item attributable to partnership property securing the nonrecourse liabilities;
(iii)	the partnership agreement contains a minimum gain chargeback provision; and
(iv)	all other material allocations and capital account adjustments under the partnership agreement satisfy the 704(b) Regulations.

If an allocation does not qualify under this safe harbor, then the allocation must be made in accordance with the partners’ overall economic interests in the partnership.

Nonrecourse allocations are defined as the net increase in partnership “minimum gain” for each taxable year, reduced (but not below zero) by the aggregate distributions of proceeds of a nonrecourse liability made during the year that are allocable to an increase in partnership minimum gain.  Minimum gain is the difference between the amount of a nonrecourse liability securing a property and the adjusted basis of such property. A minimum gain chargeback provision generally requires that in any year in which there is a net decrease in partnership minimum gain, each partner must be allocated items of partnership income and gain equal to that partner’s share of the net decrease in minimum gain.  The 704(b) Regulations also provide that a partner’s share of minimum gain is treated as if the partner is obligated to restore such amount to its capital account. The 704(b) Regulations provide that debt held or guaranteed by any partner (or related party) will not be treated as nonrecourse debt.  Accordingly, losses and deductions attributable to such debt must be allocated to the partner holding or guaranteeing the debt (or held or guaranteed party).

In certain circumstances, such as an additional contribution by a new or current partner in exchange for a greater interest in the company (such as this offering), capital accounts of the current Members will be adjusted consistent with the 704(b) Regulations to reflect unrealized appreciation or depreciation in the value (a “Revaluation”) of our property at the time of the capital contributions.  Where a Revaluation is made, the capital accounts of the Members must be maintained on a book basis which differs from a tax basis.  A Revaluation may increase or decrease the capital accounts of certain Members, which will affect the distribution of liquidation proceeds among Members.  Thus, following a Revaluation, Members will not share in liquidation proceeds based upon their previous capital contribution amounts, but based on the adjusted capital accounts.

In addition, a Revaluation could impact the amounts of income, gain, loss and deduction allocated among the Members for tax purposes.  The 704(b) Regulations require that the tax allocations reflect the differences between the Members’ share of the book basis of the assets and the tax basis in making the tax allocations of income, gain, loss and deduction.  If the Revaluation results in a book up of the current Members’ capital accounts and we use the “ceiling rule” under the Regulations, which rule provides that the total income, gain, loss, or deduction allocated to partners for a taxable year with respect to a property cannot exceed the total partnership income, gain, loss, or deduction with respect to that property for the taxable year, an investor’s allocation of income or gain may be greater (or loss or deduction may be less) than anticipated.  Therefore, investors in this offering may not realize tax benefits from their Units in amounts that relate to the amount of their investment in us.

The Operating Agreement includes provisions generally designed to comply with the 704(b) Regulations’ requirements.  The Operating Agreement provides generally that the maintenance of the Members’ capital accounts is intended to comply with the 704(b) Regulations. The Operating Agreement generally provides that Profits and Losses are to be allocated among the Members in proportion to Units held. The Operating Agreement contains minimum gain chargeback provisions and Qualified Income Offset provisions.  Liquidating distributions are to be made in accordance with the positive balance of the Members’ capital accounts.  Thus, we believe that the allocations under the Operating Agreement should satisfy the requirements for substantial economic effect or the allocations should be in accordance with the Members’ interest in us and our allocation of non-recourse deductions should be respected.  However, if they are not, the IRS may reallocate our allocations of income, gain, loss and deductions among the Members.  It is possible that such a reallocation would be less favorable to certain Members, resulting in a reduction in the amount of net loss or an increase in the amount of net income allocated to such Members.

Members’ Tax Liabilities Could Exceed Distributions

Because we may not make distributions and Members may have taxable income from our operations, Members should expect to have to pay the taxes on any such income with other funds of the Member.  A Member’s tax liability from income from us in any year may exceed such Member’s distributions to him in the same year.

Distributions

Distributions of net cash flow (if any) or liquidation proceeds generally will not be taxable to the partners.  However, if the amount of cash distributions (whether as a normal operating distribution or a distribution in liquidation of all or part of the partner’s interest) to a partner exceeds the partner’s basis in his partnership interest, then the excess is taxed to him as a gain on the sale or exchange of his partnership interest.  A decrease in a partner’s share of partnership liabilities is treated for federal income tax purposes as a cash distribution to the partner.  If such deemed distribution exceeds the partner’s basis in his partnership interest, the excess generally is taxed to him as gain on the sale or exchange of his partnership interest.  In addition, in certain circumstances, the distribution of marketable securities is treated as a distribution of cash.  A marketable security generally includes a financial instrument that is actively traded.

If the cash distribution results in a shift of a Member’s share of our interest in unrealized receivables or appreciated inventory items, the Member and we may be required to report income or loss on a deemed sale or exchange of their respective interests with respect to such assets and a portion of the gain or loss that would be treated as capital gain or loss might be recharacterized as ordinary income or loss.

Limitation of Loss Deductions

Basis Limitation

A partner may not deduct on his income tax returns his allocable share of the partnership’s losses to the extent that such losses exceed the partner’s “basis” in his partnership interest. Excess losses which may not be deducted as a result of this limitation are carried forward indefinitely and may be deducted to the extent that, at the end of any subsequent year, the partner’s basis in his partnership interest exceeds zero.

Generally, a partner’s “basis” in his partnership interest is, initially, equal to the price paid for such interest plus his share of the partnership’s liabilities.  Such basis is increased by the partner’s allocable share of the partnership’s income and additional contributions and decreased (but not below zero) by his allocable share of the partnership’s tax losses and by the amount of any distributions of cash or property to him by the partnership.

As stated above, a partner’s basis in his partnership interest also includes his share of partnership liabilities.  For purposes of determining basis, an increase in a partner’s share of partnership liabilities is treated as a contribution of money by such partner to the partnership and a decrease in his share of partnership liabilities is treated as a distribution of money to him.

Any losses that cannot be deducted because they exceed the Member’s basis in his Units may be carried forward indefinitely and deducted in future years to the extent the Member has additional basis at that time.

It is anticipated that each Member’s initial basis in us will be equal to the amount of his initial capital contribution.  However, the basis of any partner, or member in an LLC taxed as a partnership for federal income tax purposes, who receives a Unit pursuant to a merger in which we are the surviving entity generally will be equal to such partner’s or Member’s, as the case may be, basis in his interest in the terminating entity unless a Code §754 election is in effect.

“At Risk” Rules

Code §465 limits the amount of losses which certain investors may deduct from an investment to the amount with respect to which the taxpayer is “at risk” for such activity.  Code §465’s limitations only apply to individuals and C corporations in which five or fewer individuals own more than 50% in value of the outstanding stock of such corporation at any time during the last half of the taxable year.  In determining whether five or fewer individuals own more than 50% of a corporation, certain attribution rules apply so that stock owned by a corporation, partnership or trust might be reattributed proportionally to its respective shareholders, partners or beneficiaries. If a partner is subject to Code §465’s limitations, such partner’s distributive share of a partnership loss is limited to the amount with respect to which the partner is at risk under Section 465’s provisions.

A taxpayer is at risk for an activity to the extent of cash and the adjusted basis of other property contributed to such activity.  In addition, a taxpayer generally is at risk for amounts borrowed for use in an activity to the extent the taxpayer is personally liable for the repayment of the loan or has pledged property, other than property used in such activity, as security to the extent of the net fair market value of the taxpayer’s interest in such property (other than for amounts borrowed from any person who has an interest in the activity other than as a creditor or from a person related to someone (other than the taxpayer) with an interest in the activity).  The amount at risk is increased by the amount of partnership income and reduced by the amount of partnership loss and distributions from the partnership to the taxpayer.  If the taxpayer’s loss is limited by the at risk provisions, the loss may be carried forward and deducted when the taxpayer’s amount at risk increases.

If, at the end of a taxable year, a taxpayer’s amount at risk is reduced below zero, the negative amount must be recaptured by including it in the taxpayer’s gross income to the extent of net losses taken with respect to the activity.  The amount of recaptured income can be carried forward and deducted later when and to the extent the taxpayer’s amount at risk is above zero.

Passive Activity Rules

Code §469 limits the ability of certain investors to deduct passive activity losses in excess of such investor’s passive activity income in any given year.  Code §469’s limitations only apply to individuals, estates, trusts, personal service corporations and C corporations in which five or fewer individuals own more than 50% in value of the outstanding stock of such corporation at any time during last half of taxable year.  In determining whether five or fewer individuals own more than 50% of a corporation, certain attribution rules apply so that stock owned by a corporation, partnership or trust might be reattributed proportionally to its respective shareholders, partners or beneficiaries.  Generally, losses from passive activities may be deducted only against passive activity income, and may not be used against other income such as salary or portfolio income (such as dividends, interest, annuities, royalties, and non-business capital gains).  However, if a taxpayer disposes of all of his interest in a passive activity in a fully taxable transaction, the taxpayer is allowed to offset non-passive income with any suspended passive activity losses attributable to such disposed activity.

A “passive activity” is generally any activity involving the conduct of a trade or business in which the taxpayer does not “materially participate.”  A taxpayer “materially participates” in an activity involving the conduct of a trade or business if the taxpayer participates in the activity on a “regular, continuous, and substantial basis” during the tax year.  Therefore, if we are considered to conduct a “trade or business,” a Member who merely owns Units and does not participate in our activities will not be deemed to “materially participate” in our activities and, thus, any losses from our activities will generally be considered passive activity losses that may only be used to offset the Member’s passive activity income.

Deduction of Specific Losses and Expenses

In addition to the limitations discussed above, a partner’s ability to deduct his allocable share of losses may be limited by (i) the limitations on the deductibility of (A) certain itemized deductions under Code §§67 and 68; (B) capital losses; (C) investment interest expense; and (D) “syndication expenses” and “organizational expenses,” and (ii) the alternative minimum tax system.  See “Federal Income Tax Aspects – Personal Tax Consequences” for a discussion of the limitation on the deduction of investment interest

deductions and the alternative minimum tax system and “Federal Income Tax Aspects – Capital Gains and Losses.”   Because the above rules are applicable to LLCs and their Members if the LLC is taxed as a partnership for federal income tax purposes, such rules will apply to the Members.

Limitation on Deductibility of Itemized Deductions under Code Sections 67 and 68

Certain miscellaneous itemized deductions, including expenses related to the production of income, are deductible by individuals only to the extent that such aggregate expenses exceed two percent (2%) of such individual’s adjusted gross income.  Thus, an individual Member must combine the expenses allocated to him by us along with his other miscellaneous itemized deductions and such amounts will not be deductible in whole or in part, to the extent that the aggregate amount of miscellaneous itemized deductions does not exceed the two percent (2%) floor.  Additionally, such amount will also be subject to the overall limitation on itemized deductions imposed on certain “high-income” individual taxpayers under Code Section 68.  If Code §68 applies to a Member, the amount of the Member’s itemized deductions otherwise allowable for a taxable year will be reduced by the lesser of (i) three percent (3%) of the excess of the Member’s adjusted gross income over an indexed amount, or (ii) eighty percent (80%) of the amount of the itemized deductions otherwise allowable for such taxable year.  This reduction under Code §68 is reduced by two-thirds (2/3) in taxable years 2008 and 2009 and is scheduled to be completely phased out by taxable year 2010, but fully reinstated in taxable year 2011.  For purposes of Code §68, the phrase “itemized deductions” does not include the deduction under Code §213 relating to medical, etc. expenses, any deduction for investment interest and some of the deductions allowed under Code §165(a), including casualty losses, theft losses and wagering losses.

“Syndication Expenses” and “Organizational Expenses”

“Syndication expenses” are expenses paid to sell, or promote, the sale of an interest in a partnership.  Syndication expenses are neither deductible nor amortizable by the partnership or any partner.  As we are an LLC taxed as a partnership for federal income tax purposes, neither we nor the Members may deduct or amortize our syndication fees for selling additional Units.

“Organizational expenses” are expenses that are (i) incident to the creation of a partnership, (ii) chargeable to capital account; and (iii) of a character that, if expended incident to the creation of a partnership having an ascertainable life, would be amortized over such life.  If an election is made, up to $5,000 of organizational expenses incurred after October 22, 2004, are deductible in the tax year in which we began business, but this $5,000 amount is reduced by the amount by which the organizational expenses exceed $50,000.  The remainder of any organizational expenses may be deducted ratably over a 180-month period by us.  If we are liquidated before all of the organizational expenses have been deducted, the remaining organizational expenses are deductible to the extent allowable under the Code §165 loss rules.

Capital Gains and Losses

If a Member sells or exchanges his Units, the Member will recognize a net taxable gain or loss in an amount equal to the difference between the Member’s adjusted income tax basis in the Units sold and the amount realized on the sale.  As a general rule, the sale by a Member of an interest in an LLC taxed as a partnership is considered to be a sale of a capital asset by such Member, and the gain or loss will be taxed as a capital gain or loss, as the case may be.  Under current law, net long-term capital gains are generally taxed at a rate of not greater than fifteen percent (15%), but, beginning in 2011, such maximum rate is scheduled to increase to 20%.  To the extent that we are considered to hold substantially appreciated inventory or unrealized receivables at the time of a sale or exchange by a Member, a portion of the gain recognized could be characterized as ordinary income rather than capital gain.

The current 15% maximum rate on net long-term capital gains is substantially lower than the current highest marginal rate of 35% on non-compensatory ordinary income, which ordinary rate income rate will increase to 39.6% in 2011.  Thus, to the extent that income is generated from interest, distributions, and short-term capital gains, the tax imposed upon upper income individuals would be higher than the tax imposed upon such individuals from gains from the sale of capital assets held for more than twelve months.  See, however, “Federal Income Aspects – Personal Tax Consequences – Limitation on Investment Interest Deductions” for an election which can be made to include all or a part of a Member’s net capital gain in the determination of investment income if he elects to reduce the net capital gain eligible for the 15% maximum rate by the same amount.

Losses from the sale or exchange of capital assets by individuals are allowed only to the extent of the gains from such sales or exchanges, plus the lesser of (i) $3,000 ($1,500 in the case of a married individual filing a separate return) or (ii) the excess of such losses over such gains.  To qualify for long-term capital gain or loss treatment, a capital asset must be held for a period of more than 12 months.  A capital asset held for a period of not more than twelve months will qualify for short-term capital gain or loss treatment.

Personal Tax Consequences

The provisions of the Code discussed below relate to items that may have tax consequences to each Member beyond those arising directly from his investment in us.  The applicability of such provisions to a Member must be considered with regard to such Member’s individual tax situation, which is beyond the scope of this discussion.

Alternative Minimum Tax Liability

The alternative minimum tax (AMT) is payable by a Member to the extent that the Member’s alternative minimum tax exceeds his regular tax.  The AMT is calculated based on the Member’s alternative minimum taxable income.  As a general rule, alternative minimum taxable income is equal to a taxpayer’s taxable income for regular tax purposes (i) adjusted to reflect differences in the treatment of items of income and deduction for minimum tax purposes and (ii) increased by items of tax preference.  Because of the flow-through nature of an entity characterized as a partnership for federal income tax purposes, the AMT is not imposed on the Company as such.  Instead, items of income, gain, loss, deduction, and tax preference are allocated to a Member by us and will affect the calculation of the Member’s AMT liability.  Because many of the expenses that will flow through to the Members from the Company will be deductible only as miscellaneous itemized deductions, such expenses will be an adjustment item to a Member for purposes of computing his AMT liability.  The extent to which any of our items of tax preference or adjustments will subject a Member to the AMT will depend on each Member’s overall tax situation.

Limitation on Investment Interest Deductions

Generally, under Code §163(d), a taxpayer’s “investment interest” may be deducted only to the extent of the taxpayer’s “net investment income.”  Investment interest that is not deductible by reason of this limitation generally may be carried forward to later taxable years as investment interest.  In general, “investment interest is any otherwise deductible interest paid or accrued on indebtedness properly allocable to property held for investment.”  Net investment income is investment income less investment expenses.  Investment income is the sum of (i) gross income from “property held for investment” (excluding net gain attributable to the disposition of property held for investment), (ii) the excess of net gain attributable to the disposition of property held for investment over the net capital gain determined by only taking into account gains and losses from dispositions of property held for investment, and (iii) so much of the net capital gain referred to in clause (ii) or if lesser, the net gain referred to in clause (ii) as the taxpayer elected to take into account in determining investment income.  If the taxpayer elects to take any amount into account under clause (iii), the taxpayer’s net capital gain (for purposes of applying the special tax rate applicable to long-term capital gains) for the taxable year will be reduced by an equivalent amount.

Investment expenses are deductible expenses (other than interest) that are directly connected with the production of investment income.  “Property held for investment” includes (i) property which produces portfolio type income and (ii) any interest held by a taxpayer in an activity involving the conduct of a trade or business which is not a passive activity and with respect to which the taxpayer does not materially participate.  For these purposes, portfolio type income is income of the type described in Code §469(e)(1), i.e., gross income from interest, distributions, annuities, or royalties not derived in the ordinary course of a trade or business, gain not derived in the ordinary course of a trade or business which is attributable to the disposition of property producing interest, distributions, annuities, royalties, or similar types of income, and gain not derived in the ordinary course of a trade or business which is attributable to the disposition of property held for investment.  To the extent interest is attributable to a passive activity, it is treated as a passive activity deduction and is subject to the passive activity limitations, not the investment interest limitations.  See “Federal Income Tax Aspects – Passive Activity Rules.”  Investment income and investment expenses do not include income or expenses taken into account in determining income or loss from a passive activity.

Although not free from doubt, it appears that, except as discussed below, interest expense incurred by us or incurred by a Member to purchase Units (provided the debt is allocated to the investment in the Units in accordance with the Treasury Regulations) in us will not be investment interest.  Rather, since our undertaking involves a trade or business activity, interest expense allocable to our undertaking should constitute a passive deduction with respect to the activity if the Member does not materially participate in the activity, or trade or business interest expense if the Member is deemed to materially participate in the activity.  To the extent interest is a passive deduction, it is subject to the limitations on deductibility discussed in “Federal Income Tax Aspects – Passive Activity Rules” in connection with the discussion of passive losses.

Nevertheless, to the extent that any such interest expense is properly allocable to portfolio income (i.e., interest, distributions, annuities, and royalties not derived in the ordinary course of a trade or business and gain not derived in the ordinary course of business attributable to the disposition of property producing any of the foregoing types of income), such interest expense is treated as investment interest.  Potential investors should be aware that complex rules govern the allocation of borrowed funds (and the interest expense incurred with respect to such borrowed funds) among a taxpayer’s expenditures.  Accordingly, investors planning to borrow funds to purchase Units should consult their tax advisor concerning the proper way to borrow funds so that the interest expense incurred in connection with such borrowing will not be allocated in a manner that renders such interest non-deductible.

Deductibility of Interest Incurred to Purchase or Carry Tax-Exempt Obligations

In the case of a Member who holds tax-exempt securities and plans to borrow money to purchase his Units, it is possible that the IRS might seek to disallow the deductibility of all or a portion of such investor’s expenses incurred in connection with such borrowing, claiming that the indebtedness was incurred to “purchase or carry” tax-exempt securities under Code §265(a)(2).  Such risk would substantially increase for a Member whose tax-exempt obligations were used as security for the debt incurred to purchase his Units.

Estimated Income Tax Payments

A Member may be required to make estimated income tax payments based on the income, if any, generated by us.  The amount of the estimated income tax payments may exceed the amount of cash distributed to the Member as of the date the estimated income tax payments are due.  Additionally, we may not prepare and distribute financial reports in time for the Members to use the information to compute the amount of the required estimated income tax payments.  This could result in a Member being subject to an IRS penalty for failing to pay sufficient estimated income taxes in a timely manner.

Retroactive Allocations

A Member’s share of our income and loss will be determined by taking into account his varying interests in us during the taxable year.  This prevents any allocation to a Member of income realized or loss incurred prior to the admission of the Member to us.  Therefore, a Member who is admitted subsequent to the day on which investors are initially admitted as Members will be allocated his pro-rata share of income realized or loss incurred by us subsequent to the admission of such Member.

Tax Exempt Investors

Unrelated Business Taxable Income. Employee benefit plans and most other tax-exempt organizations, including individual retirement accounts and other retirement plans, generally are exempt from federal income tax.  However, certain of these organizations are subject to federal income tax on unrelated business taxable income (“UBTI”).

In general, UBTI is the gross income derived by organizations otherwise exempt from federal income taxation under Code §501(a) from an unrelated trade or business regularly carried on by it, less certain deductions incurred in carrying on that trade or business.  Unrelated business taxable income does not include distributions, interest, payments with respect to securities loans, and lapses or terminations of options, as well as gains from the sale, exchange or other disposition of property other than inventory and property held primarily for sale to customers in the ordinary course of a trade or business unless the property is “debt financed property.”

If such a plan or organization is a Member, such Member could be subject to UBTI on its distributive share of our income because of our intended status as a partnership for federal income tax purposes.  Section 512 of the Code generally allows a deduction of $1,000 in computing the amount of UBTI subject to income tax.  Thus, if the amount of UBTI is sufficient, an otherwise tax-exempt entity may be subject to federal income tax on a portion of its share of our income, as well as state and local taxes.  Accordingly, tax-exempt investors, including employee benefit plans and other tax-exempt organizations, should consult with their tax advisors regarding the potential implications of investing in the Company.

Excess Business Holdings.  Private foundations may be subject to an excise tax if the private foundation has any excess business holdings.  Code §4943 generally imposes an excise tax on a private foundation’s excess business holdings in a business enterprise during a tax year.  For these purposes, a private foundation’s excess business holdings include certain business holdings of the foundation’s disqualified persons, which generally include substantial contributors, foundation managers, certain owners of substantial contributors, certain organizations owned by disqualified persons and certain related foundations.

Generally, a business holding will not be excess unless more than 20% of a business enterprise is owned, although in certain circumstances the ownership will not be excess unless more than 35% is owned.  These rules apply not only to the ownership of corporation stock, but also to interests in partnerships, joint ventures and trusts.  The ownership percentage generally is determined based upon the ownership of voting stock of corporations and profits interests of partnerships.  In determining a private foundation’s or disqualified person’s ownership, the Code and regulations apply certain attribution rules, including treating stock or other interests owned, directly or indirectly, by or for a corporation, partnership, estate or trust as owned proportionately by or for its shareholders, partners or beneficiaries.  However, any interest in a business enterprise owned by a corporation that is actively engaged in a trade or business generally is not deemed constructively owned by its shareholders, unless the corporation is involved in certain prohibited transactions as defined in the regulations.  A corporation is not considered actively engaged in a trade or business if the assets used in the trade or business are insubstantial when compared to its passive holdings or the trade or business is not a business enterprise because it is a functionally related business or derives at least 95% of its gross income from passive sources, as discussed below.

The term “business enterprise” is broadly defined to include the active conduct of a trade or business, including any activity that is regularly carried on for the production of income from the sale of goods or the performance of services, and that constitutes an unrelated trade or business.  The term “business enterprise” generally does not include a functionally related business, a program-related investment or a trade or business at least 95% of the gross income of which is derived from passive sources, including dividends, interest, annuities, royalties, certain rental income, gain or losses from sales, exchanges or other disposition of non-inventory property and income from the sale of goods, if the seller does not manufacture, produce, physically receive or deliver, negotiate sales of, or keep inventories in the goods.

With respect to a private foundation’s investment in the Company, our operations could constitute a business enterprise.  Therefore, ownership of the Units by a private foundation could subject the foundation to the excise tax on excess business holdings if the foundation meets the applicable ownership threshold.

Audits by the Internal Revenue Service

In the event of an audit by the Service, adjustments in tax liability with respect to Company items generally will be made at the Company level in a single proceeding, rather than in separate proceedings with each Member.  If adjustments are made to items of Company income, gain, loss, deduction, or credit as the result of an audit of the company, the tax returns of the investors may be reviewed by the IRS, which could result in adjustments of non-Company items as well as company items.  The Code establishes a single partnership level proceeding for the resolution of partnership issues. Under this resolution procedure, as applied to us, the following general rules apply:

●	Only Company issues will be considered in the LLC level proceeding; any other issue relating to a Member will be handled in a separate proceeding relating only to such Member;
●	Each Member will be entitled to notice of (i) the commencement of an LLC level audit and (ii) an LLC administrative adjustment;
●
Our Tax Matters Partner (“TMP”) (which is any Member appointed by the Board of Directors who accepts that appointment) will be required to keep all Members informed of certain developments in the proceedings;

●	Each Member will have a right to participate in any administrative proceeding;
●	The TMP will have the first right to initiate judicial review of a final administrative adjustment, but if the TMP fails to do so, a Member may do so;
●	A Member may participate in the judicial proceedings; and
●	Settlement terms made available to one Member will be available to all Members.

The Code also provides for LLC-level proceedings for amending our returns or filing claims for refunds based on our issues.

The TMP generally will not be able to bind any partner to a settlement agreement; however, only one judicial proceeding to contest a partnership’s tax adjustment will be permitted, which may be initiated by the TMP or certain partners.  All partners will be bound by a decision entered in a judicial proceeding involving a partnership tax adjustment.

Notwithstanding the above, the IRS may assess a deficiency without conducting an administrative proceeding at the partner level against any partner whose treatment of an item on his individual return is inconsistent with the treatment of that item on our federal income tax return, unless the partner files a statement with the IRS identifying the inconsistency. In the event an item is treated inconsistently and a statement is not filed, the IRS may assess and collect the additional tax necessary to make the partner’s treatment of the item consistent with our treatment of the item.

Interest And Penalties

Interest.  If we are audited by the IRS and adjustments are made to our returns, income tax deficiencies may result or be asserted against the Members.  Interest will be due on such deficiencies from the due date of such Member’s federal income tax return (without regard to any extension) for the year of adjustment.

Accuracy Related Penalties.  The Code provides for an accuracy related penalty equal to 20% of the portion of the underpayment to which such penalty applies.  The accuracy related penalty applies to the portion of any understatement which is attributable to certain taxpayer actions, including one or more of the following: (i) negligence or disregard of rules and regulations; (ii) any substantial understatement of income tax; or (iii) any substantial valuation misstatement.  For this purpose, “negligence” includes any failure to make a reasonable attempt to comply with the Code, and “disregard” includes any careless, reckless or intentional disregard.  A “substantial understatement of income tax” exists for most taxpayers if the amount of the understatement for any taxable year exceeds the greater of (i) 10% of the tax required to be shown on the return or (ii) $5,000.  C Corporations have a substantial understatement if the understatement exceeds the lesser of (i) 10% of the tax required to be shown on the return, or, if greater, $10,000 and (ii) $10 million.

The understatement amount for “substantial understatement” purposes is reduced by the portion attributable to (i) any item if there is or was substantial authority for such treatment, or (ii) any item where (a) the relevant facts are adequately disclosed on the return and (b) there is a reasonable basis for the tax treatment of such item by the taxpayer (and, if a corporation, clearly reflects income).  This reduction rule does not apply to any item attributable to a tax shelter.  A “tax shelter” means a partnership or other entity, any investment plan or arrangement, or any other plan or arrangement, if a significant purpose of such partnership, entity, plan, or arrangement is the avoidance or evasion of federal income tax.  As indicated above, a taxpayer does not need to disclose a position on a return to avoid a penalty if the taxpayer had substantial authority.

In 2008, Congress amended the return preparer penalty provisions so that a return preparer may be exposed to a penalty if the preparer (i) prepares any return or claim of refund with respect to which any part of an understatement of liability is due to a position described in the following sentence and (ii) the preparer knew or reasonably should have known of the position.  The position described in the preceding sentence is: (a) Except as otherwise provided in (b) and (c), a position is described in the preceding sentence unless there is or was substantial authority for the position; (b) if the position was disclosed and is not a position to which (c) applies, the position is described in the preceding sentence unless there is a reasonable basis for the position; (c) if the position is with respect to a tax shelter or a reportable transaction to which Code Section 6662A applies, the position is described in the preceding sentence unless it is reasonable to believe that the position would more likely than not be sustained on its merits.  No penalty is imposed on the preparer under this provision if the preparer acted in good faith and if reasonable cause for the understatement is shown.  Accordingly, a conflict may exist between a taxpayer and its preparer as to an item that may need to be disclosed in order for such person to avoid potential penalties.

A substantial valuation misstatement occurs if the value of any property (or the adjusted basis) is 150% or more of the amount determined to be the proper valuation or adjusted basis.  The penalty doubles to 40% in the case of a gross valuation misstatement, which occurs if the property’s valuation (or the adjusted basis) is overstated by 200% or more.  No penalty will be imposed unless the underpayment attributable to the substantial valuation misstatement exceeds $5,000 ($10,000 in the case of a C corporation).  No accuracy related penalty is imposed on a portion of the understatement if the taxpayer has reasonable cause for the portion and the taxpayer acted in good faith with respect to such portion.

Code §6662A provides an accuracy related penalty for understatements attributable to any “listed transaction” or any “reportable transaction” with a significant tax avoidance purpose.  Both a “listed transaction” and a “reportable transaction” are defined by reference to Code §6707A(c), which in turn refers to the regulations under Code §6011.  The penalty is generally 20% of the understatement if the taxpayer discloses such transaction, and 30% if the transaction is not disclosed.

The accuracy related penalty for listed transactions and reportable transactions can be avoided with respect to any portion of the understatement if (i) it is shown there was a reasonable cause for that portion of the understatement and the taxpayer acted in good faith, (ii) the relevant facts affecting the taxpayer’s treatment are adequately disclosed in accordance with the regulations, (iii) there is or was substantial authority for the taxpayer’s treatment of the item, and (iv) the taxpayer reasonably believed the treatment of the item was more likely than not proper.

We currently anticipate that we will not be a “tax shelter” as defined under these accuracy related penalty rules.  In addition, we currently anticipate that our operations and investments will not result in the Company or investors being deemed to participate in a listed transaction or reportable transaction.  However, these rules are broad and highly technical, and no assurance can be given that the IRS would not attempt to treat us as a tax shelter or that the IRS would not attempt to deem our operations or investments as listed or reportable transactions, or that such attempts would not be successful.  See “Reportable Transactions; Non-Deductible Interest”, under this heading.

Reportable Transactions.  Entirely independent of the accuracy related penalties described above, an additional penalty is imposed on taxpayers who fail to disclose a reportable transaction or listed transaction.  The amount of the penalty is as follows: for natural persons, $10,000 for a reportable transaction and $100,000 for a listed transaction; for all other taxpayers, $50,000 for a reportable transaction and $200,000 for a listed transaction.

The IRS has issued regulations that identify reportable transactions:

(i)	listed transactions, which are (a) abusive transactions that the IRS has identified by notice, regulation, or other published guidance or (b) transactions that are expected to obtain the same or substantially similar tax consequences;
(ii)	confidential transactions, which are transactions in which a paid advisor limits the taxpayer’s disclosure of the tax treatment or tax structure of the transaction;
(iii)	transactions with contractual protection, in which (a) the taxpayer’s fees are contingent on achieving the intended tax consequences, or (b) the taxpayer has a right to a full or partial refund of fees if the expected tax consequences are not sustained;
(iv)	excessive loss transactions, which are transactions that (a) are not included in the “angel list” of acceptable transactions in Rev. Proc. 2004-66, and (b) result in a deductible loss exceeding: $10 million for a single tax year (or $20 million in any combination of years), if the taxpayer is a corporation or a partnership with only corporate partners; $2 million in a single tax year (or $4 million in any combination of years), if the taxpayer is a partnership, S corporation, individual or trust; or $50,000 in a single tax year if the loss arises from certain foreign currency transactions and the taxpayer is an individual or trust; and
(v)	transactions of interest, which is a transaction that is the same as or substantially similar to one of the types of transactions that the Service has identified by notice, regulation or other form of written guidance as a transaction of interest.

Although we currently anticipate that we will not participate in listed or reportable transactions, we will comply with the laws in all respects and will make such filings and disclosures as we and our advisors determine are appropriate or required.

Method of Accounting

We use an accrual method of accounting for federal income tax purposes.  As a general rule, under an accrual method of tax accounting, income will be recognized for tax purposes in the year in which it is earned, and expenses will be deductible in the year in which (i) all events have occurred that establish the fact of liability, (ii) the amount of the liability can be determined with reasonable accuracy, and (iii) economic performance has occurred.  This means that we, and therefore the Members, could recognize income and receive deductions attributable to our activities in taxable years other than the taxable year in which the cash attributable to such income or deduction is actually received or spent by us.

Tax Elections

Pursuant to the Operating Agreement, we may elect that the basis of our assets be adjusted for federal income tax purposes in accordance with Code §754 in accordance with the procedures set forth in the applicable Treasury Regulations upon certain Unit transfers and distributions.  In addition, due to recent Code amendments, we may be required to report certain items as if we made a Code §754 election.  As a result of any such Code §754 election, upon the sale or exchange of a Unit the transferee Member’s basis of our property would be adjusted to reflect the difference between the cost of the Unit to the transferee Member and that Member’s proportionate share of our basis in its property.  Such election could decrease the amount of gain recognized by the transferee Member when we sell property and could increase the transferee Member’s share of certain deductions.  Such election, once made, is irrevocable without the consent of the IRS, which will only consent if it finds sufficient grounds for such revocation, such as a change in the nature of the partnership business or a substantial increase in the partnership assets.  In the event we decide to revoke our Code §754 election after it is made and the IRS approves such revocation, then the ability of the Members to sell their Units could be inhibited, the amount a prospective purchaser would be willing to pay for a Unit could be reduced and the value of a Unit to a transferee receiving it by bequest or inheritance on the death of a Member could be reduced.

Tax Information

We will annually provide Members with a Schedule K-1. If requested, we will also provide the following information to respective

Members:

●	A Member’s actual tax basis following the preparation of the member’s tax return and the member’s Schedule K-1s.
●
An estimate of a Member’s tax basis prior to calculating the actual tax basis.  This estimate will be prepared on a best-efforts basis and be based on the best available information at the time; it may vary materially from a Member’s actual tax basis for the year.

We will use our best efforts to provide Members tax information in a timely manner. However, the timing of our distribution of the Schedule K-1s may not occur in time for Members to file their own tax returns without requesting a filing extension from the IRS or state or local taxing authorities.  Accordingly, Members may be required to obtain extensions of time for filing their tax returns. Members are encouraged to consult their tax advisors concerning how such delayed reporting may affect their individual tax situations.
State, Local and Foreign Taxation

In addition to the federal income tax consequences summarized above, investors should consider potential state and local tax law consequences and, if one is other than an individual who is a citizen and resident of the United States, foreign tax law consequences, of an investment in us.  Such laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit.  A Member’s distributive share of the taxable income or loss of the Company generally must be included in determining his reportable income for state and local tax purposes in the jurisdiction where he resides, even if not receiving a cash distribution.

THE FOREGOING IS A GENERAL AND ABBREVIATED SUMMARY OF THE PROVISIONS OF THE CODE AND THE TREASURY REGULATIONS IN EFFECT AS THEY DIRECTLY GOVERN THE TAXATION OF THE COMPANY AND ITS UNITHOLDERS. THESE PROVISIONS ARE SUBJECT TO CHANGE BY LEGISLATIVE AND ADMINISTRATIVE ACTION, AND ANY SUCH CHANGE MAY BE RETROACTIVE. UNITHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING SPECIFIC QUESTIONS AS TO U.S. FEDERAL INCOME, ESTATE OR GIFT TAXES, OR FOREIGN, STATE, LOCAL TAXES OR OTHER TAXES.

LEGAL MATTERS

The validity of the issuance of the Notes and Units offered hereby will be passed upon for us by Husch Blackwell LLP, Omaha, Nebraska.
EXPERTS

The financial statements as of and for the years ended September 30, 2011 and 2010, included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the convertible debt instruments offered by this prospectus.  This prospectus does not include all of the information contained in the registration statement or the exhibits and schedules filed therewith.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We file annual, quarterly and special reports and other information with the SEC.  You can read these SEC filings and reports, including the registration statement, over the Internet at the SEC’s website at www.sec.gov or on our website at www.sireethanol.com. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549 on official business days between the hours of 10:00 am and 3:00 pm.  Please call the SEC at (800) SEC-0330 for further information on the operations of the public reference facilities. We will provide a copy of our annual report to security holders, including audited financial statements, at no charge upon receipt of your written request to us at 10868 189th Street, Council Bluffs, Iowa, 51503.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Southwest Iowa Renewable Energy, LLC

We have audited the accompanying balance sheets of Southwest Iowa Renewable Energy, LLC as of September 30, 2011 and 2010, and the related statements of operations, members’ equity, and cash flows for years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financing reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Iowa Renewable Energy, LLC as of September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa
November 22, 2011

Southwest Iowa Renewable Energy, LLC Balance Sheets - September 30, 2011 and 2010
	2011	2010
ASSETS

CURRENT ASSETS Cash and cash equivalents	$11,006,590	$3,432,544
Restricted cash	301,361	-
Accounts receivable	224,176	-
Accounts receivable, related party	17,642,245	23,392,670
Due from broker	3,428,450	2,260,015
Inventory	11,198,147	8,013,153
Derivative financial instruments, related party	-	688,039
Prepaid expenses and other	1,107,354	533,513
Total current assets	44,908,323	38,319,934

PROPERTY AND EQUIPMENT
Land	2,064,090	2,064,090
Plant, building, and equipment	203,749,761	199,771,260
Office and other equipment	742,360	720,529
	206,556,211	202,555,879
Accumulated depreciation	(42,293,441)	(28,757,303)
	164,262,770	173,798,576
OTHER ASSETS
Other	-	1,142,388
Financing costs, net of amortization of $2,341,400 and $1,949,651, respectively	1,538,733	1,930,482
Total other assets	1,538,733	3,072,870

TOTAL ASSETS	$210,709,826	$215,191,380

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES Accounts payable Accounts payable, related parties Derivative financial instruments, related party	$2,090,561 5,239,128 2,097,075	$978,388 2,542,055 -
Derivative financial instruments	2,875,075	75,125
Accrued expenses	2,615,092	2,624,916
Accrued expenses, related parties	3,831,583	2,913,206
Current maturities of notes payable	21,236,780	18,058,574
Total current liabilities	39,985,294	27,192,264

NOTES PAYABLE, less current maturities	121,400,805	135,868,087
OTHER COMMITMENTS	600,010	700,006
	122,000,815	136,568,093

MEMBERS’ EQUITY
Members’ capital, 13,139 units issued & outstanding	76,474,111	76,474,111
Earnings (deficit)	(27,750,394)	(25,043,088)
	48,723,717	51,431,023

	$210,709,826	$215,191,380
See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC

Statements of Operations

	Year Ended September 30, 2011	Year Ended September 30, 2010

Revenues	$333,088,857	$207,833,200
Cost of Goods Sold
Cost of goods sold – non hedging	327,923,835	205,108,935
Realized & unrealized hedging (gains)	(6,325,414)	(2,036,833)
Cost of Goods Sold	321,598,421	203,072,102

Gross Margin	11,490,436	4,761,098

General and administrative expenses	4,357,402	4,540,205
Operating income (loss)	7,133,034	220,893

Other income and (expense):
Interest income	17,835	46,473
Other income	43,531	130,032
Interest expense	(9,901,706)	(9,348,760)
	(9,840,340)	(9,172,255)

Net (loss)	$(2,707,306)	$(8,951,362)

Weighted average units outstanding	13,139	13,139

Net (loss) per unit – basic and diluted	$(206.05)	$(681.28)

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC

Statements of Members’ Equity

	Members’ Capital	Earnings (Deficit) Accumulated	Total

Balance, September 30, 2009	$76,474,111	$(16,091,726)	$60,382,385
Net (loss)	---	(8,951,362)	(8,951,362)

Balance, September 30, 2010	76,474,111	(25,043,088)	51,431,023
Net (loss)	---	(2,707,306)	(2,707,306)

Balance, September 30, 2011	$76,474,111	$(27,750,394)	$48,723,717

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC

Statements of Cash Flows

	Year Ended September 30, 2011	Year Ended September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(2,707,306)	$(8,951,362)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation	13,536,138	19,157,086
Amortization	391,749	481,974
Forgiveness of IDED note	-	(100,000)
(Increase) decrease in current assets:
Accounts receivables	5,526,249	(9,164,776)
Inventories	(3,184,994)	(3,099,478)
Prepaid expenses and other	(573,841)	(94,082)
Derivative financial instruments	688,039	(349,226)
Due from broker	(1,168,435)	(151,748)
Decrease in other non-current liabilities	(99,996)	(99,996)
Increase (decrease) in current liabilities:
Accounts payable	3,809,246	(2,826,473)
Derivative financial instruments	4,897,025	-
Accrued expenses	4,193,566	3,400,904
Net cash provided by (used in) operating activities	25,307,440	(1,797,177)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,857,944)	(2,376,317)
Increase in other long term assets		(1,142,388)
Increase in restricted cash	(301,361)	---
Net cash (used in) investing activities	(3,159,305)	(3,518,705)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for financing costs	-	(30,139)
Proceeds from notes payable, net of refinance	13,300,000	13,726,754
Payments on notes payable	(27,874,089)	(12,403,273)
Net cash provided by (used in) financing activities	(14,574,089)	1,293,342
Net increase (decrease) in cash and cash equivalents	7,574,046	(4,022,540)

CASH AND CASH EQUIVALENTS
Beginning	3,432,544	7,455,084
Ending	$11,006,590	$3,432,544

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Payment on Bridge loan in exchange for Negotiable Subordinated Term Note	$-	$8,773,300
Use of deposit for purchase of property and equipment	$1,142,388	-
Accrued interest included in long term debt	$3,285,013	$3,590,027
Cash paid for interest	$5,716,274	$6,138,928

See Notes to Financial Statements

Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements

SOUTHWEST IOWA RENEWABLE ENERGY, LLC Notes to Financial Statements September 30, 2011
Note 1:    Nature of Business

Southwest Iowa Renewable Energy, LLC (the “Company”), located in Council Bluffs, Iowa, was formed in March, 2005 and began producing ethanol in February 2009.  In the year ended September 30, 2011 (“Fiscal 2011”) and the year ended September 30, 2010 (“Fiscal 2010”), the Company operated at 100% of its 110 million gallon nameplate capacity.  The Company sells its ethanol, modified wet distillers grains with solubles, and corn syrup in the continental United States.  The Company sells its dried distillers grains with solubles in the continental United States, Mexico, and the Pacific Rim.

Note 2:    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash & Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company has restricted cash used as collateral for a loan with the Iowa Department of Economic Development (“IDED”).

Financing Costs

Financing costs associated with the construction and revolving loans are recorded at cost and include expenditures directly related to securing debt financing.  The Company began amortizing these costs using the effective interest method over the terms of the agreements in March, 2008.  The interest expense amortization was capitalized during the development stage as construction in progress.

Concentration of Credit Risk

The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally-insured limits.  The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “Customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.

Southwest Iowa Renewable Energy, LLC
Notes to Audited Financial Statements

Note 2:    Summary of Significant Accounting Policies (continued)

The Company’s products are generally shipped FOB loading point.  The Company’s ethanol sales are handled through an Ethanol Agreement (the “Ethanol Agreement”) with Bunge North America, Inc. (“Bunge”).  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles (co-products) are sold through a distillers grains agreement (the “DG Agreement”) with Bunge, which sets the price based on the market price to third parties.  Marketing fees, agency fees, and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by the Company for the sale of ethanol and co-products are included in cost of goods sold.

Accounts Receivable

Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers’ financial condition, credit history and current economic conditions.  As of September 30, 2011, management had determined no allowance is necessary.  Receivables are written off when deemed uncollectible and recoveries of receivables written off are recorded when received.

Incentive Compensation Plan

The Company established an incentive compensation plan under which employees may be awarded equity appreciation units and equity participation units.  The fair value of the awards is amortized over the vesting period set for each award.  The units outstanding as of September 30, 2011, vest three years from the grant date.

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

The Company’s operations and cash flows are subject to fluctuations due to changes in commodity prices.  The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products.  Exposure to commodity price risk results from its dependence on corn in the ethanol production process.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

To minimize the risk and the volatility of commodity prices, primarily related to corn and ethanol, the Company uses various derivative instruments, including forward corn, ethanol and distillers grains purchase contracts, over-the-counter and exchange-trade futures and option contracts.  When the Company has sufficient working capital available, it enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs and forward corn purchase contracts.  The Company uses cash, futures and options contracts to hedge changes to the commodity prices of corn and ethanol.

Management has evaluated the Company’s contracts to determine whether the contracts are derivative instruments. Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.   Gains and losses on contracts are designated as normal purchases or normal sales contracts are not recognized until quantities are delivered or utilized in production.

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2:    Summary of Significant Accounting Policies (continued)

The Company applies the normal purchase and sale exemption to forward contracts relating to ethanol and distillers grains and solubles and therefore these forward contracts are not marked to market. As of September 30, 2011, the Company was committed to sell 18,390,652 gallons of ethanol and 70,018 tons of distillers grains and solubles.

For forward corn contracts initiated prior to September 28, 2010, the Company applied the normal purchase and sales exemption under derivative accounting.  However, forward corn purchase contracts initiated after September 28, 2010 are not exempt from the accounting and reporting requirements of derivative accounting as the Company elected to net settle its forward corn contracts.  Because there is no physical delivery associated with net-settled forward contracts, the Company no longer applies the normal purchase and sale exemption under derivative accounting for forward purchases of corn.  Changes in fair value of our forward corn contracts, which are marked to market each period, are included in costs of goods sold.  As of September 30, 2011, the Company was committed to purchasing 3.258 million bushels of corn on a forward contract basis resulting in a total commitment of approximately $20,892,000.  These forward contracts had a fair value of approximately $18,795,000 at September 30, 2011.

In addition, the Company enters into short-term cash, options and futures contracts as a means of managing exposure to changes in commodity prices.  The Company enters into derivative contracts to hedge the exposure to volatile commodity price fluctuations.  The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market volatility.  The Company’s specific goal is to protect itself from large moves in commodity costs.  All derivatives designated as non-hedge derivatives and the contracts will be accounted for at fair value.  Although the contracts will be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

The Company is exposed to certain risks related to ongoing business operations.  The primary risks that the Company manages by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

As part of its trading activity, the Company uses futures and option contracts offered through regulated commodity exchanges to reduce risk and risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes positions using cash and futures contracts and options.  The gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn. During the twelve months ended September 30, 2011 and 2010, the Company recorded a combined realized and unrealized (gain) of ($6,325,414) and ($2,036,833), respectively, as a component of cost of goods sold.

The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol co-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2:    Summary of Significant Accounting Policies (continued)

The effect of derivatives on the gross margin for the three and nine months ended September 30, 2011 and 2010 is summarized below:

		Balance Sheet Classification	Number of Bushels at September 30, 2011	Fair Value at September 30, 2011	Fair Value at September 30, 2010

Derivative	Asset
	Derivative asset, related party	Current Asset	-	$-	$688,039
	Derivative liability	Current Liability	2,845,000	$2,875,075	$75,125
	Derivative liability, related party	Current Liability	3,258,143	$2,097,075	$-

	Statement of Operations Classification	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010

Realized losses (gains)	Cost of Goods Sold	$(11,910,478)	$1,423,919
Unrealized (gains) losses	Cost of Goods Sold	5,585,064	(612,914)
Net realized and unrealized (gains) losses		$(6,325,414)	$(2,036,833)

Inventory

Inventory is stated at the lower of cost or market value using the average cost method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	40 Years

Process Equipment	10 - 20 Years

Office Equipment	3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements and betterments are capitalized.  Effective January 1, 2011, the Company increased the estimated of useful life on a significant portion of its processing equipment.  This change in estimate is accounted for on a prospective basis.  This change resulted in a decrease in depreciation expense, an increase to operating income, a decrease net (loss) of approximately $5.4 million, and a decrease in (loss) per unit of $411 for Fiscal 2011.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.   An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with Company policies, management has evaluated the plant for possible impairment based on projected

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2:    Summary of Significant Accounting Policies (continued)

future cash flows from operations.  Management has determined that its projected future undiscounted cash flows from operations exceed the carrying value of the plant and that no impairment existed at September 30, 2011.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, the Company’s earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for the years before 2008.

Net (loss) per unit

(Loss) per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, derivative financial instruments, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short term nature of these instruments.  The Company believes it is not practical to estimate the fair value of debt.

Risks and Uncertainties

The Volumetric Ethanol Excise Tax Credit (“VEETC”) is set to expire on December 31, 2011.  The ongoing debate in budget dicsussions in the U.S. Congress provides uncertainty as to whether or not VEETC will be extended, and there have been proposals to eliminate it.  If this tax credit is not renewed before the end of 2011, it likely would have a negative impact on the price of ethanol and the demand for ethanol in the market due to reduced discretionary blending of ethanol.  Discretionary blending occurs when gasoline blenders use ethanol to reduce the cost of blended gasoline.  However, due to the Renewable Fuels Standard (the “RFS”), demand for ethanol may continue to mirror the RFS requirement, even if the VEETC is not renewed past 2011.  If the RFS is reduced or eliminated, the decrease in demand for ethanol related to the elimination of VEETC may be more substantial.

Note 3:    Inventory

Inventory is comprised of the following at:

	September 30, 2011	September 30, 2010

Raw materials – corn	$1,737,842	$3,796,261
Supplies and chemicals	2,167,919	1,716,922
Work in process	2,026,188	1,484,157
Finished goods	5,266,198	1,015,813
Total	$11,198,147	$8,013,153

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 4:    Members’ Equity

At September 30, 2011 and September 30, 2010 outstanding member units were:

A Units	8,805

B Units	3,334

C Units	1,000

The Series A, B and C unit holders all vote on certain matters with equal rights.  The Series C unit holders as a group have the right to elect one Board member.  The Series B unit holders as a group have the right to elect the number of Board members which bears the same proportion to the total number of Directors in relation to Series B outstanding units to total outstanding units.  Series A unit holders as a group have the right to elect the remaining number of Directors not elected by the Series C and B unit holders.

Note 5:    Revolving Loan/Credit Agreements

AgStar

The Company entered into a Credit Agreement (the “Credit Agreement”) with AgStar Financial Services, PCA (“AgStar”) and a group of lenders (together, the “Lenders”).  Borrowings under the loan include a variable interest rate based on LIBOR plus 4.45% for each advance under the Credit Agreement.  The loan was segmented into an amortizing term facility of $101,000,000 (the “AgStar Term”), a term revolver of up to $10,000,000 (the “AgStar Revolving Term”) and a revolving working capital term facility of up to $15,000,000 (the “AgStar LOC”).  On September 1, 2011, the Company elected to convert 50% of the AgStar Term into a fixed rate loan at the lender’s bonds rate plus 4.45%, with a 6% floor.  The portion of the AgStar Term not fixed and the AgStar Revolving Term accrues interest of LIBOR plus 4.45%, with a 6% floor. The Credit Agreement requires compliance with certain financial and nonfinancial covenants, with which the Company was in compliance as of September 30, 2011. Borrowings under the Credit Agreement are collateralized by substantially all of the Company’s assets.  The AgStar Term requires monthly principal payments, is amortized over 114 months and matures on August 1, 2014.  The term of the AgStar LOC matures on March 31, 2012. Any borrowings under the AgStar LOC are subject to borrowing base restrictions as well as certain prepayment penalties.  The AgStar Revolving Term is interest only until maturity on August 1, 2014.

Under the terms of the AgStar LOC, the Company may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable plus 75 percent of eligible inventory.  As part of the AgStar LOC, the Company may request letters of credit to be issued up to a maximum of $5,000,000 in the aggregate.  There were no outstanding letters of credit as of September 30, 2011.

As of September 30, 2011 and 2010, the outstanding balance under the Credit Agreement (all three components) was $96,753,936 and $114,616,726, respectively.  In addition to all the other payments due under the Credit Agreement, the Company also agreed to pay, beginning at the end of Fiscal 2010, 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.  The excess cash flow payment was modified by the Second Amendment to the Amended and Restated Credit Agreement dated June 30, 2011, whereby the Company agreed to pay, beginning at the end of Fiscal 2011, 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $6,000,000 per year, and $24,000,000 over the term of the Credit Agreement.  An excess cash flow payment of $3,757,406 for Fiscal 2011 is due and payable in four equal installments in the year ending September 30, 2012 (“Fiscal 2012”).

Bunge N.A. Holdings, Inc. (“Holdings”) agreed to extend the Company a Subordinated Term Note, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 5:    Revolving Loan/Credit Agreements (continued)

On June 23, 2010, the Company amended and restated the Original Holdings Note by issuing a new note to Holdings (the “Holdings Note”), which increased the principal amount of such note to $28,107,000 (representing outstanding principal plus accrued interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of September 30, 2011 and 2010, there was $31,663,730 and $29,290,300 outstanding under the Holdings Note, respectively.  There was $425,500 and $404,000 of accrued interest (including accrued expenses, related parties) due to Holdings as of September 30, 2011 and 2010, respectively.

The Company entered into a revolving note with Holdings dated August 26, 2009 (the “Holdings Revolving Note”), providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as it is in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of September 30, 2011 and 2010, the balance outstanding was $3,000,000 and $0, respectively, under the Holdings Revolving Note.

On June 17, 2010, ICM, Inc. (“ICM”) issued the a term note to the Company (the “ICM Term Note”) in the amount of $9,970,000, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2011 and 2010, there was $10,903,000 and $10,061,000 outstanding under the ICM Term Note, respectively, and approximately $146,500 and $139,000 of accrued interest due (including accrued expense, related party) to ICM, respectively.

Note 6:    Notes Payable

Notes payable consists of the following as of September 30, 2011 and September 30, 2010:

	September 30, 2011	September 30, 2010
$300,000 Note payable to IDED, a non-interest bearing obligation with monthly payments of $2,500 due through the maturity date of March 2016 on the non-forgivable portion. (A)	$280,000	$-
$200,000 Note payable to IDED, a non-interest bearing obligation with monthly payments of $1,667 due through the maturity date of March 2012 on the non-forgivable portion. (A)	8,333	28,333

Holdings Revolving Note bearing interest at LIBOR plus 7.50-10.5% (7.93% at September 30, 2011); maturity on August 31, 2014.	31,663,730	29,220,130

ICM Term Note bearing interest at LIBOR plus 7.50-10.5% (7.93% at September 30, 2011); maturity on August 31, 2014.	10,902,885	10,061,472

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 6:    Notes Payable (continued)

AgStar Term bearing interest at LIBOR plus 4.45%, with a 6.00% floor (6.00% at September 30, 2011); maturity on August 1, 2014.	43,593,856 39,660,080	95,366,726
AgStar Revolving Term bearing interest at LIBOR plus 4.45%, with a 6.00% floor (6.00% at September 30, 2011); maturity on August 1, 2014.	10,000,000	10,000,000

AgStar LOC bearing interest at LIBOR plus 4.45% with a 6.00% floor (6.0% at September 30, 2011), maturing March 31, 2012.	3,500,000	9,250,000

Capital leases payable to AgStar bearing interest at 3.088% maturing May 15, 2013.	28,701	-
Holdings Revolving Note bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (7.74% at September 30, 2011).	3,000,000	-
Less current maturities	142,637,585 (21,236,780)	153,926,661 (18,058,574)
Total long term debt	$121,400,805	$135,868,087

(A) The $300,000 IDED loan is comprised of two components under the Master Contract (the “Master Contract”) between the Company and IDED: i) a $150,000, non interest-bearing component that requires monthly payments of $2,500, which began in March, 2011 with a final payment of $2,500 due February, 2016; and ii) a $150,000 forgivable loan.  The Company has a $300,000 letter of credit with regard to the $300,000 loan (secured by a time deposit account in the same amount) to collateralize the loan.  The note under the Master Contract is collateralized by substantially all of the Company’s assets, subordinate to the Credit Agreement.

Approximate aggregate maturities of notes payable as of September 30, 2011 are as follows:

Year Ended September 30,
2012	$ 21,236,780
2013	10,805,628
2014	110,555,538
2015 2016	30,000 10,000
Total	$ 142,637,585

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 7:    Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Company used various methods including market, income and cost approaches.  Based on these approaches, the Company often utilized certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 -	Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 -	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3-	Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classifications of such instruments pursuant to the valuation hierarchy, is set below.

Derivative financial statements.  Commodity futures and exchange traded options are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes and live trading levels from the Chicago Mercantile Exchange (“CME”) market.  Ethanol contracts are reported at fair value utilizing Level 2 inputs from third-party pricing services.  Forward purchase contracts are reported at fair value utilizing Level 2 inputs.   For these contracts, the Company obtains fair value measurements from local grain terminal values.  The fair value measurements consider observable data that may include live trading bids from local elevators and processing plants which are based off the CME market.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 7:    Fair Value Measurement (continued)

September 30, 2011

	Total	Level 1		Level 2		Level 3
Readily marketable inventories (corn)	$1,737,842	$	---		$1,737,842		---
Derivative financial instruments
Corn forward contracts asset (liability)	$(2,097,075)	$	---		$(2,097,075)	$	---

Corn futures & exchange traded options asset ( liability)	$(2,875,075)		$(2,875,075)	$	---	$	---
	$(3,234,308)		$(2,875,075)		$(359,233)	$	---

September 30, 2010

	Total	Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset (liability)	$688,039	$	---		$688,039	$	---

Corn futures & exchange traded options asset (liability)	$(75,125)		$(75,125)	$	---	$	---
	$612,914		$(75,125)		$688,039	$	---

Certain financial assets and liabilities are measured at fair value on a non-recurring basis; that is the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Note 8:    Incentive Compensation

The Company has a unit appreciation plan which provides that the Board of Directors may make awards of equity participation units (“EPUs”) to employees from time to time, subject to vesting provisions as determined for each award.   The EPUs are valued at book value. The Company had five unvested EPUs outstanding under this plan as of September 30, 2011, which will vest three years from the date of the award.  During the twelve months ended September 30, 2011 and 2010, the Company recorded compensation expense related to this plan of approximately $5,264, and none, respectively.  As of September 30, 2011 and 2010, the Company had a liability of approximately $5,264 and none, respectively, outstanding as deferred compensation and has approximately $13,686 to be recognized as future compensation expense over the weighted average vesting period of approximately three years. The amount to be recognized in future years as compensation expense is estimated based on book value of the Company.  The liability under the plan is recorded at fair market value on the balance sheet based on the book value of the Company’s equity units as of September 30, 2011.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 9:    Related Party Transactions

Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in the Company, Bunge purchased the only Series B Units under an arrangement whereby the Company would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Company’s Third Amended and Restated Operating Agreement (the “Operating Agreement”), the Company may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change its status from one which is managed by managers, or vise versa, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of the Company’s Units or to a transferee which is a direct competitor of Bunge.

Holdings agreed to extend the Company the Original Holdings Note, due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.  On June 23, 2010, the Company amended and restated the Original Holdings Note by issuing the Holdings Note to Holdings, which increased the principal amount of such note to $28,107,000 (representing outstanding principal plus accrued interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of September 30, 2011 and 2010, there was $31,663,730 and $29,290,300 outstanding under the Holdings Note, respectively, and approximately $425,500 and $404,000 of accrued interest due to Holdings as of September 30, 2011 and 2010, respectively.

The Company entered into the Holdings Revolving Note, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest accrues at the rate of 7.5 percent over six-month LIBOR (with a floor of 3.00%) or 10.5 percent over the six-month LIBOR if the Company is in default.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as it is in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of September 30, 2011 and 2010, the balance outstanding was $3,000,000 and $0, respectively, under the Holdings Revolving Note.

In December, 2008, the Company and Bunge entered into other various agreements. Under a Lease Agreement (the “Lease Agreement”), the Company leased from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  The lease was terminated on May 1, 2011. Expenses for the twelve months ended September 30, 2011 and 2010 were $467,063 and $799,964, respectively, under the Lease Agreement.

Under the Ethanol Agreement, the Company sells Bunge all of the ethanol produced at its facility, and Bunge purchases the same, up to the facility's nameplate capacity of 110,000,000 gallons a year .   The Company pays Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.  The initial term of the agreement, which commenced August 20, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  The Company has incurred expenses of $1,820,836 and $773,060 during the twelve months ended September 30, 2011 and 2010, respectively, under the Ethanol Agreement.

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 9:    Related Party Transactions (continued)

Under a Risk Management Services Agreement effective January 1, 2009, Bunge agreed to provide the Company with assistance in managing its commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under this agreement for the twelve months ended September 30, 2011 and 2010 were $300,000.

On June 26, 2009, the Company executed a Railcar Agreement with Bunge for the lease of 325 ethanol cars and 300 hopper cars which are used for the delivery and marketing of ethanol and distillers grains.  Under the Railcar Agreement, the Company leases railcars for terms lasting 120 months and continuing on a month to month basis thereafter.  The Railcar Agreement will terminate upon the expiration of all railcar leases.  Expenses under this agreement for the twelve months ended September 30, 2011 and September 30, 2010 were $4,855,718 and $4,855,683, respectively.

On October 13, 2006, the Company entered into the DG Agreement with Bunge, under which Bunge is obligated to purchase from the Company and the Company is obligated to sell to Bunge all distillers grains produced at the Facility.  If the Company finds another purchaser for distillers grains offering a better price for the same grade, quality, quantity, and delivery period, it can ask Bunge to either market directly to the other purchaser or market to another purchaser on the same terms and pricing.  The Company expensed $1,725,423 and $977,658 in fees during Fiscal 2011 and Fiscal 2010, respectively.

The initial ten year term of the DG Agreement began February 1, 2009.  The DG Agreement automatically renews for additional three year terms unless one party provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement, Bunge pays the Company a purchase price equal to the sales price minus the marketing fee and transportation costs.  The sales price is the price received by Bunge in a contract consistent with the DG Marketing Policy or the spot price agreed to between Bunge and the Company.  Bunge receives a marketing fee consisting of a percentage of the net sales price, subject to a minimum yearly payment of $150,000.  Net sales price is the sales price less the transportation costs and rail lease charges.  The transportation costs are all freight charges, fuel surcharges, and other accessorial charges applicable to delivery of distillers grains.  Rail lease charges are the monthly lease payment for rail cars along with all administrative and tax filing fees for such leased rail cars.

On August 26, 2009, in connection with the Company’s issuance of the Holdings Note, the Company also executed that Bunge Agreement - Equity Matters (the “Holdings Equity Agreement”), which was subsequently amended on June 17, 2010, under which (i) Holdings has preemptive rights to purchase new securities issued by the Company, and (ii) the Company is required to redeem any Series U Units held by Holdings with 76% of the proceeds received by the Company from the issuance of equity or debt securities.

On November 12, 2010, the Company entered into a Corn Oil Agency Agreement with Bunge to market its corn oil (the “Corn Oil Agency Agreement”).  The Corn Oil Agency Agreement has an initial term of three years and will automatically renew for successive three-year terms unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under this agreement for the twelve months ended September 30, 2011 and 2010 were $87,870 and $0, respectively.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in the Company, ICM became the sole Series C Member.  As part of ICM’s agreement to invest in Series C Units, the Operating Agreement provides that the Company will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 9:    Related Party Transactions (continued)

On June 17, 2010, the Company issued the ICM Term Note in the amount of $9,970,000, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2011 and 2010, there was approximately $10,903,000 and $10,061,000 outstanding under the ICM Term Note, respectively, and approximately $146,500 and $139,000 of accrued interest due to ICM as of September 30, 2011 and 2010, respectively.

Additionally, to induce ICM to agree to the ICM Term Note, the Company entered into an equity agreement with ICM (the “ICM Equity Agreement”) on June 17, 2010, whereby ICM (i) retains preemptive rights to purchase new securities in the Company, and (ii) the Company is required to redeem any Series C Units ICM converts debt under the ICM Note into with 24% of the proceeds received by the Company from the issuance of equity or debt securities.

On July 13, 2010, the Company entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that the Company may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides that: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (x) upon final resolution of all patent litigation and (y) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, the Company entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM sold the Company a tricanter oil separation system (the “Tricanter Equipment”).  In addition, ICM installed the equipment at the Company’s ethanol plant in Council Bluffs, Iowa.  As of September 30, 2011 and September 30, 2010, the Company paid $2,592,500 and $0, respectively, related to the Tricanter Agreement.

Note 10:    Commitments

The Company has entered into a steam contract with an unrelated party under which the vendor agreed to provide the steam required by the Company, up to 475,000 pounds per hour. The Company agreed to pay a net energy rate for all steam provided under the contract as well as a monthly demand charge. The net energy rate is set for the first three years then adjusted each year beginning on the third anniversary date.  The steam contract will remain in effect until January 1, 2019.  Expenses under this agreement for the year ended September 30, 2011 and 2010 were $10,984,798 and $11,089,373, respectively.

In April, 2008 the Company entered into a Firm Throughput Service Agreement with a natural gas supplier, an unrelated party, under which the vendor agreed to provide the gas required by the Company, up to 900 Dth per day. The Company agreed to pay the maximum reservation and commodity rates as provided under the vendor’s FERC Gas Tariff as revised from time to time, as well as other additional charges. The agreement specifies an in-service date of October 1, 2008, and the term of the agreement is seven years.  Expenses for the year ended September 30, 2011 and 2010 were $40,217 and $32,089, respectively.

Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 10:    Commitments (continued)

The Company purchased 70,608 and 68,601 kilowatts of electricity for the years ended September 30, 2011 and 2010, respectively, from an unrelated party, MidAmerica Energy Company (“MidAm”) under an Electric Service Contract (“Electric Contract”) dated December 15, 2006.  Under the Electric Contract, the Company is allowed to install a standby generator, which would operate in the event MidAm is unable to provide the Company with electricity.

In the Electric Contract, the Company agreed to own and operate a 13kV switchgear with metering bay, all distribution transformers, and all 13kV and low voltage cable on the Company’s side of the switchgear.  The Company agreed to pay (i) a service charge of $200 per meter, (ii) a demand charge of $3.38 in the Summer and $2.89 in the Winter (iii) a reactive demand charge of $0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices for up to 60 months, but in any event will terminate on June 30, 2012.  The pricing under the Electric Contract is based on the assumptions that the Company will have an average billing demand of 7,300 kilowatts per month and that the Company will average an 85% load factor over a 12 month period.  If these assumptions are not met, the Company will pay the most applicable tariff rate.  Additionally, at any time, the Company may elect to be charged under one of MidAm’s electric tariffs.

In January, 2007, the Company entered into an agreement with an unrelated party, Iowa Interstate Railroad, LTD, to provide the transportation of the Company’s commodities from Council Bluffs, Iowa to an agreed upon customer location.   The agreement continues for five years and will automatically renew for additional one year periods unless cancelled by either party.  The Company agreed to pay a mutually agreed upon rate per car.  Expenses for the year ended September 30, 2011 and 2010 were approximately $574,058 and $735,884, respectively, of which approximately $45,850 was included in accounts payable each year.

In August, 2008, the Company entered into an agreement with an unrelated party which establishes terms governing the Company’s purchase of natural gas.  The agreement commenced in August, 2008 and has a term of two years.  The agreement was renewed in the spring of 2011 for an additional one year period.  The Company has incurred expenses of $3,358,519 and $3,135,678, for the year ended September 30, 2011 and 2010, respectively.

The Company leases certain equipment, vehicles, and operating facilities under non-cancellable operating leases that expire on various dates through 2017.  The future minimum lease payments required under these leases are approximately $5,181,000 in 2012, $5,578,000 in 2013, $5,531,000 in 2014, $5,398,000 in 2015, $5,398,000 in 2016 and $13,186,000 thereafter.  Rent expense related to operating leases for the years ended September 30, 2011 and 2010 was $5,633,982 and $5,937,612, respectively.

Note 11:    Major Customers

On August 20, 2009, the Company entered into the Ethanol Agreement for marketing, selling, and distributing all of the ethanol and distillers grains with solubles produced by the Company.  The Company has expensed $3,546,259 and $1,750,718 in marketing fees under this agreement for the twelve months ended September 30, 2011 and 2010, respectively.  Revenues with this customer were $327,849,110 and $207,833,200, respectively, for the twelve months ended September 30, 2011 and 2010.   Trade accounts receivable due from this customer were $17,642,245 and $23,392,670 September 30, 2011 and 2010, respectively.

Note 12:    Contingent Liability

On March 24, 2011, the Company received a letter from the Environmental Protection Agency (the “EPA”) alleging violations of environmental regulations which could lead to the imposition of a civil penalty.  In the letter, EPA offered the Company an opportunity to negotiate a resolution of the matter.  The Company and EPA are currently attempting to negotiate a resolution and, to that end, the Company will be providing additional information to the EPA regarding the alleged violations.  Based on the information available as of September 30, 2011, the Company established a reserve of $50,000 in anticipation of the potential for assessment of a civil penalty in this matter. The violations alleged in the letter have been addressed and the Company is aware of no ongoing violations with respect to the matters addressed in the letter.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
Balance Sheets
ASSETS	December 31, 2011	September 30, 2011
	(Unaudited)
Current Assets
Cash and cash equivalents	$7,353,932	$11,006,590
Restricted cash	301,741	301,361
Accounts receivable	318,728	224,176
Accounts receivable, related party	16,460,473	17,642,245
Due from broker	1,626,070	3,428,450
Inventory	12,447,055	11,198,147
Derivative financial instruments, related party	7,282	0
Prepaid expenses and other	1,504,243	1,107,354
Total current assets	40,019,524	44,908,323

Property, Plant, and Equipment
Land	2,064,090	2,064,090
Plant, Building and Equipment	203,965,704	203,749,761
Office and Other Equipment	742,360	742,360
Total Cost	206,772,154	206,556,211
Accumulated Depreciation	(45,147,143)	(42,293,441)
Net property and equipment	161,625,011	164,262,770

Other Assets
Financing costs, net of amortization of $2,446,577 and $2,341,400	1,672,472	1,538,733
Total other assets	1,672,472	1,538,733
Total Assets	$203,317,007	$210,709,826
Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
Balance Sheets
LIABILITIES AND MEMBERS’ EQUITY	December 31, 2011	September 30, 2011
	(Unaudited)
Current Liabilities
Accounts payable	$1,578,703	$2,090,561
Accounts payable, related parties	4,053,367	5,239,128
Derivative financial instruments, related party	-	2,097,075
Derivative financial instruments	576,688	2,875,075
Accrued expenses	2,285,432	2,615,092
Accrued expenses, related parties	4,432,606	3,831,583
Current maturities of notes payable	12,897,698	21,236,780
Total current liabilities	25,824,494	$39,985,294
Long Term Liabilities
Notes payable, less current maturities	119,198,464	121,400,805
Other	575,011	600,010
Total long term liabilities	119,773,475	122,000,815
Commitments and Contingencies
Members’ Equity
Members’ capital, 13,139 Units issued and outstanding	76,474,111	76,474,111
Accumulated (deficit)	(18,755,073)	(27,750,394)
Total members’ equity	57,719,038	48,723,717
Total Liabilities and Members’ Equity	$203,317,007	$210,709,826
Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010

Revenues	$95,196,683	$62,265,743
Cost of Goods Sold
Cost of goods sold-non hedging	85,816,377	58,144,413
Realized & unrealized hedging (gains) and losses	(3,390,641)	887,819
Cost of Goods Sold	82,425,736	59,032,232

Gross Margin	12,770,947	3,233,511

General and Administrative Expenses	1,312,817	1,200,888

Operating Income	11,458,130	2,032,623

Other (Income) Expense
Interest income	(4,717)	(3,972)
Interest expense	2,474,364	2,439,563
Miscellaneous income	(6,838)	(6,650)
Total Other Expense	2,462,809	2,428,941

Net Income (Loss)	$8,995,321	$(396,318)

Weighted Average Units
Outstanding—Basic & Diluted	13,139	13,139
Net income (loss) per unit–basic & diluted	$684.63	$(30.16)

         Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC

Condensed Statements of Cash Flows (Unaudited)
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$8,995,321	$(396,318)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities: Depreciation	2,853,703	4,849,211
Amortization	105,177	97,935
(Increase) decrease in current assets: Accounts receivable	1,087,220	6,065,771
Inventories	(1,248,908)	(6,638,570)
Prepaid expenses and other	(599,552)	(691,664)
Derivative financial instruments	(2,104,357)	(11,447,231)
Due from broker	1,802,380	(2,599,531)
Decrease in other non-current liabilities	(24,999)	-
Increase (decrease) in current liabilities:
Accounts payable	(1,697,619)	686,118
Derivative financial instruments	(2,298,387)	3,694,625
Accrued expenses	271,363	1,905,157
Net cash provided by (used in) operating activities	7,141,342	(4,474,497)
Cash Flows from Investing Activities
Purchase of property and equipment	(215,943)	(2,376,052)
Increase in restricted cash	(380)	(300,000)
Net cash (used in) investing activities	(216,323)	(2,676,052)
Cash Flows from Financing Activities
Payments for financing costs	(36,254)	-
Proceeds from borrowings	1,000,000	7,300,000
Payments on borrowings	(11,541,423)	(2,191,258)
Net cash (used in) financing activities	(10,577,677)	(5,108,742)
Net increase (decrease) in cash and cash equivalents	(3,652,658)	(2,041,807)

Cash and Equivalents—Beginning of Period	11,006,590	3,432,544
Cash and Equivalents—End of Period	$7,353,932	$1,390,737

Supplemental Disclosures of Noncash Investing
And Financing Activities
Use of deposit for purchase of assets, payment of financing costs	$202,662	$1,142,388
Accrued interest included in long term debt	$-	$810,249
Cash Paid for Interest	$2,447,889	$1,517,572

Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC Notes to Condensed Financial Statements (unaudited) December 31, 2011
Note 1:  Nature of Business

Southwest Iowa Renewable Energy, LLC (the “Company”), located in Council Bluffs, Iowa, was formed in March, 2005 and began producing ethanol in February 2009.  The Company operates at 100% of its 110 million gallon nameplate capacity.  The Company sells its ethanol, modified wet distillers grains with solubles, corn syrup and corn oil in the continental United States.  The Company sells its dried distillers grains with solubles in the continental United States, Mexico, and the Pacific Rim.

Note 2:  Summary of Significant Accounting Policies

Basis of Presentation and Other Information

The balance sheet as of September 30, 2011 was derived from the Company’s audited balances as of that date.  The accompanying financial statements as of and for the three months ended December 31, 2011 and 2010 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods.  These unaudited financial statements and notes should be read in conjunction with the audited financial statements and notes thereto, for the year ended September 30, 2011 (“Fiscal 2011”) contained in the Company’s Annual Report on Form 10-K.  The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash & Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company has restricted cash used as collateral for a loan with the Iowa Department of Economic Development (“IDED”).

Financing Costs

Financing costs incurred in obtaining debt financing are recorded at cost.  The Company began amortizing these costs using the effective interest method over the terms of the agreements.  Costs associated with the debt financing in progress are capitalized and will be accounted for over the term of the final agreement or written off if the financing agreements do not occur.

Concentration of Credit Risk

The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally-insured limits.  The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “Customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.  The Company’s products are generally shipped FOB loading point.  The Company’s ethanol sales are handled through an ethanol agreement (the “Ethanol Agreement”) with Bunge North America, Inc. (“Bunge”).  Syrup, dried distillers grains and solubles, and modified wet distillers grains with solubles (co-products) are sold through a distillers grains agreement (the “DG Agreement”) with

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 2:  Summary of Significant Accounting Policies (continued)

Bunge, which sets the price based on the market price to third parties.  Marketing fees, agency fees, and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by the Company for the sale of ethanol and co-products are included in cost of goods sold.

Accounts Receivable

Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers’ financial condition, credit history and current economic conditions.  As of December 31, 2011, management had determined no allowance is necessary.  Receivables are written off when deemed uncollectible and recoveries of receivables written off are recorded when received.

Incentive Compensation Plan

The Company established an incentive compensation plan under which employees may be awarded equity appreciation units and equity participation units.  The fair value of the awards is amortized over the vesting period set for each award.  The units outstanding as of December 31, 2011 vest three years from the grant date.

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

The Company’s operations and cash flows are subject to fluctuations due to changes in commodity prices.  The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products.  Exposure to commodity price risk results from its dependence on corn in the ethanol production process.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

To minimize the risk and the volatility of commodity prices, primarily related to corn and ethanol, the Company uses various derivative instruments, including forward corn, ethanol and distillers grains purchase contracts, over-the-counter and exchange-trade futures and option contracts.  When the Company has sufficient working capital available, it enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs and forward corn purchase contracts.  The Company uses cash, futures and options contracts to hedge changes to the commodity prices of corn and ethanol.

Management has evaluated the Company’s contracts to determine whether the contracts are derivative instruments. Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.   Gains and losses on contracts that are designated as normal purchases or normal sales contracts are not recognized until quantities are delivered or utilized in production.

The Company applies the normal purchase and sale exemption to forward contracts relating to ethanol and distillers grains and solubles and therefore these forward contracts are not marked to market. As of December 31, 2011, the Company was committed to sell 3,617,566 gallons of ethanol and 42,150 tons of distillers grains and solubles.

Forward corn purchase contracts initiated after September 28, 2010 are not exempt from the accounting and reporting requirements of derivative accounting as the Company elected to net settle its forward corn contracts.  Because there is no physical delivery associated with net-settled forward contracts, the Company no longer applies the normal purchase and sale exemption under derivative accounting for forward purchases of corn.

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 2:  Summary of Significant Accounting Policies (continued)

Changes in fair value of our forward corn contracts, which are marked to market each period, are included in costs of goods sold.  As of December 31, 2011, the Company was committed to purchasing 3.234 million bushels of corn on a forward contract basis resulting in a total commitment of approximately $19,099,000.  These forward contracts had a fair value of approximately $19,106,000 at December 31, 2011.

In addition, the Company enters into short-term cash, options and futures contracts as a means of managing exposure to changes in commodity prices.  The Company enters into derivative contracts to hedge the exposure to volatile commodity price fluctuations.  The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market volatility.  The Company’s specific goal is to protect itself from large moves in commodity costs.  All derivatives are designated as non-hedge derivatives and the contracts will be accounted for at fair value.  Although the contracts are considered economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

The Company is exposed to certain risks related to ongoing business operations.  The primary risks that the Company manages by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

As part of its trading activity, the Company uses futures and option contracts offered through regulated commodity exchanges to reduce risk and risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes positions using cash and futures contracts and options.  The gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn. During the three months ended December 31, 2011 and 2010, the Company recorded a combined realized and unrealized (gain) loss of ($3,390,641) and $887,819, respectively, as a component of cost of goods sold.

The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol co-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 2:  Summary of Significant Accounting Policies (continued)

The effect of derivatives on the gross margin for the three months ended December 31, 2011 and 2010 is summarized below:

		Balance Sheet Classification	Number of Bushels at December, 2011	Fair Value at December 31, 2011	Fair Value at September 30, 2011
Derivative	Asset
	Derivative financial instruments, related party	Current Asset/(current lliability)	3,004,782	$7,282	$(2,097,075)
	Derivative financial instruments	(Current Liability)	1,700,000	$576,687	$(2,875,075)

	Statement of Operations Classification	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010

Realized (gains) losses	Cost of Goods Sold	$1,012,103	$4,075,180
Unrealized (gains) losses	Cost of Goods Sold	(4,402,744)	(3,187,361)
Net realized and unrealized (gains) losses		$(3,390,641)	$887,819

Inventory

Inventory is stated at the lower of cost or market value using the average cost method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	40 Years
Process Equipment	10 - 20 Years
Office Equipment	3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements and betterments are capitalized.  Effective January 1, 2011, the Company increased the estimate of useful life on a significant portion of its processing equipment.  This change in estimate is accounted for on a prospective basis.  This change resulted in a decrease in depreciation expense of approximately $0 compared with the three months ended December 31, 2010.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.   An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with Company policies, management found no event to have occurred that would trigger an evaluation of the plant for possible impairment on future cash flows from operations.

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 2:  Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, the Company’s earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for the years before 2008.

Net income (loss) per unit

Income (Loss) per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, derivative financial instruments, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short term nature of these instruments.  The Company believes it is not practical to estimate the fair value of debt.

Risks and Uncertainties

The Volumetric Ethanol Excise Tax Credit (“VEETC”) expired on December 31, 2011.  Given the ongoing debate in budget discussions in the U.S. Congress, it does not appear likely that the VEETC will be reinstated.  It is likely that the elimination of the VEETC will have a negative impact on the price of ethanol and the demand for ethanol in the market due to reduced discretionary blending of ethanol.  Discretionary blending occurs when gasoline blenders use ethanol to reduce the cost of blended gasoline.  However, due to the Renewable Fuels Standard (the “RFS”), demand for ethanol may continue to mirror the RFS requirement.  If the RFS is reduced or eliminated, the decrease in demand for ethanol related to the elimination of VEETC may be more substantial.

Note 3:  Inventory

Inventory is comprised of the following at:

	December 31, 2011	September 30, 2011

Raw materials – corn	$3,168,540	$1,737,842
Supplies and chemicals	2,361,991	2,167,919
Work in process	2,019,622	2,026,188
Finished goods	4,896,902	5,266,198
Total	$12,447,055	$11,198,147

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 4:   Members’ Equity

At December 31, 2011 and September 30, 2011 outstanding member units were:
A Units	8,805
B Units	3,334
C Units	1,000

The Series A, B and C unit holders all vote on certain matters with equal rights.  The Series C unit holders as a group have the right to elect one Board member.  The Series B unit holders as a group have the right to elect the number of Board members which bears the same proportion to the total number of Directors in relation to Series B outstanding units to total outstanding units.  Series A unit holders as a group have the right to elect the remaining number of Directors not elected by the Series C and B unit holders.

Note 5:   Revolving Loan/Credit Agreements

AgStar

The Company entered into a Credit Agreement (the “Credit Agreement”) with AgStar Financial Services, PCA (“AgStar”) and a group of lenders (together, the “Lenders”) for $126,000,000 senior secured debt, consisting of a $111,000,000 construction loan and a $15,000,000 revolving line of credit.  Borrowings under the loan include a variable interest rate based on LIBOR plus 4.45% for each advance under the Credit Agreement.  On August 1, 2009, the loan was segmented into an amortizing term facility of $101,000,000, a term revolver of $10,000,000 and a revolving working capital term facility of $15,000,000.  On September 1, 2011, the Company elected to convert 50% of the term note into a fixed rate loan of 6%.  The portion of the term loan not fixed and the term revolving line of credit accrues interest equal to LIBOR plus 4.45%, with a 6% floor. The Credit Agreement requires compliance with certain financial and nonfinancial covenants.

As of December 31, 2011, the Company was in compliance with all required covenants. Borrowings under the Credit Agreement are collateralized by substantially all of the Company’s assets.  The Company is required to maintain $8,000,000 of working capital ($20,861,238 at December 31, 2011) and maintain a tangible net worth (as defined by the Credit Agreement) of $93,705,925 ($102,462,334 at December 31, 2012) under the Credit Agreement.  The term credit facility of $101,000,000 requires monthly principal payments.  The loan is amortized over 114 months and matures five years after the conversion date, August 1, 2014.  The term of the $15,000,000 revolving working capital facility matures on March 31, 2012. Any borrowings are subject to borrowing base restrictions as well as certain prepayment penalties.  The $10,000,000 term revolver is interest only until maturity on August 1, 2014.

Under the terms of the Credit Agreement, the Company may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory. The balance on the working capital line was $0 and $3,500,000 at December 31, 2011 and September 30, 2011 with $15,000,000 and $11,500,000 available for use at December 31, 2011 and September 30, 2011.   As part of the revolving line of credit, the Company may request letters of credit to be issued up to a maximum of $5,000,000 in the aggregate.    There were no outstanding letters of credit as of December 31, 2011.

As of December 31, 2011 and September 30, 2011, the outstanding balance under the Credit Agreement was $89,227,969 and $96,753,936, respectively.  In addition to all the other payments due under the Credit Agreement, the Company also agreed to pay, beginning at the end of the year ended September 30, 2010 (“Fiscal 2010”), an amount equal to 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.  The excess cash flow payment was modified by the Second Amendment to the Amended and Restated Credit Agreement dated June 30, 2011, whereby the Company also agreed to pay, beginning at the end of the Fiscal 2011, an amount equal to 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $6,000,000 per year, and $24,000,000 over the term of the Credit Agreement.  An excess cash flow payment of $3,757,406 for Fiscal 2011 is due and payable in four equal installments in the year ending September 30, 2012 (“Fiscal 2012”).
Bunge

Bunge N.A. Holdings, Inc. (“Holdings”) agreed to extend the Company a Subordinated Term Note, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 5:   Revolving Loan/Credit Agreements (continued)

On June 23, 2010, the Company amended and restated the Original Holdings Note by issuing a new note to Holdings (the “Holdings Note”), which increased the principal amount of such note to $28,107,000 (representing outstanding principal plus accrued interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  There are no Series U Units outstanding at December 31, 2011.  As of December 31, and September 30, 2011, there was $31,663,730 and $31,663,730 outstanding under the Holdings Note, respectively.  There was $1,067,147 and $425,500 of accrued interest (included in accrued expenses, related parties) due to Holdings as of December 31, 2011 and September 30, 2011, respectively.

The Company entered into a revolving note with Holdings dated August 26, 2009 (the “Holdings Revolving Note”), providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Holdings Revolving Note so long as it is in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of December 31, 2011 and September 30, 2011, the balance outstanding was $0 and $3,000,000, respectively, under the Holdings Revolving Note.

ICM

On June 17, 2010, the Company issued a term note in the amount of $9,970,000 (the “ICM Term Note”) to ICM Inc. (“ICM”), which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of December 31, 2011 and September 30, 2011, there was $10,903,000 and $10,903,000 outstanding under the ICM Term Note, respectively, and approximately $367,454 and $146,500 of accrued interest due (included in accrued expense, related party) to ICM, respectively.

Notes Payable

Notes payable consists of the following as of December 31, 2011 and September 30, 2011:

	December 31, 2011	September 30, 2011
$300,000 Note payable to IDED, a non-interest bearing obligation with monthly payments of $2,500 due through the maturity date of March 2016 on the non-forgivable portion. (A)	$272,500	$280,000
$200,000 Note payable to IDED, a non-interest bearing obligation with monthly payments of $1,667 due through the maturity date of March 2012 on the non-forgivable portion. (A)	3,333	8,333

Note payable to affiliate Holdings, bearing interest at LIBOR plus 7.50-10.5% (7.93% at December 31, 2011); maturity on August 31, 2014.	31,663,730	31,663,730

Note payable to affiliate ICM, bearing interest at LIBOR plus 7.50-10.5% (7.93% at December 31, 2011); maturity on August 31, 2014.	10,902,885	10,902,885

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 5:  Revolving Loan/Credit Agreements (continued)

Notes Payable (continued)

Term facility payable to AgStar bearing interest at LIBOR plus 4.45%, with a 6.00% floor (6.00% at December 31, 2011); maturity on August 1, 2014.	41,014,915 38,213,054	43,593,856 39,660,080

Term revolver payable to AgStar bearing interest at LIBOR plus 4.45%, with a 6.00% floor (6.00% at December 31, 2011); maturity on August 1, 2014.	10,000,000	10,000,000

$15 million revolving working capital term facility payable to AgStar bearing interest at LIBOR plus 4.45% with a 6.00% floor (6.00% at December 31, 2011), maturing March 31, 2012.	0	3,500,000

Capital leases payable to AgStar bearing interest at 3.088% maturing May 15, 2013.	25,746	28,701

Revolving line of credit payable to affiliate Holdings bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (7.74% at December 31, 2011).	0	3,000,000
Less current maturities	132,096,163 (12,897,698)	142,637,585 (21,236,780)
Total long term debt	$119,198,465	$121,400,805

(A) The $300,000 IDED loan is comprised of two components under the Master Contract (the “Master Contract”) between the Company and IDED: i) a $150,000, non interest-bearing component that requires monthly payments of $2,500, which began in March, 2011 with a final payment of $2,500 due February, 2016; and ii) a $150,000 forgivable loan.  The Company has a $300,000 letter of credit with regard to the $300,000 loan (secured by a time deposit account in the same amount) to collateralize the loan.  The note under the Master Contract is collateralized by substantially all of the Company’s assets, subordinate to the Credit Agreement.

Aggregate maturities of notes payable as of December 31, 2011 are as follows:

Year Ended December 31,
2012	$ 12,897,698
2013	10,561,249
2014	108,604,716
2015 2016	30,000 2,500
Total	$ 132,096,163

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 6:  Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Company used various methods including market, income and cost approaches.  Based on these approaches, the Company often utilized certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 -	Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 -	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3 -	Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classifications of such instruments pursuant to the valuation hierarchy, is set below.

Derivative financial statements.  Commodity futures and exchange traded options are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes and live trading levels from the Chicago Mercantile Exchange (“CME”) market.  Ethanol contracts are reported at fair value utilizing Level 2 inputs from third-party pricing services.  Forward purchase contracts are reported at fair value utilizing Level 2 inputs.   For these contracts, the Company obtains fair value measurements from local grain terminal values.  The fair value measurements consider observable data that may include live trading bids from local elevators and processing plants which are based off the CME market.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and September 30, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

December 31, 2011
	Total	Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset (liability)	$7,282	$	---		$7,282	$	---

Corn futures & exchange traded options asset ( liability)	$(576,688)		$(576,688)	$	---	$	---
	$(569,406)		$(576,688)		$7,282	$	---

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 6:  Fair Value Measurement (continued)

September 30, 2011
	Total	Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset (liability)	$(2,097,075)	$	---		$(2,097,075)	$	---

Corn futures & exchange traded options asset ( liability)	$(2,875,075)		$(2,875,075)	$	---	$	---
	$(4,972,150)		$(2,875,075)		$(2,097,075)	$	---

Note 7: Incentive Compensation

The Company has a unit appreciation plan which provides that the Board of Directors may make awards of equity participation units (“EPUs”) to employees from time to time, subject to vesting provisions as determined for each award.   The EPUs are valued at book value. The Company had fourteen unvested EPUs outstanding under this plan as of December 31, 2011, which will vest three years from the date of the award.  During the three months ended December 31, 2011 and 2010, the Company recorded compensation expense related to this plan of approximately $2,552, and $566, respectively.  As of December 31, 2011 and September 30, 2011, the Company had a liability of approximately $7,815 and $5,264, respectively, outstanding as deferred compensation and has approximately $46,141 as of December 31, 2011 to be recognized as future compensation expense over the weighted average vesting period of approximately three years. The amount to be recognized in future years as compensation expense is estimated based on book value of the Company.  The liability under the plan is recorded at fair market value on the balance sheet based on the book value of the Company’s equity units as of December 31, 2011.

Note 8:  Related Party Transactions

Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in the Company, Bunge purchased the only Series B Units under an arrangement whereby the Company would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Company’s Third Amended and Restated Operating Agreement (the “Operating Agreement”), the Company may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change its status from one which is managed by managers, or vice-versa, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of the Company’s Units or to a transferee which is a direct competitor of Bunge.

Holdings agreed to extend the Company the Original Holdings Note, due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.  On June 23, 2010, the Company amended and restated the Original Holdings Note by issuing the Holdings Note to Holdings, which increased the principal amount of such note to $28,107,000 (representing outstanding principal plus accrued interest) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of December 31, 2011 and September 30, 2011, there was $31,663,730 outstanding under the Holdings Note, and $1,067,147 and $425,500 of accrued interest due to Holdings, respectively.

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 8:   Related Party Transactions (continued)

The Company entered into the Holdings Revolving Note dated August 26, 2009, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest will accrue at the rate of 7.5-10.5 percent over six-month LIBOR (with a floor of 3.00%).  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Holdings Revolving Note so long as it is in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of December 31, 2011 and September 30, 2011, the balance outstanding was $0 and $3,000,000, respectively, under the Holdings Revolving Note.

In December, 2008, the Company and Bunge entered into other various agreements. Under a Lease Agreement (the “Lease Agreement”), the Company leased from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  The lease was terminated on May 1, 2011. Expenses for the three months ended December 31, 2011 and 2010 were $0 and $200,001, respectively, under the Lease Agreement.

Under the Ethanol Agreement, the Company sells Bunge all of the ethanol produced at its facility, and Bunge purchases the same, up to the facility’s nameplate capacity of 110,000,000 gallons a year.  The Company pays Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.  The initial term of the agreement, which commenced August 20, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  The Company incurred expenses of $612,873 and $253,960 during the three months ended December 31, 2011 and 2010, respectively, under the Ethanol Agreement.  A new ethanol agreement with Bunge took effect on January 1, 2012 and runs through August 31, 2014.

Under a Risk Management Services Agreement effective January 1, 2009, Bunge agreed to provide the Company with assistance in managing its commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under this agreement for the three months ended December 31, 2011 and 2010 were $75,000.

On June 26, 2009, the Company executed a Railcar Agreement with Bunge for the lease of 325 ethanol cars and 300 hopper cars which are used for the delivery and marketing of ethanol and distillers grains.  Under the Railcar Agreement, the Company leases railcars for terms lasting 120 months and continuing on a month to month basis thereafter.  The Railcar Agreement will terminate upon the expiration of all railcar leases.  Expenses under this agreement for the three months ended December 31, 2011 and 2010 and were $1,216,190 and $1,208,690, respectively.

Our ethanol facility (the “Facility”) needs approximately 39.3 million bushels of corn per year, or approximately 108,000 bushels per day, as the feedstock for its dry milling process.  During Fiscal 2011 and 2010, we purchased 40.11 and 40.85 million bushels of corn, respectively, which was obtained primarily from local markets.  To assist in our securing the necessary quantities of grain for our plant, we entered into a Grain Feedstock Supply Agreement dated December 15, 2008 (the “Supply Agreement”) with AGRI-Bunge, LLC (“AB”), an affiliate of our significant equity holder Bunge.  AB has since assigned its rights under the Supply Agreement to Bunge.  Under the Supply Agreement, Bunge provides us with all of the corn we need to operate our ethanol plant, and we have agreed to only purchase corn from Bunge.  Bunge provides grain originators who work at the Facility for purposes of fulfilling its obligations under the Supply Agreement.  We pay Bunge a per-bushel fee for corn procured by Bunge for us under the Supply Agreement, subject to a minimum annual fee of $675,000 and adjustments according to specified indexes after three years.  The term of the Supply Agreement is ten years, subject to earlier termination upon specified events.  The Company expensed $337,519 and $299,088 in fees during the three months ended December 31, 2011 and 2010.

The Company entered into the DG Agreement dated October 13, 2006 with Bunge, under which Bunge is obligated to purchase from the Company and the Company is obligated to sell to Bunge all distillers grains produced at the Facility.  If the Company finds another purchaser for distillers grains offering a better price for the same grade, quality, quantity, and delivery period, it can ask Bunge to either market directly to the other purchaser or market to another purchaser on the same terms and pricing.  The Company expensed $483,511 and $332,278 in fees during the three months ended December 31, 2011 and 2010, respectively.

 The initial ten year term of the DG Agreement began February 1, 2009.  The DG Agreement automatically renews for additional

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 8:  Related Party Transactions (continued)

three year terms unless one party provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement, Bunge pays the Company a purchase price equal to the sales price minus the marketing fee and transportation costs.  The sales price is the price received by Bunge in a contract consistent with the DG Marketing Policy or the spot price agreed to between Bunge and the Company.  Bunge receives a marketing fee consisting of a percentage of the net sales price, subject to a minimum yearly payment of $150,000.  Net sales price is the sales price less the transportation costs and rail lease charges.  The transportation costs are all freight charges, fuel surcharges, and other accessorial charges applicable to delivery of distillers grains.  Rail lease charges are the monthly lease payment for rail cars along with all administrative and tax filing fees for such leased rail cars.

On August 26, 2009, in connection with our issuance of the Holdings Note, we also executed that Bunge Agreement—Equity Matters (the “Holdings Equity Agreement”), which was subsequently amended on June 17, 2010, under which (i) Holdings has preemptive rights to purchase new securities in us, and (ii) we are required to redeem any Series U Units held by Holdings with 76% of the proceeds received by us from the issuance of equity or debt securities.

On November 12, 2010, the Company entered into a Corn Oil Agency Agreement with Bunge to market its corn oil (the “Corn Oil Agency Agreement”).  The Corn Oil Agency Agreement has an initial term of three years and will automatically renew for successive three-year terms unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under this agreement for the three months ended December 31, 2011 and 2010 were $42,077 and $4,339, respectively.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in the Company, ICM became the sole Series C Member.  As part of ICM’s agreement to invest in Series C Units, the Operating Agreement provides that the Company will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.

On June 17, 2010, the Company issued the ICM Term Note in the amount of $9,970,000, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of December 31, 2011 and September 30, 2011, there was approximately $10,903,000 and $10,903,000 outstanding under the ICM Term Note, respectively, and approximately $367,454 and $146,500  of accrued interest due to ICM as of December 31, 2011 and 2010, respectively.

Additionally, to induce ICM to agree to the ICM Term Note, the Company entered into an equity agreement with ICM (the “ICM Equity Agreement”) on June 17, 2010, whereby (i) ICM retains preemptive rights to purchase new securities in the Company, and (ii) the Company must use 24% of the proceeds received by the Company from the issuance of equity or debt securities to redeem any Series C Units ICM holds from converting debt under the ICM Term Note.

On July 13, 2010, the Company entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that the Company may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides that: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 8:  Related Party Transactions (continued)

disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier upon to occur of (x) upon final resolution of all patent litigation and (y) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, the Company entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM sold the Company a tricanter oil separation system (the “Tricanter Equipment”).  In addition, ICM installed the equipment at the Company’s ethanol plant in Council Bluffs, Iowa.  As of December 31, 2011 the Company paid $2,592,500, related to the Tricanter Agreement and due to ongoing negotiations regarding contract standards, the Company has an approximate remaining balance of $683,550.

Note 9:  Commitments

The Company has entered into a steam contract with an unrelated party under which the vendor agreed to provide the steam required by the Company, up to 475,000 pounds per hour. The Company agreed to pay a net energy rate for all steam provided under the contract as well as a monthly demand charge. The net energy rate is set for the first three years then adjusted each year beginning on the third anniversary date.  The steam contract will remain in effect until January 1, 2019.  Expenses under this agreement for the three months ended December 31, 2011 and 2010 were $2,861,508 and $2,344,289, respectively.

Note 10:  Major Customers

On August 20, 2009, the Company entered into the Ethanol Agreement with Bunge (a related party), for marketing, selling, and distributing all of the ethanol and distillers grains with solubles produced by the Company.  The Company has expensed $1,096,384 and $586,238 in marketing fees under this agreement for the three months ended December 31, 2011 and 2010, respectively.  Revenues with this customer were $92,884,561 and $62,066,267, respectively, for the three months ended December 31, 2011 and 2010.   Trade accounts receivable due from this customer were $16,460,473 and $17,642,245 at December 31, 2011 and 2010, respectively.  The Ethanol Agreement was replaced with a new ethanol sales agreement with Bunge on January 1, 2012.

Note 11:  Contingent Liability

On March 24, 2011, the Company received a letter from the Environmental Protection Agency (the “EPA”) alleging violations of environmental regulations which could lead to the imposition of a civil penalty.  In the letter, EPA offered the Company an opportunity to negotiate a resolution of the matter.  The Company and EPA are finalizing a consent agreement and final order, which is acceptable to the Company.  Based on the draft consent agreement and final order as of December 31, 2011, the Company established a reserve of $50,000 in anticipation of funding a supplemental environmental project and assessment of a civil penalty in this matter. The violations alleged in the letter have been addressed and the Company is aware of no ongoing violations with respect to the matters addressed in the letter.

$14,251,000 Convertible Subordinated Term Notes

4,750 Series A Units

Prospectus

February 21 , 2012